UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

____________________________

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.	Individual and Consolidated Financial Statements of Natura &Co Holding S.A. for the Year Ended December 31, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Executive and Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: March 5, 2020

Item 1

Individual and Consolidated Financial Statements of Natura &Co Holding S.A. for the Year Ended December 31, 2019.

NATURA &CO HOLDING S.A. Individual and Consolidated Financial Statements for the year ended December 31, 2019 and Independent Auditor’s Report

CONTENTS

1.	GENERAL INFORMATION	12
2.	MANAGEMENT STATEMENT AND BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS	13
3.	SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES	14
4.	CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS	34
5.	FINANCIAL RISK MANAGEMENT	35
6.	CASH AND CASH EQUIVALENT	42
7.	SHORT-TERM INVESTMENTS	42
8.	TRADE RECEIVABLES	43
9.	INVENTORIES	44
10.	RECOVERABLE TAXES	45
11.	INCOME TAX AND SOCIAL CONTRIBUTION	45
12.	JUDICIAL DEPOSITS	47
13.	OTHER CURRENT AND NON-CURRENT ASSETS	48
14.	INVESTMENTS	48
15.	PROPERTY, PLANT AND EQUIPMENT	49
16.	INTANGIBLES	51
17.	RIGHT OF USE AND LEASE	54
18.	BORROWINGS, FINANCING AND DEBENTURES	56
19.	TRADE PAYABLES AND FORFAIT OPERATIONS	60
20.	TAX PAYABLES	60
21.	PROVISION FOR TAX, CIVIL AND LABOR RISKS	61
22.	OTHER LIABILITIES	63
23.	SHAREHOLDER’S EQUITY	65
24.	SEGMENT INFORMATION	65
25.	NET REVENUE	67
26.	OPERATING EXPENSES AND COST OF SALES	67
27.	EMPLOYEE BENEFITS	68
28.	FINANCIAL INCOME (EXPENSES)	71
29.	OTHER OPERATING INCOME (EXPENSES), NET	72
30.	EARNINGS PER SHARE	72
31.	RELATED-PARTY TRANSACTIONS	73
32.	COMMITMENTS	74
33.	INSURANCE	75
34.	ADDITIONAL STATEMENTS OF CASH FLOWS	75
35.	SUBSEQUENT EVENTS	75
36.	APPROVAL OF FINANCIAL STATEMENTS	77

Independent Auditor’s Report on the Individual and Consolidated Financial Statements – Free translation

To the Shareholders of Natura & Co Holding S.A. São Paulo - SP
Opinion

We have audited the individual and consolidated financial statements of Natura & Co Holding S.A. (“the Company”), identified as Company and Consolidated, respectively, which comprise the statement of financial position as of December 31, 2019 and the respective statements of profit or loss and other comprehensive income, changes in equity, cash flows for the period from 21 January to 31 December 2019 for the Company and for the year then ended for the Consolidated, the corresponding notes, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying financial statements present fairly, in all material respects, the, individual and consolidated financial position, of the Natura & Co Holding S.A. as of December 31, 2019, and its individual and consolidated financial performance and cash flows for the period from 21 January to 31 December 2019 and for the year then ended, respectively, in accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Company and Consolidated Financial Statements section of our report. We are independent of the Company and its subsidiaries in accordance with the ethical requirements that are relevant to our audit included in the Accountant Professional Code of Ethics (“Código de Ética Profissional do Contador”) and in the professional standards issued by the Brazilian Federal Accounting Council (“Conselho Federal de Contabilidade”) and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Recoverable value of goodwill and other intangible with indefinite useful life from the acquisition of The Body Shop International Limited
See Note16 to the individual and consolidated financial statements.
The key audit matter	How the matter was addressed in our audit
The Company maintains in its financial position relevant amounts related to the acquisition of The Body Shop including goodwill and intangibles with indefinite useful lives. The determination of the recoverable amount resulting from this acquisition involves uncertainties related to assumptions and estimates that have a significant risk of resulting in a material misstatement to the accounting balances. The calculation of the recoverable amount is based on the discounted cash flow method, considering the fair value less cost of disposal, which derives from the projected financial information for the next five years, according to the operating segment, and the projections consider the perspectives for their operating market, the estimates of future investments and working capital, in addition to other economic factors. The amount is sensitive to the discount rate used in the discounted cash flow methodology, as well as to the growth rates. Accordingly, this matter was considered to be significant for our audit.

Our audit procedures performed with the assistance of our corporate finance specialists included, but were not limited to:

• Analyses of cash flow projections to determine the recoverable amount, as well as the assumptions used in their preparation, such as discount and growth rates;

• Comparison of the assumptions with market information taking into our knowledge about the Company and the industry in which it operates. Carrying out a sensitivity analysis of the main assumptions used in the model adopted by the Company, as well as an analysis of current performance in comparison to the projected financial information from the previous year.

We evaluated whether the disclosures made in the individual and consolidated financial statements consider relevant information.

Based on the audit procedures summarized above, we consider acceptable the balances of goodwill and other intangibles with indefinite useful life of the businesses acquisition mentioned above, with regards to their recoverability, in the context of the individual and consolidated financial statements taken as a whole, for the period / year ended December 31, 2019.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Disclosure of subsequent event related to the acquisition of Avon Products Inc. - Identification and measurement of intangibles
See Note 35 to the individual and consolidated financial statements.
The key audit matter	How the matter was addressed in our audit
On January 3, 2020, the Company acquired the control of Avon Products Inc. whose activity is the commercialization of cosmetic products under the “Avon” brand, substantially, through the direct sale model. Although the allocation of the purchase price disclosed in the subsequent event note has been determined on a preliminary basis, we consider that the estimates associated with the identification and measurement of intangible assets, involve relevant judgments in the calculation of their fair value. Accordingly, we consider the disclosure of the subsequent event on the acquisition of Avon Products Inc., with regard to the identification and measurement of intangibles, significant for our audit.

Our audit procedures performed with the assistance of our valuation specialists included, but were not limited to:

• Analysed the relevant documents related to this transaction and the methodologies used by the Company in the process to identify and measure the intangibles, based on our knowledge of the industry and markets in which the acquired entity operates.

• Analysed the databases used in the respective measurement and compared the main assumptions applied in the projections to the historical data information of the acquired entity and / or with market data.

• Carried out an evaluation of the competence, objectivity and technical capacity of the external specialists hired by the Company involved in this matter.

We also evaluated whether the disclosures made in the individual and consolidated financial statements consider relevant information.

Based on the audit procedures summarized above, we consider acceptable the identification and measurement of the intangible assets that comprise the disclosure of the business acquisition in the context of the individual and consolidated financial statements taken as a whole, for the period / year ended December 31, 2019.

Other matters

Statements of value added

The individual and consolidated statements of value added (DVA) for the period ended from January 21, 2019 to December 31, 2019 and for the Company and for the period ended December 31, 2019 for the Consolidated, prepared under the responsibility of the Company’s management, and presented herein as supplementary information for IFRS purposes, have been subject to audit procedures jointly performed with the audit of the Company's financial statements. In order to form our opinion, we assessed whether those statements are reconciled with the financial statements and accounting records, as applicable, and whether their format and contents are in accordance with criteria determined in the Technical Pronouncement 09 (CPC 09) - Statement of Value Added issued by the Committee for Accounting Pronouncements (CPC). In our opinion, the statements of value added have been fairly prepared, in all material respects, in accordance with the criteria determined by the aforementioned Technical Pronouncement, and are consistent with the overall individual and consolidated financial statements.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Other information accompanying the individual and consolidated financial statements and the auditor's report

Management is responsible for the other information comprising the management report.

Our opinion on the individual and consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the individual and consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

Responsibilities of Management and Those Charged with Governance for the Individual and Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and subsidiaries financial reporting process.

Auditors’ Responsibilities for the Audit of the Individual and Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and international standards on auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and international standards on auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

–  Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

–  Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries internal control.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

–  Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

–  Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s and its subsidiaries ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company and subsidiaries to cease to continue as a going concern.

–  Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

–  Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the individual and consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, March 05, 2020

KPMG Auditores Independentes

CRC 2SP014428/O-6

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Rogério Hernandez Garcia

Accountant CRC 1SP213431/O-5

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

NATURA &CO HOLDING S.A.

BALANCE SHEET AT DECEMBER 31, 2019 AND DECEMBER 31, 2018

(All amounts in thousands of Brazilian reais - R$)

		Company		Consolidated
ASSETS	Note	2019	2018	2019	2018

CURRENT ASSETS
Cash and cash equivalents	6	2,380,800	-	4,513,582	1,215,048
Securities	7	669,769	-	1,025,845	1,215,377
Trade receivables	8	-	-	1,685,764	1,691,581
Trade receivables - related parties	31.1	-	-	-	-
Inventories	9	-	-	1,430,550	1,364,672
Recoverable taxes	10	-	-	395,640	379,253
Income tax and social contribution		5	-	113,478	326,803
Other current assets	13	-	-	265,198	263,025
Total current assets		3,050,574	-	9,430,057	6,455,759

NON-CURRENT ASSETS
Recoverable taxes	10	-	-	409,214	368,640
Income tax and social contribution		-	-	334,671	-
Deferred income tax and social contribution	11.a)	-	-	374,448	398,400
Judicial deposits	12	-	-	337,255	333,577
Derivative financial instruments	4.2	-	-	737,378	584,308
Securities	7	-	-	7,402	-
Other non-current assets	13	-	-	83,836	51,606
Total long-term assets		-	-	2,284,204	1,736,531

Investments	14	3,392,677	-	-	-
Property, plant and equipment	15	-	-	1,773,889	2,236,714
Intangible assets	16	-	-	5,076,501	4,950,545
Right of use	17	-	-	2,619,861	-

Total non-current assets		3,392,677	-	11,754,455	8,923,790

TOTAL ASSETS		6,443,251	-	21,184,512	15,379,549

		Company		Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	Note	2019	2018	2019	2018

CURRENT
Loans, financing and debentures	18	2,883,382	-	3,354,355	1,113,095
Lease	17	-	-	542,088	68,764
Trade payables and forfait operations	19	-	-	1,829,756	1,736,791
Trade payables - related parties	31.1	-	-	-	-
Payroll, profit sharing and social charges		-	-	560,376	574,381
Tax liabilities	20	1,050	-	320,890	310,093
Income tax and social contribution		196,474	-	388,238	183,030
Dividends and interest on shareholders' equity payable	23.b)	-	-	95,873	152,979
Derivative financial instruments	4.2	-	-	11,806	69,189
Provision for tax, civil and labor risks	21	-	-	18,650	20,389
Other current liabilities	22	-	-	396,391	338,170
Total current liabilities		3,080,906	-	7,518,423	4,566,881
NON-CURRENT
Loans, financing and debentures	18	-	-	7,432,019	6,881,050
Lease	17	-	-	1,975,477	377,471
Tax liabilities	20	-	-	122,569	165,326
Deferred income tax and social contribution	11.a)	-	-	450,561	431,534
Provision for tax, civil and labor risks	21	-	-	201,416	241,418
Other non-current liabilities	22	-	-	121,702	141,767
Total non-current liabilities		-	-	10,303,744	8,238,566

SHAREHOLDERS' EQUITY
Capital stock		1,485,436	-	1,485,436	427,073
Treasury shares	23.c)	-	-	-	(19,408)
Capital reserves		1,302,990	-	1,302,990	329,330
Retained earnings	23.e)	(149,020)	-	(149,020)	1,437,015
Proposed additional dividend		-	-	-	-
Losses on capital transaction		(92,066)	-	(92,066)	(92,066)
Equity valuation adjustment		815,005	-	815,005	492,158
Total shareholders' equity		3,362,345	-	3,362,345	2,574,102

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		6,443,251	-	21,184,512	15,379,549

* The notes are an integral part of the financial statements

NATURA &CO HOLDING S.A.

STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(All amounts in thousands of Brazilian reais - R$, except for earnings per share in the period)

		Company		Consolidated
	Note	2019	2018	2019	2018

NET REVENUE	25	-	-	14,444,690	13,397,419
Cost of products sold	26	-	-	(4,033,454)	(3,782,843)

GROSS PROFIT		-	-	10,411,236	9,614,576

OPERATING (EXPENSES) INCOME
Selling, Marketing and Logistics expenses	26	-	-	(6,395,586)	(5,828,713)
Administrative, R&D, IT and Project expenses	26	-	-	(2,405,576)	(2,251,341)
Impairment losses on trade receivables		-	-	(209,515)	(237,884)
Equity in subsidiaries	14	89,332	-	-	-
Other operating income (expenses), net	29	-	-	(49,311)	(39,945)

OPERATING PROFIT BEFORE FINANCIAL RESULT		89,332	-	1,351,248	1,256,693

Financial income	28	8,161	-	1,955,784	2,056,421
Financial expenses	28	(48,611)	-	(2,795,874)	(2,639,709)

Taxes on Company formation		(206,592)	-	(206,592)	-

PROFIT BEFORE INCOME TAX AND
SOCIAL CONTRIBUTION		(157,710)	-	304,566	673,405
Income tax and social contribution	11.b)	10,118	-	(149,099)	(125,026)

NET INCOME FOR THE YEAR		(147,592)	-	155,467	548,379

EARNINGS PER SHARE IN THE YEAR -R$
Basic	30.1.	(1.8600)	-	0.1796	0.6335
Diluted	30.2.	(1.6873)	-	0.1779	0.6324

* The notes are an integral part of the financial statements

NATURA &CO HOLDING S.A.

STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(All amounts in thousands of Brazilian reais - R$)

		Company		Consolidated
	Note	2019	2018	2019	2018

NET INCOME FOR THE PERIOD		(147,592)	-	155,467	548,379
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Gain from translation of financial statements of subsidiaries abroad	14	(73,268)	-	244,100	483,212
Exchange rate effect on the translation from hyperinflationary economy	14	-	-	17,666	(19,074)
Gain (loss) from cash flow hedge operations	4.2	-	-	107,337	(45,202)
Tax effects on gain (loss) from cash flow hedge operations		-	-	(36,768)	15,384
Equity income (loss) from cash flow hedge operation		(15,769)	-	-	-
Equity in tax effects on gain (loss) from cash flow hedge operations		(203)	-	-	-

Other comprehensive income not reclassified to profit or loss in subsequent periods:
Actuarial gain (loss)	22	-	-	(14,374)	(7,030)
Tax effects on acturial gain (loss)	22	-	-	4,887	11,532
Equity in actuarial loss	22	(9,731)	-	-	-
Equity in tax effects on acturial gain (loss)	22	4,548	-	-	-

Comprehensive income for the year, net of tax effects		(242,015)	-	478,315	987,201

* The notes are an integral part of the financial statements

NATURA &CO HOLDING S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(All amounts in thousands of Brazilian reais - R$)

				Capital reserves								Negative goodwill on capital transactions	Equity valuation adjustments
				Surplus on issue/	Special	Tax incentive reserve	Additional	Profit reserves			Retained	Result from operations	Other comprehensive	Total shareholders'
	Note	Capital stock	Treasury shares	sale of shares	reserve	Subsidy for investments	paid-in capital	Legal	Tax incentives	Profit retention	earnings	with non-controlling shareholders	income	equity

BALANCES AT DECEMBER 31, 2017		427,073	(32,544)	75,588	-	17,378	62,755	18,650	20,957	1,083,619	-	(92,066)	53,336	1,634,746

Net income for the period		-	-	-	-	-	-	-	-	-	548,379	-	-	548,379
Exchange rate effect on the translation from hyperinflationary economy		-	-	-	-	-	-	-	-	-	-	-	(19,074)	(19,074)
Other comprehensive income (loss)		-	-	-	-	-	-	-	-	-	-	-	457,896	457,896
Total comprehensive income (loss) for the year		-	-	-	-	-	-	-	-	-	548,379	-	438,822	987,201
Changes in stock option plans and restricted shares:
Provision for stock option plans and restricted shares	27.1	-	-	-	-	-	52,543	-	-	-	-	-	-	52,543
Exercise of stock option plans and restricted shares		-	13,136	(3,372)	-	-	(8,697)	-	-	-	-	-	-	1,067
Changes in tax incentive reserves		-	-	-	-	(17,378)	-	-	17,378	-	-	-	-	-
Dividends declared and not distributed yet (minimum mandatory)	23.b)	-	-	-	-	-	-	-	-	-	(56,661)	-	-	(56,661)
Interest on capital declared and not distributed yet (minimum mandatory)	23.b)	-	-	-	-	-	-	-	-	-	(111,449)	-	-	(111,449)
Retained earnings reserve	23.b)	-	-	-	-	-	-	-	-	336,532	(336,532)	-	-	-
Recording of tax incentive reserve	23.b)	-	-	-	-	-	-	-	43,737	-	(43,737)	-	-	-
Effect from adjustment to hyperinflationary economy		-	-	-	-	-	150,513	-	-	(83,858)	-	-	-	66,655

BALANCES AT DECEMBER 31, 2018		427,073	(19,408)	72,216	-	-	257,114	18,650	82,072	1,336,293	-	(92,066)	492,158	2,574,102

Net income for the period		-	-	-	-	-	-	-	-	-	392,391	-	-	392,391
Exchange rate effect on the translation from hyperinflationary economy		-	-	-	-	-	-	-	-	-	-	-	17,665	17,665
Other comprehensive income (loss)		-	-	-	-	-	-	-	-	-	-	-	305,182	305,182
Total comprehensive income (loss) for the year		-	-	-	-	-	-	-	-	-	392,391	-	322,848	715,239
Capital increase	23.a)	52,673	-	-	-	-	-	-	-	-	-	-	-	52,673
Changes in stock option plans and restricted shares:
Provision for stock option plans and restricted shares	27.1	-	-	-	-	-	104,078	-	-	-	-	-	-	104,078
Exercise of stock option plans and restricted shares		-	15,615	16,156	-	-	(34,333)	-	-	-	-	-	-	(2,562)
Cancellation of shares - RCA 16.12.19 - Protocol and convention of incorporation		-	3,793	(3,793)	-	-	-	-	-	-	-	-	-	-
Dividends declared and not distributed yet (exceeding the minimum mandatory)	23.b)	-	-	-	-	-	-	-	-	-	-	-	-	-
Interest on capital declared and not distributed yet (minimum mandatory)	23.b)	-	-	-	-	-	-	-	-	-	(110,671)	-	-	(110,671)
Retained earnings reserve	23.b)	-	-	-	-	-	-	-	-	206,268	(206,268)	-	-	-
Recording of tax incentive reserve	23.b)	-	-	-	-	-	-	-	75,452	-	(75,452)	-	-	-
Effect from adjustment to hyperinflationary economy		-	-	-	-	-	61,870	-	-	(2,052)	-	-	-	59,818
AGE 17.09.2019 - Capitalization of part of the balance of the Profit Reserve account		1,242,165	-	-	-	-	-	-	-	(1,242,165)	-	-	-	-

BALANCES AT DECEMBER 31, 2019 NATURA COSMÉTICOS S.A.		1,721,911	-	84,579	-	-	388,729	18,650	157,524	298,344	-	(92,066)	815,006	3,392,677

Predecessor adjustments (Note 1)		(236,475)	-	1,011,819	206,592	-	(388,729)	(18,650)	(157,524)	(299,772)	(147,592)	-	-	(30,331)

BALANCES AT DECEMBER 31, 2019 NATURA HOLDING S.A.		1,485,436	-	1,096,398	206,592	-	-	-	-	(1,428)	(147,592)	(92,066)	815,006	3,362,346

* The notes are an integral part of the financial statements

NATURA &CO HOLDING S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(All amounts in thousands of Brazilian reais - R$)

							Negative goodwill on	Equity
			Capital reserves				Negative goodwill on capital transactions	Equity valuation adjustments
	Capital	Treasury	Surplus on	Special	Profit reserves	Appropriation	Result from operations	Other comprehensive	Non-controlling	Total shareholders'
	stock	shares	issue/sale of shares	reserve	Retained earnings	of earnings	with non-controlling shareholders	income	interests	equity

COMPANY FORMATION ON JANUARY 21, 2019	-	-	-	-	-	-	-	-	-	-

Capital subscription through general meeting occurred in November 13, 2019	495,393	-	650,601	826,368	-	-	-	-	1,317,526	3,289,888
Capitalization of reserve through general meeting occurred in November 13, 2019	619,776	-	-	(619,776)	-	-	-	-	-	-
Net income of Natura Cosméticos attributed to non-controlling interests	-	-	-	-	-	-	-	-	(216,512)	(216,512)
Capital Subscription through Board meeting occurred in December 17, 2019	370,267	-	730,747	-	-	-	-	-	(1,101,014)	-
Effect of change in interest in subsidiary	-	-	(284,950)	-	-	-	-	-	-	(284,950)
Total comprehensive income (loss) for the year	-	-	-	-	-	-	-	815,006	-	815,006
Net income of non controlling interests	-	-	-	-	-	-	(92,066)	-	-	(92,066)
Net income of the year	-	-	-	-	-	(147,592)	-	-	-	(147,592)
Adjustment effect of hyperinflationary economy	-	-	-	-	(1,428)	-	-	-	-	(1,428)

BALANCE AS OF DECEMBER 31, 2019	1,485,436	-	1,096,398	206,592	(1,428)	(147,592)	(92,066)	815,006	-	3,362,346

* The notes are an integral part of the financial statements

NATURA &CO HOLDING S.A.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(All amounts in thousands of Brazilian reais - R$)

		Company		Consolidated
	Note	12/2019	12/2018	12/2019	12/2018

CASH FLOW FROM OPERATING ACTIVITIES
Net income for the period		(147,592)	-	155,467	548,379
Adjustments to reconcile net income for the period with net cash generated by operating activities:
Depreciation and amortization	16 and 17	-	-	1,117,416	589,911
Interest on investments and securities	26	-	-	(78,414)	(129,296)
Provision (reversal of provision) arising from swap and forward derivative contracts		-	-	(38,703)	(543,398)
Provision (reversal of provision) for tax, civil and labor risks	21	-	-	(24,509)	40,193
Inflation adjustment of escrow deposits		-	-	(13,352)	(13,780)
Inflation adjustment of contingencies		-	-	9,758	4,346
Income tax and social contribution	11.b)	(10,118)	-	149,099	125,026
Taxes on Company formation		206,592	-	206,592	-
Result from sale and write-off of property, plan and equipment and intangible assets	15	-	-	34,518	16,057
Equity in subsidiaries	14	(89,332)	-	-	-
Interest and exchange variation on leases	16	-	-	127,398	52,011
Interest and exchange rate variation on borrowings and financing	17	4,345	-	582,519	1,187,869
Restatement and exchange rate variation on other assets and liabilities		-	-	5,764	(3,535)
Provision (reversal of provision) for losses from property, plant and equipment and intangible assets	15	-	-	3,541	8,516
Provision (reversal of provision) for stock option plans and restricted shares		-	-	59,232	40,376
Effective losses and provision for losses with trade receivables, net of reversals	8	-	-	209,505	(237,884)
Provision (reversal of provision) for inventory losses, net	9	-	-	147,140	22,743
Provision (reversal of provision) for post-employment health care plan and carbon credit	22 and 22.a)	-	-	19,969	(34,914)
Gain on acquisition of registered warrants		-	-	-	-
Effect from hyperinflationary economy		-	-	51,659	45,198
Other provisions (reversals)		-	-	(134,212)	(173,009)

		(36,106)	-	2,590,386	1,544,809

(INCREASE) DECREASE IN ASSETS
Trade receivables		-	-	(212,812)	60,309
Inventories		-	-	(194,698)	(112,331)
Recoverable taxes		-	-	(6,369)	84,982
Other assets		-	-	(56,440)	(67,864)
Subtotal		-	-	(470,319)	(34,904)

(INCREASE) DECREASE IN LIABILITIES
Domestic and foreign trade payables		-	-	117,080	158,978
Payroll, profit sharing and social charges, net		-	-	(15,855)	215,412
Tax liabilities		1,050	-	91,520	(23,105)
Other liabilities		-	-	21,204	(52,247)
Subtotal		1,050	-	213,949	299,038

CASH GENERATED BY OPERATING ACTIVITIES		(35,056)	-	2,334,017	1,808,943

OTHER CASH FLOWS FROM OPERATING ACTIVITIES
Recovery (payment) of income tax and social contribution		(5)	-	(321,262)	(269,966)
Accruals (payments) of judicial deposits		-	-	9,674	(364)
Payments related to tax, civil and labor lawsuits	21	-	-	(27,179)	(36,464)
Payments due to settlement of derivative operations		-	-	(66,420)	(30,967)
Interest paid on lease	16	-	-	(134,579)	(22,691)
Payment of interest on borrowings, financing and debentures	17	-	-	(493,895)	(604,224)

NET CASH GENERATED BY (USED IN) OPERATING ACTIVITIES		(35,061)	-	1,300,356	844,267

CASH FLOW FROM INVESTING ACTIVITIES
Cash from merger of subsidiary		-	-	-	-
Additions of property, plant and equipment and intangible assets	15	-	-	(586,395)	(485,016)
Proceeds from sale of property, plant and equipment and intangible assets		-	-	22,682	6,641
Investment in securities		(669,769)	-	(7,161,530)	(8,483,684)
Redemption of securities		-	-	7,345,389	9,187,748
Redemption of interest on investments and securities		-	-	65,504	163,407
Receipts of dividends from subsidiaries		-	-	-	-
Capital increase in subsidiaries	14	-	-	-	-

NET CASH PROVIDED BY INVESTING ACTIVITIES		(669,769)	-	(314,350)	389,096

CASH FLOW FROM FINANCING ACTIVITIES
Amortization of lease - principal	16	-	-	(497,905)	(46,241)
Amortization of loans, financing and debentures – principal	17	(20,962)	-	(2,643,575)	(6,552,249)
New loans, financing and debentures	17	2,900,000	-	5,346,145	5,015,278
Acquisition of treasury shares, net of option strike price received		-	-	(2,562)	1,067
Payment of dividends and interest on capital for the previous year	23.b)	-	-	(152,938)	(201,652)
Receipts (payments) to settle derivative operations		-	-	3,992	32,401
Receipt by exercised stock options	27.1	-	-	52,673	-
Capital increase	27.1	206,592	-	206,592	-

NET CASH USED IN FINANCING ACTIVITIES		3,085,630	-	2,312,422	(1,751,396)

Effect of exchange variation on cash and cash equivalents		-	-	106	39,950

DECREASE IN CASH AND CASH EQUIVALENTS		2,380,800	-	3,298,534	(478,083)

Opening balance of cash and cash equivalents	6	-	-	1,215,048	1,693,131
Closing balance of cash and cash equivalents	6	2,380,800	-	4,513,582	1,215,048

DECREASE IN CASH AND CASH EQUIVALENTS		2,380,800	-	3,298,534	(478,083)

* The notes are an integral part of the financial statements

NATURA &CO HOLDING S.A.

STATEMENT OF VALUE ADDED

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(All amounts in thousands of Brazilian reais - R$)

		Company			Consolidated
	Note	2019		2018	2019		2018

INCOME		-		-	18,474,068		17,005,145
Sale of goods, products and services		-		-	18,342,780		17,086,189
Provision for doubtful accounts, net of reversals	8	-		-	21,247		(11,689)
Other operating expenses, net		-		-	110,041		(69,355)

INPUTS ACQUIRED FROM THIRD PARTIES		-		-	(10,776,149)		(10,002,306)
Cost of products sold and services		-		-	(5,413,253)		(4,960,201)
Materials, electricity, outsourced services and others		-		-	(5,362,896)		(5,042,105)

GROSS VALUE ADDED		-		-	7,697,919		7,002,839

RETENTIONS		-		-	(1,117,416)		(589,911)
Depreciation and amortization	15 and 16	-		-	(1,117,416)		(589,911)

VALUE ADDED PRODUCED BY THE COMPANY		-		-	6,580,503		6,412,928

TRANSFERRED VALUE ADDED		97,493		-	1,955,784		2,056,421
Equity in subsidiaries	14	89,332		-	-		-
Financial income - including inflation adjustments and exchange rate variations	28	8,161		-	1,955,784		2,056,421

TOTAL VALUE ADDED TO DISTRIBUTE		97,493		-	8,536,287		8,469,349

DISTRIBUTION OF VALUE ADDED		97,493	100%	-	8,536,287	100%	8,469,349	100%
Payroll and social charges		-	0%	-	3,010,938	34%	2,813,413	33%
Taxes, fees and contributions		196,474	202%	-	2,545,969	30%	2,414,119	29%
Financial expenses and rentals		48,611	50%	-	2,823,913	33%	2,693,438	32%
Dividends		-		-	-		56,661
Interest on equity		-		-	110,671		111,449
Retained earnings		(147,592)	-151%	-	44,796	1%	380,269	4%

* The notes are an integral part of the financial statements

A free translation from Portuguese into English of Individual and Consolidated Financial Statements prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and in accordance with International Financial Reporting Standards (IFRS), issued by International Accounting Standards Board – IASB)

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

1.	GENERAL INFORMATION

NATURA &CO HOLDING S.A. (“Natura &Co” or “Company”), previously called Natura Holding S.A., was incorporated on January 21, 2019, with the purpose of holding interest in other companies, as partner or shareholder, in Brazil or abroad (“holding company”). The purpose of the Company is to manage shareholding interest in companies that perform their main activities in the cosmetics, fragrances and personal hygiene sector, through the development of manufacturing, distribution and commercialization of its products. The Company's main brand is "Natura", followed by the English brand "The Body Shop" and the Australian brand "Aesop". In addition to using the retail market, e-commerce, B2B and franchises as product sales channels, its subsidiaries are highlighted by the direct sales channel, carried out mainly by the consultants from Natura and The Body Shop brands.

The Company is a publicly-traded corporation, domiciled in São Paulo, registered in the special trading segment called “Novo Mercado” in the B3 S.A. – Brasil, Bolsa, Balcão (B3), under the ticker “NTCO3.” After several restructuring activities during the acquisition process of Avon Products, Inc. (“Avon”), the Company became the holding company of the Natura group and, since December 2019, hold 100% of the shares of Natura Cosméticos S.A. (“Natura”). On January 6, 2020, the Company started to trade its shares on the New York Stock Exchange (“NYSE”), under the ticker “NTCO”.

The Company was incorporated as part of a corporate restructuring process started by Natura, on May 22, 2019, with the purpose of concluding the merger of Avon Products, Inc (“Avon”) through a share merger and swap process between Avon and the Company, resulting in the business combination (“Operation”).Corporate restructuring to acquire the control of Avon Products, Inc.

a) Corporate restructuring to acquire the control of Avon Products, Inc

On May 22, 2019, the Company’s current subsidiary Natura announced the acquisition of Avon (NYSE: AVP), in a share swap agreement, creating the world’s fourth largest exclusive beauty group by uniting companies strongly committed to generating positive social impact.

The Operation involved a series of corporate acts, as shown below:

Preparatory Step – Capitalization of Profits

On September 17, 2019, Natura called and held an extraordinary shareholders’ meeting in which Natura shareholders approved the capitalization of earnings reserves in the amount of R$1,242,165, with bonus share distribution to Natura shareholders at amount equal to one Natura bonus share for each Natura share held.

Step 1 – Contribution from Founders

On November 13, 2019, Natura shareholders who signed the Voting and Support Agreement of Natura Founders (“Founders”), or who signed adhesion to this agreement, contributed to Natura &Co a number of shares corresponding to approximately 57.3%, of Natura capital (“Contribution from Founders”) in the amount of R$1,145,994, of which R$495,393 as capital payment and R$650,601 as capital reserve. Additionally, the Founders made a contribution in cash of R$206,592 for the Company to pay the corporate income tax that may be calculated on the special equity reserve classified jointly with capital reserves to be registered as a result of Founders’ Contribution, in exchange for Company shares.

Step 2 – Merger of Shares of Natura Cosméticos

All Natura Cosméticos shares not previous held by Natura &Co Holding until step 2, were merged into Natura &Co Holding, and Natura Cosméticos became a wholly owned subsidiary of Natura &Co ("Share Merger" and, jointly with Founders’ Contribution, “Natura Restructuring”). The decision was taken through extraordinary shareholders' meeting held on November 13, 2019, and the Share Merger was consummated on December 17, 2019, in the amount of R$1,101,013, of which R$370,266 as capital payment and R$730,747 as capital reserve, as per material fact notices disclosed by Natura &Co. Natura is no longer listed on B3, but it is still registered under B Category at CVM. Within the context of extraordinary shareholders' meeting for the Share Merger, Natura established a Special Independent Committee to negotiate the share exchange rate in accordance with CVM Guideline Report 35/2008.

2.	MANAGEMENT STATEMENT AND BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

The individual and consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board” (“IASB”), and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”), introduced in Brazil through the Accounting Pronouncements Committee of Brazil (“CPC”) and its interpretations (“ICPC”) and technical guidelines (“OCPC”), approved by the Securities and Exchange Commission of Brazil (“CVM”).

The Company’s individual and consolidated financial statements are expressed in thousands of Brazilian reais (“R$”), and the amounts expressed in other currencies, whenever necessary, are also disclosed in thousands. The items disclosed in other currencies are duly identified, whenever applicable.

Management confirms that all relevant information in the financial statements, and only them, are being disclosed, and they correspond to those used in the development of its business management activities.

a) Basis of presentation of Company’s consolidated financial statements before the corporate restructuring (Note 1a)

Business combinations between companies under common control have not yet been specifically addressed by accounting practices adopted in Brazil (“CPCs”) and the international financial reporting standards (“IFRS”). Therefore, in accordance with paragraph 11 of IAS 8/CPC 23 – Accounting Policies, Changes in Accounting Estimates and Errors, Management considered the requirements and Pronouncements, Interpretations and Guidelines that address similar and related matters.

IFRS 3 / CPC 15(R1) – Business Combination is the pronouncement addressing business combinations, it clearly excludes from its scope the business combinations between entities under common control and, therefore, cannot be applied in this case.

As an alternative, complying with paragraphs 10 and 11 of IAS 8/CPC 23, where there is a lack of guidelines of the Conceptual Structure for Preparation and Presentation of Financial Statements, the Management may also consider the most recent technical positions assumed by other accounting regulation agencies using a conceptual structure similar to that of the CPC to develop accounting pronouncements, or, other accounting literature and practices generally accepted in the industry, to the extent that they do not show conflict with the sources provided for in paragraph 11 of IAS 8 / CPC 23.

The predecessor basis of accounting is an accounting alternative and is in line with the accounting practices of other countries, such as the accounting practices generally accepted in the United States and United Kingdom (“USGAAP” and “UKGAAP”, respectively), which allow the use of this practice in corporate restructuring and other operations between entities under common control. Therefore, Management elected the predecessor method the accounting practice that best represents the operation and provides the investor with the most significant information.

The adoption of the predecessor basis of accounting, as well as its application in a retroactive manner , represents a change in accounting practice as provided for in paragraph 29 of IAS 8/CPC 23. As such, these effects are being presented for all comparative periods.

On December 31, 2019, the Company holds 100% of Natura shares and, therefore, for comparison purposes, the amounts presented in the year ended December 31, 2018 refer to Natura.

The Company’s financial statements, with the adoption of the predecessor basis of accounting, were prepared to reflect:

➢	the historical results of operations and financial position of Natura Cosméticos and the Company, in a combined basis;

➢	the effects from initial merger of Natura by the Company, which represent its accounting information for the investment in Natura Cosméticos; and

➢	the non-controlling interest in the Company, which was determined based on the proportional interest in identifiable equity and net income.

The individual financial statements include entries to reflect the equity in the investee Natura while the Consolidated financial statements were prepared considering that Natura was controlled by the Company since January 1, 2019.

b) Basis of presentation of the individual financial statements of the Controller at December 31, 2019

The Company, which individually is the parent company of Natura, has limited transactions since its establishment, and its main transactions include the corporate restructuring referred to in Note 1. Accordingly, its main result originates from recognizing equity in the earnings (losses) of Natura. The predecessor basis of accounting does not apply to individual financial statements, therefore, to comply with the regulatory requirements imposed to the individual Company (“Parent Company”), its accounting presentation for the fiscal year ended December 31, 2019 is shown in the Notes below.

c) Reconciliation of Company’s individual results and Company’s consolidated results

Net loss for the year – Natura &Co Holding – Parent Company	(147,592)

Natura Cosméticos results – Consolidated up to November 13, 2019	228,415
Natura Cosméticos results – Consolidated from November 14, 2019 to November 30, 2019	81,998
Natura Cosméticos results – Consolidated from November 30, 2019 to December 17, 2019	92,516
Natura Cosméticos results – Consolidated from December 18, 2019 to December 31, 2019	(10,537)
(+) Consolidated net income of Natura Cosméticos	392,391

Equity in the earnings or loss – Nov. 14 to Dec. 17, 2019 – participation of 57.3%	99,869
Equity in the earnings or loss – Dec. 18 to Dec. 31, 2019 – participation of 100%	(10,537)
(-) Equity in the earnings or losses	(89,332)
(=) Net income for the year – Natura &Co Holding - Consolidated	155,467

d) Reconciliation of the Company and Natura’s shareholders’ equity

	Company	Natura	Predecessor adjustments
Capital stock (a)	1,485,435	1,721,911	(236,476)
Surplus on issue/sale of shares (b)	1,096,398	84,579	1,011,819
Special reserve (a)	206,592	-	206,592
Additional paid-in capital (b)	-	388,729	(388,729)
Profit reserves - Legal (b)	-	18,650	(18,650)
Profit reserves – Tax incentives (b)	-	157,524	(157,524)
Profit reserve - retention (c)	(1,428)	298,344	(299,772)
Retained losses (c)	(147,592)	-	(147,592)

a)	The acts for the Company formation acts resulted in a Share Capital of R$ 1,485,435 and a statutory reserve, called special reserve, of R$ 206,592. Considering that capital contributed by the controlling shareholders was measured based on the Natura’s equity on November 13, 2019, and later, by the other shareholders, on December 17, 2019, the mathematical calculation showed a difference of R$ 236,476 to adjustment the Capital in December 31, 2019, reflected in the corresponding large social groups on December 31, 2019.

b)	The balance of other comprehensive income reflects Natura figures, since there are recyclable items for the statement of income in the future, when applicable. The remaining Additional Paid-in Capital reserve, Legal Profit reserve, Tax Incentives and Proposed Additional Dividend are not applicable in the Company, so they were adjusted and added to the initial capital contribution balance. The adjustment of R $ 1,011,819 recorded in the “Surplus on issue/sale of shares” corresponds to the mathematical calculation to reflect this movement.

c)	Retained earnings and profit reserve – retention, reflect the Company operation during the period.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The main accounting practices applied in the preparation of these financial statements are defined below. These practices have been applied consistently in all the years presented with the exception of the accounting practices presented in note 3.29, which were adopted as from the year started on January 1, 2019.

3.1	Basis of preparation

The financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil which include those established in the Brazilian Corporate Law as well as the Pronouncements, Instructions and Interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM).

All relevant information specific to these financial statements, and only such information, is presented, which corresponds to that used by Management in its administration of Natura &Co.

3.2	Foreign currency conversion

Functional currency

Items included in the financial statements of the Company and each of its the subsidiaries included in the consolidated financial statements are measured using the currency of the main economic environment in which the companies operate (“functional currency”).

3.2.1 Transactions and balances using currency that differ from the functional currency

Foreign-denominated transactions are translated into the Company’ functional currency – Brazilian reais (R$) - at the exchange rates prevailing on the dates of the transactions. Balance sheet accounts are translated at the exchange rates prevailing at the end of the reporting period. Foreign exchange gains and losses arising on the settlement of such transactions and the translation of monetary assets and monetary liabilities denominated in foreign currency are recognized in profit or loss, in line items “Financial income” and “Financial expenses”.

The financial statements are presented in Brazilian reais (R$), which corresponds to the Company’s presentation currency.

In the preparation of the consolidated financial statements, the statements of income and of cash flows and all changes in assets and liabilities of foreign subsidiaries, whose functional currency is the local currency in the respective countries where they operate, are converted into Brazilian real at the average monthly exchange rate nearest to the effective exchange rate on the date of the corresponding transactions. The balance sheet is translated into Brazilian real at the exchange rates at the reporting date. This translation calculation is different for Natura Cosméticos S.A. – Argentina, which became a hyperinflationary economy as of July 1, 2018 (Note 3.2.1.a) in which the balance sheet is converted into Brazilian real at the exchange rates at the date of the year reporting period.

The effects from variations in the exchange rate arising from these conversions are stated under “Other comprehensive income” in the statements of comprehensive income and in shareholders’ equity.

a) Hyperinflationary economy

Starting from July 2018, Argentina has been considered a hyperinflationary economy and as per CPC 42 – Contabilidade e Evidenciação em Economia Altamente Inflacionária (IAS 29 – Financial Reporting in Hyperinflationary Economies), the non-monetary assets and liabilities, equity items and the statement of income of the subsidiary Natura Cosmetics S.A. – Argentina (“Natura Argentina”), whose functional currency is the Argentinean peso, are being adjusted so that the figures are reported in the monetary measurement unit at the end of the reporting period, which considers the effects measured by the Consumer Price Index (“IPC”) in Argentina starting January 1, 2017 and Argentina’s Domestic Retail Price Index (“IPIM”) up to December 31, 2016. Consequently, as required by CPC 42 / IAS 29, the operating results of the subsidiary Natura Argentina must be disclosed as highly inflationary starting from July 1, 2018 (start of the period in which a hyperinflationary scenario was identified).

Non-monetary assets and liabilities booked at historical cost and equity items of Natura Argentina were adjusted for inflation based on the aforementioned indices. The effects of hyperinflation resulting from changes in the overall purchasing power (i) were presented in equity up to December 31, 2017; and (ii) are presented in the statement of income starting January 1, 2018. The statement of income is adjusted at the end of each reporting period based on the variation in the general price index.

The net effect of inflation adjustment in 2019 on (i) non-monetary assets and liabilities; (ii) items in shareholders' equity; and (iii) statement of income was presented in a specific account for hyperinflation in the financial result (see note 28).

To convert the accounting balances of the subsidiary Natura Argentina, to the reporting currency (Brazilian real – R$) used in the individual and consolidated financial statements of the Company, the following procedures required by CPC 02(R2) – Efeitos das mudanças nas taxas de câmbio e conversão de demonstrações contábeis (IAS 21 - The effects of changes in foreign exchange rates) were adopted:

➢	the amounts related to assets, liabilities and equity items were converted at the exchange rate on the reporting date (0.06732 Argentinean peso for each Brazilian real in December 2019); and

➢	revenues and expenses in the year were converted at the exchange rate on the reporting date (0.06732 Argentinean peso for each Brazilian real in December 2019), instead of the average exchange rate of the period, which is used to convert currencies in non-hyperinflationary economies.

Cumulative inflation, as measured by the IPC index, for the fiscal year ended December 31, 2019 was 54.5% (47.99% at December 31, 2018).

In the fiscal year ended December 31, 2019, the application of CPC 42 / IAS 29 resulted in: (i) a negative impact on the financial result of R$13,947 (R$25,066 at December 31, 2018); and (ii) a negative impact on net income for the year of R$68,940 (R$64,271 at December 31, 2018).

The conversion of statement of income at the exchange rate on the reporting date, instead of average monthly exchange rate of the year, resulted in a positive impact on other comprehensive income for the fiscal year ended December 31, 2019 of R$17,666 (R$19,074 on December 31, 2018).

3.3	Consolidation

a) Investments in subsidiaries

The Company controls an entity when it is exposed to, or has rights to, the variable returns arising from its involvement with the entity and when it has the power to affect these returns by exerting its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements as from the date on which the Company obtained control until the date of loss of control. The Company holds interests only in subsidiaries.

Investments in subsidiaries are accounted for by the equity method of accounting. The financial statements of subsidiaries are prepared as of the same reporting date of the Company. Adjustments are made, if necessary, to conform their accounting practices to those adopted by the Company.

Under the equity method of accounting, the share attributable to the Company of the profit or loss for the period of such investments is accounted for in the statement of income, in line item “Equity in subsidiaries”. All intragroup balances, revenues, expenses and unrealized gains and losses arising from intragroup transactions are completely eliminated. The other comprehensive income of subsidiaries is recorded directly in the Company’s shareholders’ equity, in line item “Other comprehensive income”.

Below is the list of Company’s subsidiaries on December 31, 2019 and 2018:

	Interest in capital - %
	2019	2018
Direct Interest:
Natura Cosméticos S.A.	100.00	-
Nectarine Merger Sub I, Inc. – United States	100.00	-

Via Nectarine Merger Sub I, Inc.
Nectarine Merger Sub II, Inc. – United States	100.00	-

Indirect Interest:
Indústria e Comércio de Cosméticos Natura Ltda. – Brazil	99.99	99.99
Natura Comercial Ltda. – Brazil	99.99	99.99
Natura Biosphera Franqueadora Ltda. – Brazil	99.99	99.99
Natura Cosméticos S.A. – Chile	99.99	99.99
Natura Cosméticos C.A. – Venezuela	99.99	99.99
Natura Cosméticos S.A. – Peru	99.99	99.99
Natura Cosméticos S.A. – Argentina	99.99	99.99
Natura Cosméticos y Servicios de México, S.A. de C.V.	99.99	99.99
Natura Cosméticos de México, S.A. de C.V.	99.99	99.99
Natura Distribuidora de México, S.A. de C.V.	99.99	99.99
Natura Cosméticos Ltda. – Colombia	99.99	99.99
Natura Cosméticos España S.L. – Spain	100.00	100.00
Natura (Brasil) International B.V. – Netherlands	100.00	100.00
Natura Brazil Pty Ltd. – Australia	100.00	100.00

Natura Cosmetics Asia Pacific Pte. Ltd. - Singapore	100.00	-
Fundo de Investimento Essencial - Brazil	100.00	100.00

Via Indústria e Comércio de Cosméticos Natura Ltda.:
Natura Logística e Serviços Ltda. - Brazil	99,99	99,99

Via Natura (Brazil) International B.V. - Netherlands:
Natura Europa SAS – France	100.00	100.00
Natura Brasil Inc. - USA - Delaware	100.00	100.00
The Body Shop International Limited – United Kingdom	100.00	100.00

Via Brasil Inc. - USA - Delaware
Natura International Inc. - USA – New York	100.00	100.00

Via The Body Shop International Limited
G A Holdings (Guernsey) Limited - United Kingdom	100.00	100.00
G A Holdings (1979) Limited - United Kingdom	100.00	100.00
The Body Shop Worldwide Limited - United Kingdom	100.00	100.00
The Body Shop Global Travel Retail Limited - United Kingdom	100.00	100.00
The Millennium Luxembourg Sarl Administration Company Limited- United Kingdom	-	100.00
The Body Shop Beteiligungs-Gmbh – Germany	100.00	100.00
The Body Shop Gmbh - Austria	100.00	100.00
The Body Shop Benelux B.V. – Netherlands	100.00	100.00
The Body Shop Service B.V. – Netherlands	100.00	100.00
The Body Shop Svenska Ab – Sweden	100.00	100.00
The Body Shop Luxembourg Sarl – Luxembourg	100.00	100.00
The Body Shop Monaco Sarl	100.00	100.00
The Body Shop Cosmetics Ireland Limited	100.00	-
The Body Shop S.A.U – Spain	100.00	100.00
The Body Shop Portugal, S.A.	100.00	100.00
The Body Shop (Singapore) Pte Limited - Singapore	100.00	100.00
The Body Shop International (Asia Pacific) Pte Limited	100.00	100.00
The Body Shop (Malaysia) Sdn.Bhd – Malaysia	100.00	100.00
The Body Shop Hong Kong Limited - Hong Kong	100.00	100.00
The Body Shop Australia Limited - Australia	100.00	100.00
Buth-Na-Bodhaige Inc.	100.00	100.00
The Body Shop Canada Limited - Canada	100.00	100.00
The Body Shop Brasil Indústria E Comércio De Cosméticos Ltda.	99.99	99.99
The Body Shop Brasil Franquias Ltda. - Brazil	99.99	99.99
The Body Shop Chile – Chile	99.99	99.99

Via The Body Shop Worldwide Limited
The Body Shop (France) Sarl	100.00	100.00
B.S. Danmark A/S – Denmark	100.00	100.00

Via The Body Shop Beteiligungs GmbH - Germany
The Body Shop Germany GmbH	100.00	100.00

Via The Body Shop Benelux B.V. - Netherlands
The Body Shop Belgium B.V (Netherlands Return) – Netherlands	100.00	99.99
The Body Shop Belgium B.V (Belgium Branch) – Netherlands	-	99.99

Via The Body Shop Hong Kong Limited - Hong Kong
Mighty Ocean Company Limited - Hong Kong	100.00	100.00

Via Mighty Ocean Company Limited - Hong Kong
Hsb Hair, Skin And Bath Products Company Limited - Macau	100.00	100.00

Via Buth-Na-Bodhaige Inc.
Aramara S. De R.L. De C.V. – Mexico	100.00	100.00
Cimarrones S.A. De C.V. – Mexico	99.99	99.99
TBS Air I, LLC – USA	-	74.00
TBS Air II, LLC – USA	-	85.00
TBS Air III, LLC - USA	70.00	70.00

Via Natura Brazil Pty Ltd.:
Natura Cosmetics Australia Pty Ltd. - Australia	100.00	100.00

Via Natura Cosmetics Australia Pty Ltd. - Australia:
Emeis Holdings Pty Ltd – Australia	100.00	100.00

Via Emeis Holdings Pty Ltd – Australia
Emeis Cosmetics Pty Ltd – Australia	100.00	100.00
Emeis Trading Pty Ltd – Australia	100.00	100.00
Aesop Retail Pty Ltd – Australia	100.00	100.00
Aesop Japan Kabushiki Kaisha - Japan	100.00	100.00
Aesop Singapore Pte. Ltd. - Singapore	100.00	100.00
Aesop Hong Kong Limited - Hong Kong	100.00	100.00
Aesop USA, Inc. - USA	100.00	100.00
Aesop UK Limited - United Kingdom	100.00	100.00
Aesop New Zeland Limited - New Zeland	100.00	100.00
Aesop Brasil Comercio de Cosmeticos Ltda. - Brazil	99.99	99.99
Aesop Foundation Limited - Australia	100.00	100.00

Via Emeis Cosmetics Pty Ltd – Australia
Emeis Cosmetics Pty Ltd (Korea Branch)	100.00	100.00

Via Aesop Hong Kong Limited - Hong Kong
Aesop Macau Sociedade Unipessoal Limitada (Macau)	100.00	100.00

Via Aesop Singapore Pte. Ltd. - Singapore
Aesop Taiwan Cosmetics Company Limited - Taiwan	100.00	100.00
Aesop Malaysia Sdn. Bhd. - Malaysia	100.00	100.00
Aesop Korea Yuhan Hoesa – Korea	100.00	100.00

Via Aesop USA, Inc. – USA
Aesop Canada, Inc. – Canada	100.00	99.99

Via Aesop UK Limited - United Kingdom
Aesop Switzerland AG – Switzerland	100.00	100.00
Aesop Germany GmbH - Germany	100.00	100.00
Aesop Sweden AB - Sweden	100.00	100.00
Aesop Norway AS - Norway	100.00	100.00
Aesop Italy SARL - Italy	100.00	100.00
Aesop Denmark ApS - Denmark	100.00	100.00
Aesop Austria GmbH - Austria	100.00	100.00
Aesop Belgium - Belgium	100.00	100.00
and Aesop France SARL - France	100.00	100.00
Aesop Netherlands B.V (Netherlands)	100.00	-

The consolidated financial statements have been prepared based on the financial statements as of the same date and consistent with the Company’ accounting practices. Investments in subsidiaries arising from intercompany operations have been eliminated proportionately to the investor’s interests in the subsidiaries’ shareholders’ equity and net income or loss, intergroup balances and transactions and unrealized profits, net of taxes.

The operations of the direct and indirect subsidiaries are as follows:

➢	Natura Cosméticos S.A.: it is a publicly-traded corporation, established under the laws of the Federative Republic of Brazil on June 6, 1993, for an indefinite term. Founded in 1969 in São Paulo, Brazil, it is one of the world’s ten largest direct selling companies. Under the Natura brand, most products are made of materials from natural sources, developed with ingredients extracted from Brazil’s biodiversity and mainly distributed through direct selling by independent Natura consultants. It also sells through e-commerce and an expanded own store chain, composed of 43 stores in Brazil and 9 stores abroad (in the USA, France, Argentina and Chile), 256 franchise stores, as well as presence in approximately 3,500 drugstores on June 30, 2019.

➢	Indústria e Comércio de Cosméticos Natura Ltda.: engaged primarily in the production and sale of Natura products to Natura Cosméticos S.A. - Brazil, Natura Cosméticos S.A. - Chile, Natura Cosméticos S.A. - Peru, Natura Cosméticos S.A. - Argentina, Natura Cosméticos Ltda. - Colombia, Natura Europa SAS - France, and Natura Cosméticos de Mexico S.A. de C.V and Natura International Inc. - USA.

➢	Natura Comercial Ltda.: engaged in the retail sale of cosmetics, fragrances in general and toiletries, through sales in the retail market.

➢	Natura Biosphera Franqueadora Ltda. (previously Natura Cosmetics and Services Ltda.): engaged in trading, including by electronic means, of products from Natura brand.

➢	Natura Cosméticos S.A. - Chile, Natura Cosméticos S.A. - Peru, Natura Cosméticos S.A. - Argentina, Natura Cosméticos Ltda. - Colombia and Natura Distribuidora de Mexico, S.A. de C.V.: their activities are an extension of the activities conducted by the parent company Natura Cosméticos S.A. - Brazil.

➢	Natura Cosmetics Asia Pacific Pte. Ltd – Singapore: company established in 2019, not operational yet.

➢	Natura Cosméticos CA. - Venezuela: the company is in the process of closing and there are no material investments, transactions or balances in its accounting records.

➢	Natura Inovação e Tecnologia de Produtos Ltda.: engaged in product and technology development and market research. Merged with the Company and lawfully terminated on November 1, 2018, with its operations, rights and obligations taken over by the Company.

➢	Natura Cosméticos y Servicios de Mexico, S.A. de C.V.: engaged in the provision of administrative and logistics services to companies Natura Cosméticos de Mexico, S.A. de C.V. e Natura Distribuidora de Mexico, S.A. de C.V..

➢	Natura Cosméticos de Mexico, S.A. de C.V.: engaged in the import and sale of cosmetics, fragrances in general, and hygiene products to Natura Distribuidora de Mexico, S.A. de C.V.

➢	Natura Cosméticos España S.L.: activities are suspended. In case activity is resumed, it will carry out the same activities as the Company.

➢	Natura (Brazil) International B.V - Netherlands: holding of Natura Europe SAS – France, Natura Brazil Inc., Natura International Inc. and The Body Shop International Limited.

➢	Natura Logística e Serviços Ltda.: engaged in picking, packing and mailing services, logistics consulting, human resources management and human resources training.

➢	Natura Brasil Inc.: holding company of Natura International Inc.

➢	Natura International Inc - USA: engaged in capturing trends in design, fashion and technology, transforming them into ideas, concepts and prototypes.

➢	Natura Europa SAS - France: engaged primarily in the purchase, sale, import, export and distribution of cosmetics, fragrances, and toiletries

➢	Natura Brazil Pty Ltd – holding of Natura Cosmetics Australia Pty Ltd operations.

➢	Natura Cosmetics Australia Pty Ltd – holding of Emeis Holdings Pty Ltd.

➢	Emeis Holdings Pty Ltda and its subsidiaries: engaged primarily in the manufacture and marketing of premium cosmetics, operating under the brand “Aesop,” with products sold in retail stores and own stores. During 2019, the subsidiary “Aesop Netherlands B.V (Netherlands)” was incorporated.

➢	The Body Shop International Limited and its subsidiaries: engaged primarily in the development, distribution and sale of cosmetics under the brand “The Body Shop,” with products sold through a chain of own stores, e-commerce, direct selling and franchises. During 2019, the subsidiary “The Body Shop Cosmetics Ireland Limited” was incorporated. In the same period, the following subsidiaries were closed: The Millennium Luxembourg Sarl Administration Company Limited-United Kingdom; The Body Shop Belgium B.V (Belgium Branch) – Netherlands; TBS Air I, LLC – USA; TBS Air II, LLC – USA.

➢	Fundo de Investimento Essencial: refers to the private-credit fixed-income funds.

b) Business combinations

Business combinations with unrelated third parties are accounted for by applying the acquisition method when control is transferred to the Company. The consideration transferred is in general measured at fair value, as well as the identifiable net assets acquired. Any goodwill arising from the transaction is tested annually for impairment. Gains from a bargain purchase are recognized immediately in profit or loss. Acquisition-related costs are recorded in profit or loss as incurred, except for costs related to the issue of debt or equity instruments.

The consideration transferred does not include amounts related to the payment of pre-existing relationships. These amounts generally are recognized in profit or loss for the year.

In a business combination involving entities or business under common control, in which all of the combining entities or business are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory, the Company applies the predecessor accounting method (Note 2a).

c) Ownership interest of non-controlling shareholders

The Company opted to measure any ownership interest of non-controlling shareholders initially by the proportionate interest held in the identifiable net assets of the acquired entity on the acquisition date.

Changes in the Company’s interest in a subsidiary that do not result in loss of control are recorded as transactions under shareholders’ equity.

3.4	Financial Instruments

The Company adopted CPC 48 / IFRS 9 – Financial Statements in replacement to IAS 39 – Financial Instruments: Recognition and Measurement on January 1, 2018. The changes made in the Company’s accounting policies are described below, as well as their impacts on the financial statements.

3.4.1 Classification of financial assets

CPC 48 / IFRS 9 contains an approach to classify and measure financial assets with the three main classification categories: measured at amortized cost, at fair value through other comprehensive income (“FVOCI”) and at fair value through profit or loss (“FVPL”). The standard eliminates the following existing categories under IAS 39: held to maturity, held for trading, borrowings and receivables, and available for sale.

The classification of financial assets at initial recognition depends on the characteristics of the contractual cash flows of the financial asset and Company’s business model for the management of these financial assets. Except for trade receivables that do not contain a significant financing component or to which the Company has been applied the practical expedient, the Company initially measures a financial asset at its fair value plus transaction costs, in the case of financial asset not measured at fair value through profit or loss.

A financial asset is measured at amortized cost if it meets the following conditions and is not designated for measurement at fair value through profit or loss:

➢	is maintained within a business model whose objective is to keep financial assets to receive contractual cash flows; and

➢	its contractual terms generate, on specific dates, cash flows that are relative only to the payment of principal and interest on the outstanding principal amount.

A financial asset is measured at fair value through other comprehensive income if it meets the following condition and is not designated for measurement at fair value through profit or loss:

➢	its contractual terms generate, on specific dates, cash flows that are not only the payment of principal and interest on the outstanding principal amount.

All financial assets not classified as measured at their amortized cost or at fair value through other comprehensive income are classified as at fair value through profit or loss.

Assessment of the business model

The Company evaluates the objective of the business model in which the financial asset is maintained in the portfolio, because it reflects the best way in which the business is managed, and information is provided to the Management. The information considered includes:

➢	the policies and objectives determined for the portfolio and how these policies actually work. These include the issue of knowing whether Management strategy focuses on obtaining contractual interest income, maintaining a certain interest rate profile, the correspondence between the duration of financial assets and the duration of the corresponding liabilities or expected cash disbursements, or realizations of the cash flows through the sale of assets;

➢	how the performance of the portfolio is assessed and reported to the Management of the Company;

➢	the risks that affect the performance of the business model (and the financial asset maintained in that business model) and how those risks are managed;

➢	how business managers are remunerated – for example, if the remuneration is based on the fair value of the assets managed or on the contractual cash flows obtained; and

➢	the frequency, volume and time of sale of financial assets in previous years, the reasons for such sale and their expectations of future sales.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not deemed sales, consistent with the continuous recognition of the Company’s assets.

Financial assets held for trading or managed with performance assessed based on their fair value are measured at fair value through profit or loss.

Assessment of whether contractual cash flows are only payments of principal and interest

To assess contractual cash flows, the “principal” is defined as the fair value of the financial asset upon initial recognition. “Interest” is defined as consideration for the value of money in time and for the credit risk associated with the principal outstanding over a certain period of time and for other risks and basic costs of loans (for example, liquidity risk and administrative costs), as well as profit margin.

The Company considers the contractual terms of the instrument to assess whether the contractual cash flows are only payments of principal and interest. This includes an assessment of whether the financial asset contains a contractual term that could change the moment or amount of contractual cash flows in such a way that it would not meet this condition. When conducting such assessment, the Company takes into account:

➢	contingent events that change the amount or timing of the cash flows;

➢	terms that could adjust the contractual rate, including variable rates;

➢	the prepayment and extension of terms; and

➢	terms that limit the access of the Company to cash flows from specific assets (for example, based on the performance of an asset).

The purchases or sales of financial assets requiring the delivery of assets within certain period established by regulation or market convention (regular negotiations) are recognized on the negotiation date, that is, the date in which the Company commits to purchase or sell the asset.

i) Subsequent measurement

For the purposes of subsequent measurement, financial assets are classified into four categories:

➢	Financial assets at amortized cost (debt instrument);

➢	Financial assets at fair value through other comprehensive income with reclassification of accumulated gains and losses (debt instruments);

➢	Financial assets at fair value through other comprehensive income, without reclassification of accumulated gains and losses upon their derecognition (equity instruments); and

➢	Financial assets at fair value through profit or loss.

Financial assets at amortized cost (debt instruments)

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment loss. Gains or losses are recognized in profit or loss when the asset is written off, modified or presents impairment loss.

Financial assets at fair value through other comprehensive income (debt instruments)

For debt instruments at fair value through other comprehensive income, the interest revenue, exchange revaluation and losses or reversals of impairment loss are recognized in the statement of income and calculated at the same manner for financial assets measured at amortized cost. The remaining changes in fair value are recognized in other comprehensive income, upon the derecognition, the accrued fair value change recognized in other comprehensive income is reclassified to profit or loss.

Financial assets at fair value through other comprehensive income (financial instruments)

Upon initial recognition, the Company may opt irrevocably to classify its equity instruments at fair value through other comprehensive income when they meet the definition of equity under CPC 39 – Financial instruments: Presentation and are not held for trading. The classification is determined by considering each instrument specifically. Gains and losses on these financial assets are never classified to profit or loss Dividends are recognized with other revenues in the statement of income when the right to the payment is established, except when the Company benefits from these payments as recovery of part of the cost of the financial asset, if these gains are registered in other comprehensive income. Equity instruments at fair value through other comprehensive income are not subject to impairment test.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are presented in the statement of financial position through fair value, with net variations of fair value recognized in the statement of income. This category includes derivative instruments and listed equity investments, which the Company has not classified irrevocably at fair value through other comprehensive income. Dividends on listed equity investments are recognized as other revenue in the statement of income when the right to the payment is established.

ii) Offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount is presented in the balance sheet when there is a legally enforceable right to set off recognized amounts and the intent to either settle them on a net basis, or to recognize the asset and settle the liability simultaneously.

iii) Derecognition (write-off) of financial instruments

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when the rights to receive cash flows from the asset have expired; the Company transfers its rights or risk to receive cash flows of the asset or has assumed an obligation to pay the full amount of received cash flows, without significant delay to a third party under an on lending agreement, and (i) the Company transfers substantially all risks and benefits of the asset, or (ii) the Company neither transferred nor retained substantially all risks and benefits of the asset, but transferred the control of asset.

When the Company transfer its rights to receive cash flows of an asset or execute an on-lending agreement, it evaluates if, and at which extent, it retained the risks and benefits of ownership. When the Company neither transfers or retains substantially all risks and benefits of the asset, nor transferred the control over the asset, the Company continues to recognize the asset transferred to the extent of its continued involvement. In this case, the Company also recognizes an associated liability. The asset transferred is measured at the lowest between: (i) the value of the asset; and (ii) the maximum amount of consideration received that the entity may be obliged to refund (guarantee amount).

The Company derecognizes a financial liability when its contractual obligation is withdrawn, canceled or expires.

3.4.2 Derivative instruments

Derivative instruments transactions contracted by the Group consist of swaps and non-deliverable forwards (NDF’s) intended exclusively to hedge against the foreign exchange risks related to balance sheet positions, acquisitions of inputs and property, plant and equipment, projected exports and projected foreign-denominated cash outflows for capital increases in foreign subsidiaries.

They are measured at fair value, and changes in fair value are recognized through profit or loss, except when they are designated as cash flow hedges, to which changes in fair value are recorded in “Other comprehensive income” within shareholders’ equity.

The fair value of derivative instruments is measured by the treasury departments of the Group based on information on each contracted transaction and related market inputs at the end of the reporting period, such as interest rates and exchange coupon.

Hedge accounting

After Management’s evaluation, the Company concluded that all existing hedge relationships are currently designated in effective hedge relationships and still qualify for hedge accounting under CPC 48 / IFRS 9, because the new standard did not change the general principles of how an entity accounts for effective hedges.

When an entity applies CPC 48 / IFRS 9 for the first time, it can determine whether its accounting policy will continue to apply the hedge accounting requirements of CPC 38 / IAS 39 instead of the requirements of chapter 6 of CPC 48 / IFRS 9.

Given the results of the analyses and the decision to not adopt CPC 48 / IFRS 9 specifically for hedge accounting, the Company maintains its current accounting practices based on CPC 38 / IAS 39, as mentioned in Note 3.4 above, being affected only by the new disclosure requirements starting January 1, 2018, as presented in Note 5.2.

Cash Flow hedge

Consists in providing hedge against variation in cash flows attributable to a specific risk related to a known asset or liability or a highly probable forecast transaction and that may affect profit or loss.

The effective portion of changes in fair value of derivative instruments that is designated and qualified as cash flow hedge is recognized in other comprehensive income and accumulated in “Gain (loss) from cash flow hedge operations” and “tax effect on gain (loss) from cash flow hedge operations.” In a “cash flow hedge”, the effective portion of gain or loss from the hedge instrument is recognized directly in equity in other comprehensive income, while the ineffective portion of hedge is immediately recognized in financial income (expenses).

For the years ended December 31, 2019 and 2018, the Company used derivative financial instruments, applying “cash flow hedge accounting” and, as disclosed in Note 5.2, for hedge against the risk of change in exchange rates related to loans in foreign currency and purchase and sale transactions in foreign currency and intercompany loan operations that: (i) are highly related to the changes in the market value of the hedged item, both at the beginning as well as during contract term (effectiveness between 80% and 125%); (ii) have documentation of the operation, hedged risk, risk management process and methodology used in assessing effectiveness; and (iii) are considered effective to reduce the risk related to the exposure to be hedged. It allows the application of the hedge accounting methodology, with effect from measurement of their fair value on shareholders’ equity and from their realization on profit or loss in the heading related to the hedged item.

Hedge accounting is discontinued when the Company cancels the hedge relationship, the hedge instrument matures or is sold, revoked or executed, or no longer qualifies to hedge accounting. Any gains or losses recognized in other comprehensive income and accumulated in shareholders’ equity as of a certain date remain in equity and are recognized when the forecast transaction is eventually recognized in profit or loss.

If a planned transaction results in the subsequent recognition of a non-financial asset or liability, the cumulative gain or loss in other comprehensive income is reclassified to profit or loss during the same year for which the non-financial asset acquired or non-financial liability assumed affects the profit or loss. For example, when the non-financial asset is depreciated or sold.

Conversely, if a planned transaction results in the subsequent recognition of a financial asset or liability, the cumulative gain or loss in other comprehensive income is reclassified to profit or loss during the same period for which the financial asset acquired or financial liability assumed affects the profit or loss. For example, when financial income or expense is recognized.

When the forecast transaction is no longer expected, cumulative gains or losses deferred in equity are immediately recognized in profit or loss.

The Company assesses, along with the hedge term, the effectiveness of its derivative financial instruments, as well as changes in their fair value.

For the years ended December 31, 2019 and 2018, there were no losses related to the ineffective portion recognized in profit or loss for the year.

The fair values of derivative financial instruments are disclosed in note 5.2.

In addition, it should be mentioned that, during the years ended December 31, 2019 and 2018, the Company did not enter into transactions related to hedge of fair value or hedge of net investment.

3.4.3	Financial liabilities

Financial liabilities are classified, upon initial recognition, as financial liabilities at fair value through profit or loss, financial liabilities at amortized cost or as derivatives designated as hedge instruments in an effective hedge, as applicable.

All financial liabilities are initially measured at fair value, more or less, in the event of financial liability not designated at fair value through profit or loss, the transaction costs that are directly attributable to the issuance of financial liability.

The Company’s financial liabilities include borrowings, financing and debentures (note 18), derivative financial instruments (nota 5) and trade payables and forfeit operations (note 19).

Subsequent measurement

For the purposes of subsequent measurement, financial liabilities are classified into two categories:

➢	Financial liabilities at fair value through profit or loss; and

➢	Financial liabilities at amortized cost.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities for trading and financial liabilities designated upon initial recognition at fair value through profit or loss. They are classified as held for trading if incurred for purposes of repurchase in the short term. This category also includes derivative instruments contracted by the Company that are not designated as hedge instruments in hedge relations defined by CPC 48. Separate embedded derivatives are also classified as held for trading, unless they are designated as effective hedging instruments.

Gains and losses on liabilities held for trading are recognized in the statement of income.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated on the initial recognition date, and only if the criteria provided for in CPC 48 were met.

Financial liabilities at amortized cost (borrowings and financing)

After initial recognition, borrowings and financing contracted and granted subject to interest are subsequently measured at amortized cost, using the effective interest method. Gains and losses are recognized in profit or loss when liabilities are written off, as well as through the process of amortizing to effective interest rate. Gains and losses are recognized in profit or loss when liabilities are written off, as well as through the process of amortizing to effective interest rate.

Amortized cost is calculated taking into consideration any negative goodwill or goodwill on acquisition and rates or costs that are integral part of the effective interest method. The amortization at the effective interest method is included as financial expense in the statement of income.

This category generally applies to borrowings and financing granted and contracted, subject to interest.

Derecognition

A financial liability is written off when the obligation over the liability is extinct, i.e., when the obligation set forth in the agreement is settled, cancelled or expires. When an existing financial liability is replaced for another liability of the same lender under substantially different terms, or the terms of an existing liability are substantially modified, this swap or modification is addressed as derecognition of the original liability and recognition of a new liability. The difference in respective accounting amounts is recognized in the statement of income.

3.5	Cash and cash equivalents

Cash equivalents are held for the purpose of meeting short term commitments, rather than for investment or other purposes. Cash and cash equivalents includes cash, bank deposits and short-term investments redeemable within up to 90 days from the investment date, highly liquid or convertible to a known cash amount and subject to immaterial change in value, which are recorded at cost plus income earned through the end of the reporting period and do not exceed their fair or realizable values.

3.6	Payables and provision for doubtful accounts

Trade receivables are accounted at their nominal amount, less the provision for doubtful accounts, which is estimated based on calculating the risk of loss in each aging list group, considering the different risks in accordance with the collection’s operation.

3.7	Inventories

Carried at the lower of average cost of purchase or production and net realizable value. Details are disclosed in note 9.

The Company considers the following when determining its provision for inventory losses: discontinued products, products with slow turnover, expired products or products nearing the expiration date and products that do not meet quality standards, recorded as “Cost of products sold”.

3.8	Carbon Credits – Carbon Neutral Program

In 2007, the Company assumed with its employees, customers, suppliers and shareholders a commitment to be a Carbon Neutral company, which is to neutralize their emissions of Greenhouse Gas - GHG, in its complete production chain, from extraction of raw materials to post- consumption. This commitment, which currently refers only to operations under the Natura brand, is not a legal obligation, since Brazil does not have a reduction target, despite being a signatory to the Kyoto Protocol. For this reason, it is considered a constructive obligation under CPC 25 / IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, which requires the recognition of a provision in the financial statements if it is subject to disbursement and measurable.

The liability is estimated through annually audited inventories of carbon emissions and measured based on the market price for the acquisition of licenses for neutralization. On December 31, 2019, the balance recorded in the caption "Other provisions" (see note 22), refers to the total carbon emissions during the period of 2007 to 2019 that have not yet been offset by corresponding projects and therefore no execution of the certificate of carbon.

According to its beliefs and principles, the Company elected to make some purchases of carbon credits by investing in projects with environmental benefits arising from the voluntary market. Thus, the costs will generate carbon credits after completion or maturation of these projects.

During these years, these expenses were recorded at fair value as “other current assets” and “other current assets” (see note 13).

Upon effective delivery of the related carbon credit certificates to the Company, the obligation of being Carbon Neutral is effectively fulfilled; therefore, the balances of assets are offset against those of liabilities.

The difference between the carrying amounts of assets and liabilities at December 31, 2019 refers to the amount of cash disbursed in advance for investments in ongoing projects and, for this reason, not yet available for neutralization of emissions and offset of liability.

3.9	Current and deferred income tax and social contribution

Except for subsidiaries abroad, which observe the tax rates valid in the respective countries in which they are located, in Brazil, they include the corporate income tax (“IRPJ”) and the social contribution on net income (“CSLL”), which are calculated based on taxable income, by applying the 15% rate plus additional of 10% on taxable income exceeding R$240 for IRPJ and 9% for CSLL and considers the offset of tax losses and tax loss carryforwards, limited to 30% of taxable income. Taxable income reflects profit before taxes adjusted by non-taxable and non-deductible items (both temporary and permanent items).

Deferred taxes represent tax debits and credits on temporary differences between tax base and accounting base of assets and liabilities on accrued tax losses. Deferred tax and contribution assets and liabilities are classified as “non-current” as required by CPC 32 (IAS 12) – Income taxes. When the Company’s internal studies indicate that the future use of tax credits is not probable, a provision for loss is recorded.

Deferred tax assets and liabilities are offset if there is a legal feasible right to offset tax liabilities as tax assets, and if they are related to taxes registered by the same tax authority under the same taxable entity. Thus, for presentation purposes, tax asset and liability balances are disclosed separately.

Deferred tax assets and liabilities must be measured at current rates expected to be applicable in the period in which the asset is realized or the liability is settled, and reflect the uncertainty related to income tax, if any.

3.10	Property, plant and equipment

Property, plant and equipment is measured at cost of acquisition or construction, plus interest capitalized during construction period, when applicable, for the case of a qualifying assets, and reduced by accumulated depreciation and impairment losses, if applicable. The useful lives of the assets are reviewed annually.

Rights in tangible assets intended for the maintenance of Group’s activities, arising out of finance leases, are recorded as if they were a financed acquisition, with a property, plant and equipment and a financing liability being recognized at the inception of each transaction, the assets also being subject to depreciation calculated over the estimated useful lives of the respective assets or over the contract term, when the financial lease has no purchase option.

Land is not depreciated. Depreciation of the other assets is calculated under the straight-line method to distribute their cost over their useful lives, as mentioned in Note 15.

Gains and losses on disposals are calculated by comparing the proceeds from the sale with the carrying amount and are recognized in profit or loss under “Other Operating Income (Expenses), Net”.

3.11	Intangible assets

a) Software

Licenses of software and enterprise management systems acquired are capitalized and amortized according to the useful lives described in note 16 and maintenance costs are recognized as expenses when incurred.

System acquisition and implementation costs are capitalized as intangible assets when the asset is identified, when there is evidence that future economic benefits will flow into the entity and when the asset is controlled by the Company, taking into consideration its economic and technologic viability. The amounts incurred on software development recognized as assets are amortized under the straight-line method over its estimated useful life. The expenditures related to software maintenance are expensed when incurred.

b) Trademarks and patents

Separately acquired trademarks and patents are stated at their historic cost. Trademarks and patents acquired in a business combination are recognized at fair value on the acquisition date. For trademarks and patents with definite useful lives, amortization is calculated on a straight-line basis at the annual rates described in note 16.

c) Relationship with retail clients, franchisees and sub-franchisees

Relationships with retail clients, franchisees and sub-franchisees acquired in business combinations are recognized at fair value on the acquisition date and their amortization is calculated on a straight-line basis, based on rates shown in note 16.

d) Key money with defined useful life

Goodwill with defined useful life is recorded at the acquisition cost and amortized on a straight-line basis during the rental period, as shown in note 16.

e) Intangible assets with indefinite useful lives

Intangible assets with indefinite useful lives held by the Company refer mainly to trademarks and goodwill due to expectations of future economic benefits arising from transactions involving business transactions, and tradeable key money.

These assets are not amortized but are tested annually for losses due to impairment either individually or at the level of the cash generating unit (or groups of cash generation units). The assessment of indefinite life is reviewed annually to determine whether this assessment continues to be supportable. Otherwise, the change in useful life from indefinite to finite is made on a prospective basis.

Gains and losses arising from derecognition of an intangible asset are measured as the difference between the net from the sale and the carrying amount of the asset and are recognized in profit or loss upon disposal of the asset under “Other Operating Income (Expenses), Net”.

3.12	Impairment assessment

The assets’ carrying amount is annually evaluated to identify evidences of impairment, or also significant events or changes in circumstances that indicate the carrying value of an asset may not be recoverable. When applicable, an impairment loss is recognized if the carrying amount of an asset exceeds its recoverable amount

For impairment assessment purposes, assets are grouped at the lowest levels for which there are independent cash flows (cash-generating units, or CGUs).

The assets of the Group are initially grouped into operating segments, which follows a logic based on its Corporate Governance structure. Within the operating segments, assets are grouped into cash generating units as follows:

Operating Segment	Identification of CGUs
Natura Brazil	• Direct selling • Individual stores
Natura LATAM	• Argentina • Chile • Peru • Mexico • Colombia
Natura Others	• France • USA
Aesop	• Individual stores
The Body Shop	• Individual stores

The recoverable amount of an asset or cash-generating unit is determined as being the higher of the value in use of the asset and the fair value less costs of disposal. In the estimation of the value in use of the asset, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the weighted average cost of capital for the company in which it operates the cash-generating unit. The fair value net of costs of sale is measured based on the preparation of the discounted cash flow at its present value, using a discount rate before taxes that reflects the company’s weighted average cost of capital in which the generating cash unit operates, including assumptions for the stores expansion and investments, as well as the respective revenues that will be generated as a result of this expansion, considering the assumptions that other market participants would use when pricing the assets or liabilities.

3.13	Product research and development expenses

The Company’s accounting practice includes recording its product research and development costs, when incurred, as expenses for the period, since due to the high innovation index and product turnover in its sales portfolio, it is impracticable to meet all aspects required in IAS 38/CPC 04 – Intangible Assets for capitalizing the amounts.

3.14	Leases

Up to December 31, 2018, the Company classified lease classification at the inception of the contract. Leases where the Company was a lessor and retained substantially all the risks and rewards incidental to ownership were classified as operating leases. Lease payments under an operating lease were recognized as an expense on a straight-line basis over the lease term. Leases where the Group retains substantially all the risks and rewards incidental to ownership were classified as finance leases. These leases were capitalized in balance sheet at the commencement of the lease term at the lower amount of the fair value of leased asset and the present value of minimum lease payments. Each lease installment was apportioned between liabilities and the finance charges so as to permit obtaining a constant effective interest rate on the outstanding liability. The corresponding obligations, less the finance charge, were classified in current liabilities and non-current liabilities, according to the lease term. Property, plant and equipment items acquired through finance leases were depreciated over their useful lives, or over the lease term, when it is shorter and has no purchase option.

On January 1, 2019, the Company applied CPC 06(R2) / IFRS16, approved by the Securities and Exchange Commission of Brazil (“CVM”) in December 2017, which introduced one sole lease model, replacing the concept of classifying between operating and finance lease, which was applied by the Company up to December 31, 2018. The impact of this new standard is detailed in Note 3.29.

3.15	Borrowing costs

Borrowing costs attributable to the acquisition, construction or production of a qualifying asset that necessarily requires a significant effort to be ready for its intended use or sale are capitalized as part of the cost of the corresponding asset. All other borrowing costs are expensed in the period they are incurred. Borrowing costs consist of interest and other costs incurred by an entity related to a loan.

3.16	Trade payables and forfeit operations

These are initially recognized at their nominal amounts, plus interest, inflation adjustments and exchange rate differences through the end of the reporting period, when applicable.

3.17	Provisions for risks

Provisions are recognized when the Company has a legal or constructive obligation as a result of past events, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and its value can be measured with sufficient reliability. Provisions are quantified at the present value of the expected outflow of resources embodying economic benefits to settle the obligations using the appropriate discount rate, according to related risks.

The provisions for tax, civil, and labor risks are adjusted for inflation through the end of the reporting period to cover probable losses, based on the nature of the risk and the opinion of the Company’s legal counsel.

Contingent assets are not recognized by the Company and are only disclosed, in case of probable receipt of economic benefits. If it is practically certain that economic benefits will be received, the asset and the corresponding gain are recorded in the Financial Statements of the year corresponding to the change in estimate.

3.18	Borrowings, financing and debentures

Initially recognized at fair value of proceeds received less transaction costs in applicable cases, plus charges, interest, inflation adjustments and exchange rate differences as provided for in agreements, incurred through the end of the reporting period, as shown in note 18.

3.19	Employee benefits

3.19.1 Short-term benefits

The obligations of short-term benefits for employees are recognized as personnel expenses as the corresponding service is rendered. The liability is recognized at the amount of the expected payment if the Company has a legal or constructive obligation to pay the amount due to services rendered by an employee in the past and the obligation can be reliably estimated.

3.19.2 Profit sharing

The Company recognizes a liability and an expense for profit sharing based on criteria that it considers the profit attributable to its shareholders after certain adjustments and which is tied to the achievement of specific operational goals and objectives established and approved in the beginning of each fiscal year.

3.19.3 Long-term incentive program

The Company made available until June 2019 to eligible executives of its subsidiary Emeis Holdings Pty Ltd. a long-term incentive program, based on criteria linked to specific operational goals and objectives established at the beginning of the relationship between the parties, being such obligation recorded as a liability and remeasured with effect on profit or loss.

3.19.3 Defined post-employment healthcare benefit

The actuarial liability for the healthcare plan of the Company and its subsidiaries refers to a post-employment benefit plan to current and former employees who made fixed contributions for funding the healthcare plan up to April 30, 2010, when the healthcare plan design was changed and fixed contributions were eliminated. Those who contributed to the plan for ten years or more are ensured the right to remain as a beneficiary for an indefinite term (lifetime), and those who contributed for a period of less than ten years are ensured the right to remain as a beneficiary at the rate of one year for each year in which fixed contributions were made. This group of current employees, in the event of termination of employment relationship, may opt to remain in the plan in accordance with applicable legislation, thereby assuming the payment of the monthly plan fee charged by the healthcare plan operators. However, this monthly plan fee does not necessarily represent the total cost of the user, which is borne by the Company through payment of the excess cost, as an additional benefit.

The costs associated with this benefit are recognized under the accrual method of accounting as a defined-benefit post-employment benefit plan using the projected unit credit method.

The current service cost and accrued interest on the present value of the liability are recognized in the Income Statement and the actuarial gains and losses generated by the remeasurement of the liability due to changes in actuarial assumptions are recognized as Other Comprehensive Income. In case of changes or reductions in the plan, the effects of the cost of past services are recognized in the Income Statement on the date of occurrence.

3.20	Share-based payment

The Company's executives are granted the following stock option plans, settled exclusively with its own shares:

➢	Stock option plan;

➢	Restricted stock plan; and

➢	Strategy acceleration program.

The plans are measured at fair value at the grant date. In determining the fair value, the Company uses an adequate valuation method, details of which are disclosed in Note 27.1.

The cost of transactions settled with equity instruments is recognized, together with a corresponding increase in shareholders’ equity under the heading "Additional paid-in capital", throughout the period in which the service conditions are fulfilled, ending on the date on which the employee acquires the full right to the award (acquisition date). The cumulative expense recognized for equity instruments transactions settled on each base date up to the acquisition date reflects the extent to which the vesting period has transpired and the Company’ best estimate of the number of equity instruments to be acquired. The expense or credit in the statement of income of the period is recorded under the heading "Administrative expenses".

For the stock option plan and the strategy-acceleration program, despite the expiration of the term for exercise, the recognized expense is not reversed since the right has been acquired by executives.

When an award of equity instruments settlement is cancelled (except when the cancellation occurs due to loss of right over the equity instrument for not fulfilling the grants conditions), it is treated as if it had been acquired on the date of cancellation, and any expense not recognized is registered immediately. This includes any award for which Company or the counterparty have the option not to fulfill the non-acquisition obligation. All cancellations of transactions settled with equity securities are treated in the same way.

The dilution effect of options granted is reflected as additional share dilution in the calculation of diluted earnings per share (Note 30.2).

3.21	Dividends and interest on capital

The proposed distribution of dividends and interest on capital made by Management included in the portion equivalent to the mandatory minimum dividends is recognized in line item “Other payables” in current liabilities, as it is considered as a legal obligation provided for by the Company’s bylaws; however, the portion of dividends exceeding minimum dividends declared by management after the reporting period but before the authorization date for issuance of these financial statements is recognized in line item “Proposed additional dividends.”

For corporate and accounting purposes, interest on capital is stated as allocation of income directly in shareholders’ equity.

3.22	Treasury shares

The Company’s own equity instruments which are reacquired (Treasury shares) are recognized at acquisition cost and deducted from shareholders ' equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company's own equity instruments.

3.23	Government grants and assistance – Exploration profit

Government subsidies and assistance for investments are recognized when there is reasonable assurance that the entity complied with the conditions established by the government agency granting the subsidy. They are recognized as income or expense deduction in profit or loss for the fruition period of the benefit and, subsequently, are allocated to tax incentive reserve under equity.

The subsidiary Indústria e Comércio de Cosméticos Natura Ltda. has projects located in areas under operation of the Amazonia Development Superintendence (“SUDAM”), whose activity is classified as priority economic activity, entitling to the tax benefit of reducing 75% of taxable income, calculated based on the profit from exploration of the respective region.

Natura has projects located in the states of Bahia and Minas Gerais. These Federative Units have internal legislation including decrees that authorize the granting of tax incentives, under the presumptive credit modality, to companies that invest in them. Natura has complied with the requirements and, through a Special regime, obtained authority to apply said tax incentives.

3.24	Segment reporting

Information per operating segment is consistent with the internal report provided to the chief operating decision maker on operational matters.

The main decision-making body of the Company, which is responsible for defining the allocation of resources to the operating segments is the Board of Directors of the Company, which is advised by the Group’s Operations Committee (“GOC”), the Audit, Risk Management and Finances Committee, the People and Corporate Development Committee, the Strategic Committee and the Corporate Governance Committee (“Committees”).

The GOC , which includes the CEOs of Natura, The Body Shop and Aesop, in addition to representatives of key business areas (Finance, Human Resources, Business Strategy and Development, Legal, Innovation and Sustainability, Operations and Corporate Governance), is responsible, among other things, for monitoring the implementation of short- and long-term strategies and making recommendations to the Board of Directors regarding the management of the Group, from the viewpoint of results, allocation of resources among business units, cash flow and talent management.

3.25	Revenue from contracts with customers

On January 1, 2018, the Company adopted CPC 47 / IFRS 15, approved by the Securities Commission of Brazil (“CVM”) in December 2016, using the cumulative effect method (without practical expedients), which establishes a model of five steps applicable to revenue from a contract with a customer, irrespective of the type of revenue transaction or industry. As a result of the implementation of CPC 47 / IFRS 15, the Company reviewed its accounting practices related to the identification of performance obligations, such as recognition for performance related to Natura Consultants, events and conventions aimed at encouraging and congratulating the best Natura Consultants, and other obligations, as shown below:

Performance obligation	Nature, fixation of transaction price and the moment when performance obligation is fulfilled
a) Direct sales

Revenue from sales is generated by sales to Natura Consultants (our customers) based on the fair value of consideration received/receivable, excluding discounts, rebates and taxes or charges on sales. Revenue from sales is recognized when the performance obligation is fulfilled, i.e., when the promised product is physically delivered and the Natura Consultant obtains control over this product. Revenue from sales is generated and accrued initially in the sales subsidiary ledger of the Company from the moment when the dispatch slip is issued in the customers’ name. However, since revenues are recorded only when the final delivery of products effectively occurs, the Company registers a provision to eliminate the amount of revenue related to products dispatched and not received by Natura Consultants on each reporting date.

b) Direct sales – Additional charges and penalties for late payments	The Company charges its customers (Natura Consultants) additional charges and penalties for late payments in the settlement of sales receivable. Due to the level of uncertainty in receiving these amounts (variable consideration), the Company recognizes revenue from additional charges and penalties for late payments only upon receipt of amounts.
c) Retail sales	At Emeis Holding Pty Ltd, Natura Comercial Ltda., Natura Europa SAS – France, Natura International Inc. and The Body Shop International Limited, which operate in the retail market, sales revenue is measured based on the fair value of consideration received/receivable, excluding discounts, rebates and taxes or charges on sales. This sales revenue is recognized when the performance obligation is fulfilled, i.e., when the promised product is physically transferred, and the consumer obtains control over this product.
d) Loyalty program (Points campaign)	The Company offers points campaign (loyalty program), in which customers accumulate points while buying the Company's products to be exchanged (redeemed) for products in the future. Measurement of points is based on their expected cost, plus a margin. The amount allocated to the loyalty program is deferred and the revenue is recognized upon redemption of the points accumulated by Natura Consultants or when it is no longer probable that the points will be redeemed.
e) Program for recognition of Natura Consultants’ performance	The Company has performance recognition programs, in which it awards Natura Consultants based on achievement of targets and objectives. The Company believes that this performance recognition program has a high value and hence is considered a performance obligation. Measurement of performance recognition programs is based on their expected cost, plus a margin. The amount allocated to performance recognition programs is deferred and revenue is recognized when awards are delivered to Natura Consultants.

f) Events	The Company organizes events to encourage and recognize the best Natura Consultants. The Company believes that these events are of high value for Natura Consultants and create expectations among them to participate in them. Thus, the Company believes that these events are characterized as performance obligations. Measurement of events is based on their expected cost, plus a margin. The amount allocated to events is deferred and the revenue is recognized when the event is held.
g) Franchises (Courses, training and consulting / Outfit and inauguration)	Upon execution of the agreement, the Company charges from franchisees a fixed amount, part of which is allocated to courses, training and consulting to prepare the franchisees to sell products under Natura brand. The other part refers to outfit (specific products to be used at the franchisee store) and inauguration (opening event of franchisee’s store). The Company believes that these items represent a material right and, for such, they were considered performance obligations. Measurement is based on the market value of these items, which are initially recognized as deferred revenue. When the franchisee’s store is opened, this deferred revenue is allocated to profit or loss for the year.
h) Franchisees (Advertisement program)	Upon the execution of the agreement, the Company charges from franchisees a fixed amount, a part of which is for the advertisement fund (monthly delivery of showcases). The Company believes that this item represents a material right and, for such, it was considered a performance obligation. Measurement is based on the market value of this item, which is initially recognized as deferred revenue. This revenue is deferred and allocated to profit or loss for the year upon the delivery of showcases to the franchisees.
i) Franchises (Brand use right)	Upon the execution of the agreement, the Company charges from franchisees a fixed amount, part of which is for the use of the “Natura” brand. The Company believes that this item represents a material right and, for such, it was considered a performance obligation. Measurement is based on residual value, i.e., the remaining value after excluding the market value of courses, training and consulting services, outfit and inauguration, and the Advertisement Fund. This amount is initially recognized as deferred revenue. This deferred revenue is allocated to profit or loss, on a straight-line basis, over the term of the franchise agreement.
j) Incentives related to “free-of-charge” products and promotional gifts	The Company grants incentives related to “free-of-charge” products and promotional gifts for its customers (Natura Consultants and/or end consumers). Since it is considered a material right, the Company recognizes this item as a performance obligation. Considering that the delivery of products and the realization of performance obligation of delivering “free-of-charge” products or promotional gifts occur at the same time, the Company concluded that an allocation of prices and monitoring these two performance obligations separately are not applicable. Thus, revenue is recognized when the physical transfer of the product occurs, and the customer obtains control over this product.

3.26	Financial income and expenses

The Company’s financial income and expenses comprise:

➢	Interest revenue and expenses;

➢	Dividends revenue;

➢	Dividends of preferred shares issued classified as financial liability;

➢	Net gains/losses from financial assets measured at fair value through profit or loss;

➢	Net gains/losses from exchange variation on financial assets and liabilities;

➢	Net gains/losses from hedge instruments recognized in profit or loss; and

➢	Reclassifications of net gains previously recognized in other comprehensive income.

Interest income and expenses are recognized as profit or loss through the effective tax rate method.

Revenue from dividends is recognized in profit or loss on the date the Company’s right to receive the payment is established.

The Company classifies interest received and dividends and interest on capital received as cash flows from investing activities.

3.27	Statement of value added

The purpose of this statement is to disclose the wealth created by the Company and its distribution during a certain reporting period, and is presented by the Company, as required by the Brazilian Corporate Law, as an integral part of its individual financial statements, and as supplemental information of the consolidated financial statements, since this statement is not required by IFRS.

The statement of value added was prepared using information obtained in the same accounting records used to prepare the financial statements and pursuant to the provisions of CPC 09 - Statement of Value Added. The first part of this statement includes the wealth created by the Company, represented by revenue (gross sales revenue, including taxes levied thereon, other income, and the effects of the allowance for doubtful accounts), inputs acquired from third parties (cost of sales and purchase of materials, electricity, and services from third parties, including taxes levied at the time of the acquisition, the effects of impairment losses, and depreciation and amortization), and the value added received from third parties (equity in subsidiaries, financial income, and other income). The second part of the statement of value added presents the distribution of wealth among personnel, taxes, fees and contributions, lenders and lessors, and shareholders.

3.28	New standards and interpretations and amendments to standards not yet adopted

The standards, amendments and interpretations issued, but not yet adopted, up to the date of issuance of the Company’s financial statements are presented below. The Company intends to adopt these standards, if applicable, when they become effective.

➢	CPC 15 (R1) / IFRS 3 – Business Combinations – whenever applicable, the Company adopts this accounting standard, but the alterations in this standard, since they are not effective for the year ended, were not adopted;

➢	CPC23/IAS 8 – Accounting policies, changes in accounting estimates and errors and CPC26/IAS 1 – Presentation of financial statements – the Company adopts these accounting standards for the fiscal year ended December 31, 2019, but the alterations in these standards, since they are not effective for the year ended, were not adopted; and

➢	Alterations in references to the conceptual structure in IFRS – the Company adopts the CPC / IFRS conceptual standard. However, since these alterations are not effective yet, they were not adopted.

3.29	New standards, amendments and interpretations of standards adopted for the first time for the period starting on January 1, 2019

CPC 06(R2) / IFRS 16 – Lease Operations

On January 1, 2019, the Company adopted CPC 06(R2) / IFRS 16, approved by the Securities and Exchange Commission of Brazil (“CVM”) in December 2017, which introduces a single lease model, replacing the concept of classifying leases as operating and financial leases. The main purpose is to define if there is lease in agreements or if the agreement is for the provision of service. After defining this, if an agreement contains a lease, it must be booked under assets, to be depreciated in liability and recording financial charges.

The lease is present in an agreement if it includes both the following conditions:

➢	An identifiable asset explicitly or implicitly specified. In this case, the supplier does not have the practice of replacing the asset, or such replacement would not bring any economic benefit to the supplier.

➢	The right to control the use of the asset over the duration of the agreement. In this case, the Company must have the authority to take decisions on the use of the asset and the capacity to obtain substantially all economic benefits for the use of the asset.

CPC 06(R2) / IFRS 16 includes two practical expedients from recognition for tenants that were applied by the Company and its subsidiaries upon the fist-time adoption at January 1, 2019: leases of low-value assets and short-term leases, i.e., lease terms of 12 months or less.

The Company and its subsidiaries opted for the simplified modified retrospective transition approach, without the restatement of comparison periods, adopting the following criteria for first-time recognition and measurement of assets and liabilities:

➢	Recognition of lease liabilities on the first-time adoption date for leases previously classified as operating leases. Lease liabilities were measured at present value of the remaining lease payments, discounted based on the incremental interest rates on loans, grouped by nature of the asset, region and contractual period; and

➢	Recognition of right-of-use assets on the first-time adoption date for leases previously classified as operating leases. The right-of-use asset is measured at the equivalent amount of the lease liability, adjusted by the value of any early or accrued lease payments related to the lease that has been recognized in the balance sheet immediately before the first-time adoption date.

The following charts show the impacts of first-time adoption of CPC 06 (R2) / IFRS 16 on the financial statements as of January 1, 2019.

Right-of-use assets on January 1, 2019

Consolidated
Right of use the asset (classified as operating leasing as of December 31, 2018)	1,902,545
PIS and COFINS on lease agreements	47,194
(=) Total initial adoption	1,949,739
(+) Fair value adjustment of lease agreements identified in the business combination carried out in the acquisition of The Body Shop, as noted 22 g)	(25,843)
(=) Total initial adoption of the right-of-use asset (Note 17)	1,923,896
Transfer of fixed assets recognized through financial leasing	481,235
Intangible asset transfer (fair value recognized in business combination + key money)	150,374
(=) Total transfer	631,609
Any initial direct costs incurred by the lessee, and lease payments made less any lease incentives received	(55,831)
Right-of-use assets on January 1, 2019	2,555,505

Lease liabilities on January 1, 2019

Consolidated
Present value of leases agreements classified as operational as of December 31, 2018	1,965,655
PIS and COFINS on lease agreements	47,194
Recognition practical expedients:
(-) Short-term lease and low-value assets	(63,110)
(=) Total initial adoption	1,949,739
(+) Lease classified and recognized as finance lease as of December 31, 2018.	411,373
Lease liabilities on January 1, 2019	2,361,112

The Company evaluated whether there were indicators of impairment in its right-of-use assets at the transition date and there were no indicators of impairment.

All movements during the year ended 2019 related to CPC 06(R2) / IFRS 16 is presented in the note 17.

The following interpretation of standard was also adopted for the first-time starting January 1, 2019; however, it did not have significant effects on Company’s financial statements:

➢	ICPC 22 / IFRIC 23 - Uncertainty over Income Tax Treatments: This interpretation clarifies how to apply the recognition and measurement requirements in CPC 32 - Tributos sobre o Lucro (IAS 12 – Income Taxes) (CPC 32 / IAS 12), when there is uncertainty over income tax treatment. In such a circumstance, an entity shall recognize and measure its current or deferred tax assets or liabilities, applying the requirements of CPC 32 / IAS 12 based on taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, determined applying this interpretation.

4.	CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the individual and consolidated financial statements requires management to make certain judgments and use assumptions and estimates based on experience and other factors considered relevant, which affect the values of assets and liabilities and which may present results that differ from actual results.

The significant judgments made by the Company are related to the recognition of revenue and leasing.

The areas that require a higher level of judgment and have greater complexity, as well as the areas in which assumptions and estimates are significant for the financial statements, are disclosed below.

4.1	Income tax, social contribution and other taxes

The Company recognizes deferred assets and liabilities based on the differences between the book value presented in the financial statements and the tax base of assets and liabilities, using the rates in force. The Company regularly reviews deferred tax assets in terms of the possibility of recovery, considering the historical profit generated and the projected future taxable profit, according to a technical feasibility study, reflecting the uncertainties related to its calculation, if any.

4.2	Provision for tax, civil, and labor risks

The Company is a party to several legal and administrative proceedings as described in note 22. Provisions are recorded for tax, civil and labor risks related to lawsuits that represent probable and estimated losses with a certain degree of certainty. The assessment of the likelihood of loss includes the assessment of the available evidence, the hierarchy of laws, the available jurisprudence, the most recent court decisions and their relevance in the legal system, as well as the assessment of legal counsel.

4.3	Post-employment healthcare plan

The current amount of the post-employment healthcare plan is contingent to a series of factors determined based on actuarial calculations, based on a series of financial and demographic assumptions, such as the discount rate, medical inflation and percentage of adhesion to the plan, which are disclosed in note 22).

4.4	Stock option plan, restricted share plan and strategy acceleration program

The stock option plan, restricted share plan and strategy acceleration program are measured at fair value at the grant date and the expense is recognized in profit or loss during the vesting period against “Additional paid-in capital” in shareholders’ equity. At the balance sheet dates, Management reviews the estimates as to the number of stock options/restricted shares and, where applicable, recognizes the effect arising from this review in profit or loss for period against shareholders’ equity. The assumptions and models used to estimate the fair value of the stock option plan, restricted share plan and strategy acceleration program are disclosed in Note 27.1.

4.5	Impairment loss

An impairment loss exists when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of fair value less cost of disposal and value in use. Fair value less costs of disposal is calculated based on information available about similar assets sold or market prices less additional costs to dispose of the asset.

Value in use is calculated based on the discounted cash flow model. Cash flows derive from a budget prepared for the following five to ten years, according to the operating segment, and their projections consider the market’s expectations for operations, estimated investments and working capital, as well as other economic factors. The value in use is sensitive to the discount rate used under the discounted cash flow method, as well as the growth rate and perpetuity used for extrapolation purposes.

Details on this subject are presented in Note 16.

4.6	Trade receivables and provision for expected credit losses

The provision for expected losses on accounts receivable from customers is estimated based on the weighting of the risk of loss for each group in the "aging list", considering the different risks according to the collection operation. The characteristics of the Company's accounts receivable are:

➢	Insignificant financial component;

➢	Receivables portfolio without complexity; and

➢	Low credit risk.

The Company adopted the simplified approach to expected credit loss, which consists of recognizing the expected credit loss over the total useful life of the asset. The methodology for determining the provision for losses on accounts receivable from customers, adopted by the Company until December 31, 2017, was the “aging list” model, in which the provision was calculated based on the historical loss. A range estimate was used using the weighted average of losses for the last 6 months. The calculation also considered a segregation of Natura Consultants by length of relationship, and a division between renegotiated and non-renegotiated securities. In addition, the Company concluded that the macroeconomic indices have no significant impact on its provision estimates. To corroborate this understanding, the Company prepared some correlation analyzes between the indices that could potentially have some influence in the sector and its history of losses with customers, such as Gross Domestic Product - GDP, Unemployment Index, Broad National Consumer Price Index - IPCA and referential rate of the Special Settlement and Custody System - SELIC.

After analyzing the Company's management, it was concluded that the methodology already practiced by the Company is in line with the expected losses model and, therefore, the initial adoption of CPC 48 / IFRS 9 as of January 1, 2018 did not present any relevant impacts in measuring the provision for expected credit losses with accounts receivable from customers.

4.7	Provision for inventory losses

The provision for inventory losses is estimated using methodology for including discontinued products, products with slow turnover, products expired or nearing expiration and products that do not meet quality standards. The results of provisions are stated in Note 9.

5.	FINANCIAL RISK MANAGEMENT

5.1	General considerations and policies

Risks and financial instruments are managed through the definition of policies and strategies and implementation of control systems, defined by the Company’s Treasury Committee and approved by the Board of Directors. The compliance of the position in financial instruments, including derivatives, in relation to these policies, is presented and assessed on a monthly basis by the Company’s Treasury Committee and subsequently submitted to the analysis of the Audit Committee, the Executive Committee and the Board of Directors.

Risk management of Natura operations (Brazil, Latam, Netherlands, USA and France) is performed by the Company’s general treasury function, which is also responsible for approving the short-term investments and loan transactions. Risk management of the subsidiaries Aesop and The Body Shop is conducted by the local treasury departments, subject to monitoring and approval by the Company’s Central Treasury.

Below are presented the carrying amounts and fair values of the Company’s financial instruments as of December 31, 2019 and December 31, 2018:

Company				Carrying amount		Fair value
	Note	Classification by category	Fair value hierarchy	2019	2018	2019	2018
Financial assets
Cash and cash equivalent
Cash and banks	6	Fair value through profit or loss	Level 2	2,173,100	-	2,173,100	-
Certificate of bank deposits		Amortized cost	Level 2	207,699	-	207,699	-
				2,380,799	-	2,380,799	-
Short-term investments
Exclusive investment funds	7	Fair value through profit or loss	Level 2	669,769	-	669,769	-
Financial liabilities
Issue of debts in domestic currency	18	Amortized cost	Level 2	(2,883,382)	-	(2,883,382)	-

Consolidated				Carrying amount		Fair value
	Note	Classification by category	Fair value hierarchy	2019	2018	2019	2018
Financial assets
Cash and cash equivalent
Cash and banks	6	Fair value through profit or loss	Level 2	3,110,220	823,656	3,110,220	823,656
Certificate of bank deposits		Amortized cost	Level 2	211,261	1,274	211,261	1,274
Certificate of bank deposits		Fair value through profit or loss	Level 2	-	46,067	-	46,067
Repurchase operations		Fair value through profit or loss	Level 2	1,192,101	344,051	1,192,101	344,051
				4,513,582	1,215,048	4,513,582	1,125,048
Short term investments
Government bonds	7	Fair value through profit or loss	Level 2	221,900	402,895	221,900	402,895
Financial letter		Fair value through profit or loss	Level 2	374,690	574,310	374,690	574,310
Loan investment fund		Fair value through profit or loss	Level 2	407,928	210,971	407,928	210,971
Dynamo Beauty Ventures Ltd fund		Fair value through profit or loss	Level 2	7,402	-	7,402	-
Certificate of Bank deposits		Fair value through profit or loss	Level 2	21,327	27,201	21,327	27,201
				1,033,247	1,215,377	1,033,247	1,215,377

Trade receivables	8	Amortized cost	Level 2	1,685,764	1,691,581	1,685,764	1,691,581

“Financial” and “operating” derivatives "		Fair value – Hedge instrument	Level 2	737,378	578,289	737,378	578,289
“Financial” and “operating” derivatives "		Fair value through profit or loss	Level 2	-	6,019	-	6,019
				737,378	584,308	737,378	584,308
Financial liabilities
Issue of debts in domestic currency	18	Amortized cost	Level 2	(7,266,853)	(4,771,511)	(7,300,082)	(4,962,723)
BNDES/Finep loans		Amortized cost	Level 2	(145,590)	(209,737)	(145,590)	(209,737)
Issue of debts in foreign currency		Amortized cost	Level 2	(3,373,930)	(3,012,897)	(3,541,541)	(3,294,875)
				(10,786,373)	(7,994,145)	(10,987,213)	(8,467,335)

Lease liabilities		Amortized cost	Level 2	-	(446,235)	-	(446,235)

“Financial” and “operating” derivatives		Fair value – Hedge instrument	Level 2	(10,158)	(69,189)	(10,158)	(69,189)
“Financial” and “operating” derivatives		Fair value through profit or loss	Level 2	(1,648)		(1,648)
				(11,806)	(69,189)	(11,806)	(69,189)

Trade payables, forfeit operations and related parties	19	Amortized cost	Level 2	(1,829,756)	(1,736,791)	(1,829,756)	(1,736,791)

5.2	Financial risk factors

The activities of the Group expose it to several financial risks: market risk (including currency and interest risks), credit risk and liquidity risk. The Company’s overall risk management program is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance, using derivatives to protect certain risk exposures.

a) Market risk

The Company and the subsidiaries are exposed to market risks arising from their business activities. These risks mainly comprise possible fluctuations in exchange and interest rates.

One of the subjects currently in discussion in the international market, which could affect the operations of The Body Shop International Limited, is the withdrawal of the United Kingdom from the European Union, better known as Brexit. Despite many uncertainties on the outcome of the negotiations, the Management has been monitoring its impacts, as well as studying and taking measures to mitigate the negative effects that may arise from it. One of these measures was the installation of a new distribution center in Continental Europe, which aims to mitigate Brexit risks and help The Body Shop in implementing logistic improvements in order to reduce average days of store supply, in line with more comprehensive business transformation goals.

To hedge the current balance sheet positions of the Company and the subsidiaries against market risks, the following derivative instruments are used and consist of the balances in the following table, as of December 31, 2019 and December 31, 2018:

Description	Fair value (Level 2)
	Consolidated
	2019	2018
Financial derivatives	727,068	512,365
Operational derivatives	(1,496)	2,754
Total	725,572	515,119

The characteristics of these instruments and the risks which they are linked are described below.

b) Foreign exchange risk

The Company and the subsidiaries are exposed to the foreign exchange risk arising from financial instruments denominated in currencies different from their functional currencies. To reduce this exposure, Natura Cosméticos implemented policies to hedge against the foreign exchange risk that establish exposure limits linked to this risk.

The treasury area’s procedures defined based on the current policy include monthly projection and assessment of the Company and the subsidiaries foreign exchange exposure, on which management’s decision-making is based.

The Company’s exchange rate hedging policy considers the values of foreign currency receivables and payables balances of commitments already made and recorded in the financial information from the operations, as well as future cash flows, with an average of six months, still not recorded in the balance sheet.

The Body Shop has a specific foreign exchange hedging policy that covers foreign currency loans among the group companies, as well as future purchase and sale operations of goods, for a maximum period of 12 months.

As of December 31, 2019, and December 31, 2018, the Company and the subsidiaries are primarily exposed to the risk of fluctuation of the US dollar, euro and pound sterling. In order to hedge foreign exchange exposures in relation to foreign currency, the Company and the subsidiaries enter into transactions with derivative financial instruments such as "swap" and forward purchase of currency denominated ("Non-Deliverable Forwards - NDF"). Pursuant to the Foreign Exchange Protection Policy, the operating derivatives contracted by the Company must limit the loss related to the exchange devaluation in relation to the net income projected for the current year, given a certain estimate of exchange rate devaluation against the US dollar in cash flow projections exposed to this currency. This limitation defines the ceiling or maximum exchange exposure permitted to the Group in relation to the US dollar and Euro.

As of December 31, 2019, borrowings, financing and debentures, individual and consolidated balance sheets include accounts denominated in foreign currency which expose the Company to foreign exchange risks, in the aggregate, represent net liabilities of R$ 3,381,960 (R$3,012,897 as of December 31, 2018).

i) Derivatives to hedge foreign Exchange rate risk

The Company classifies derivatives into “financial” and “operational”. “Financial” derivatives include swaps or forwards contracted to hedge against the foreign exchange risk associated with foreign-currency-denominated borrowings, financing and intercompany loans, “operational” derivatives include derivatives contracted to hedge against the foreign exchange risk on the business’s operating cash flows.

Outstanding swap contracts, with maturities between January 2020 and February 2023 were entered into the counterparties represented by Bank of America (0.2%), HSBC (26.2%), Citibank (21.2%), Bradesco (26.2%) and Itaú BBA (26.2%). Currency forward contracts against the pound sterling mature within 12 months and were executed with counterparties represented by HSBC and Santander. Swap agreements in Mexican pesos and Chilean pesos have maturities of up to 6 months and were executed with the other party represented by HSBC. On December 31, 2019, the balances of financial derivatives were:

Financial derivatives

Consolidated	Principal (notional) amount		Accrual value		Fair value		Gain (loss) from fair value adjustment
Description	2019	2018	2019	2018	2019	2018	2019	2018

Swap contracts (a):
Asset position:
Long position - U.S. dollar	2,664,001	2,381,918	3,416,707	3,038,908	3,729,691	3,295,032	312,984	256,124

Liability position:
CDI floating rate:
Short position in CDI	2,664,001	2,381,918	2,754,595	2,478,623	3,002,623	2,779,720	248,028	301,097

Swap contracts (a):
Asset position:
Long position - U.S. dollar	-	58,606	-	56,633	-	57,346	-	713

Liability position:
CDI floating rate:
Short position in CDI	-	58,606	-	59,525	-	60,293	-	768
Total net derivative financial instruments	-	-	662,112	557,393	727,068	512,365	64,956	(45,028)

(a)	Financial swap operations consist of exchanging the exchange variation for a correction related to: a percentage of the variation of the Interbank Deposit Certificate - post-fixed CDI - in the case of Brazil.

The notional amount represents the amounts of the contracted derivatives. Fair value refers to the value of outstanding contracted derivatives recognized in balance sheets.

For derivatives maintained by the Company and the subsidiaries as of December 31, 2019 and December 31, 2018, due to the fact contracts are directly entered into with the financial institutions and not through B3, there are no margin calls deposited as guarantee of the related transactions.

Operational derivative - Consolidated

On December 31, 2019, the Company holds forward derivative instruments with HSBC and Santander in order to hedge against exchange rate risk on import and export operations of the subsidiary The Body Shop in foreign currencies against the pound sterling and U.S. dollar.

These derivatives are measured at fair value, with gains and losses recognized in the group of costs of products sold and are broken down as follows:

Description	Principal (notional) amount		Fair value
	2019	2018	2019	2018
Net position - GBP and USD	200,896	-	(2,008)	-
Forward contracts	1,302,869	1,773,810	512	2,754
Total derivative instruments, net	1,503,765	1,773,810	(1,496)	2,754

Sensitivity analysis

For the sensitivity analysis of the risk of foreign exchange rate exposure, the Company's Management understands it is necessary to consider in addition to the assets and liabilities, with exposure to the fluctuation of exchange rates recorded in the balance sheet, the value of the fair value of the financial instruments contracted by the Company for the protection of certain exposures as of December 31, 2019 and 2018, as shown in the following table:

	Consolidated
	2019	2018
Loans and financing registered in Brazil in foreign currency (*)	(3,381,959)	(3,039,064)
Receivables registered in Brazil in foreign currency	10,007	10,058
Accounts payable registered in Brazil in foreign currencies	(10,543)	(11,006)
Value of the financial derivatives	3,729,691	3,295,032
Net asset exposure	347,196	255,020

(*) Excluding transaction costs.

This analysis considers only financial assets and liabilities registered in Brazil in foreign currency, since exposure to exchange variation in other countries is close to zero due to the strength of currencies and the effectiveness of their derivatives and considers that all other variables, especially interest rates, remain constant and ignore any impact from forecasted purchases and sales.

The tables below show the loss that would have been recognized in the subsequent period, assuming that the current net foreign exchange exposure remains static, based on the following scenarios:

	Consolidated
Description	Risk	Probable scenario	Scenario II	Scenario III
Net exposure	Dollar decrease	158	(115,521)	(346,880)

The probable scenario considers future US dollar rates for 90 days. According to quotations obtained at B3 on the expected maturity dates of financial instruments with foreign exchange exposure, it is R $ 4.03 / US $ 1.00. Scenarios II and III consider a drop in the US dollar of 25% (R $ 3.02 / US $ 1.00) and 50% (R $ 2.02 / US $ 1.00), respectively. Probable scenarios II and III are being presented in compliance with CVM Instruction 475/08. Management uses the probable scenario in the assessment of possible changes in the exchange rate and presents the referred scenario in compliance with IFRS 7 / CPC 40 - Financial Instruments: Disclosures.

The Group does not use derivative financial instruments for speculative purposes.

Derivative instruments designated for hedge accounting

The Company performed formal designation of its operations subject to hedge accounting for derivative financial instruments for hedging loans denominated in foreign currency of Natura Cosméticos S.A. and Natura Distribuidora de México, S.A. de C.V., and operating cash flows resulting from the purchase and sale denominated in foreign currency of The Body Shop, documenting:

➢	The hedge relationship;

➢	The Company’s objective and risk management strategy in taking out the hedge transaction;

➢	Identification of the financial instrument;

➢	The hedged item or hedge transaction;

➢	The nature of the risk to be hedged;

➢	Description of the hedge relationship;

➢	The statement of correlation between hedge and hedged item, where applicable; and

➢	The prospective statement of hedge effectiveness.

The positions of derivative financial instruments designated as outstanding cash flow hedge on December 31, 2019 as set out below:

Cash flow hedge instrument – Consolidated

						Others comprehensive income
	Hedged item	Notional currency	Notional value	Accrual value	Fair value (a)	Accumulated contract gain (loss)	Gain in the 9-month period
Currency Swap – US$/R$	Currency	BRL	2,664,001	662,112	727,068	64,956	109,523
Forward contract	Currency	GBP	1,038,538	625	152	(473)	(2,245)
Currency Swap - MXN/R$	Currency	MXN	-	-	-	-	59

(a)	The method used by the Company to determine fair value consists in calculating the future value based on the contracted conditions and determines present value based on market accrual extracted from B 3.

The changes in cash flow hedge reserve booked under other comprehensive income are shown below:

Consolidated
Cash flow hedge balance as of December 31, 2018	(27,840)
Change in the fair value of hedge instrument recognized in other comprehensive income	107,337
Tax effects on fair value of hedge instrument	(36,768)
Cash flow hedge balance as of December 31, 2019	42,729

The Company designates as cash flow hedge derivative financial instruments used to offset variations from exposure to exchange rate, in the market value of contracted debts not in the functional currency.

On December 31, 2019, the consolidated position of instruments designated as cash flow hedge totaled R$ 3,702,539 (three billion, seven hundred and two million, five hundred and thirty nine thousand reais), of notional amount which R $ 2,664,001 is hedged against Reais and £ 194,957 (R $ 1,038,538) is hedged against Pounds Sterling, as shown in the Cash Flow Hedge Instrument - Consolidated.

c) Interest rate risk

The interest rate risk arises from financial investments and short and long-term loans and financing. Financial instruments issued at variable rates expose the Company and its subsidiaries to the risk of cash flows associated with the interest rate. Financial instruments issued at the prefixed rates expose the Company and its subsidiaries to the fair value risk associated with the interest rate.

The Company’s cash flow risk associated with the interest rate arises from investments and short- and long-term loans and financing issued at floating rates. The Company’s Management adopts the policy of maintaining its rates of exposure to asset and liability interest rates pegged to floating rates, Short-term investments are adjusted by the Interbank Deposit Rate (CDI) whereas borrowings and financing are adjusted based on the Long-term Interest Rate (TJLP), CDI and fixed rates, according to the contracts made with the related financial institutions, and trading securities with investors in this market.

Sensitivity analysis

On December 31, 2019, there are loans and financing denominated in foreign currency and issued at fixed rates under contract "swap ", changing the interest over the liability to CDI fluctuation. The Company is, therefore, exposed to CDI fluctuation. The following table presents the exposure to interest rate risks of transactions pegged to CDI, including derivative transactions (loans and financing were considered at their full amounts, since 97% of them are linked to CDI rate):

	Company	Consolidated
Total borrowings and financing - in local currency (note 18)	(2,883,382)	(7,404,414)
Operations in foreign currency with derivatives pegged to CDI (a)	-	(3,381,959)
Short-term investments (notes 5 and 6)	877,469	2,429,207
Net exposure	(2,005,913)	(8,357,166)

a)	This refers to transactions involving CDI-backed derivatives to hedge the loans and financing arrangements raised in foreign currency in Brazil.

The sensitivity analysis considers the exposure of borrowings and financing, net of short-term investments, pegged to the CDI rate (notes 6 and 7).

The tables below set out projected incremental loss that will be recognized in income statement for the following year, assuming that the current net liability exposure will remain unaltered and the following scenarios:

Company
Description	Risk	Probable scenario	Scenario II	Scenario III
Net liability	Rate increase	1,003	(20,811)	(42,626)

Consolidated
Description	Risk	Probable scenario	Scenario II	Scenario III
Net liability	Rate increase	4,179	(86,706)	(177,590)

The probable scenario considers future interest rates obtained at B3 for the maturity dates of the financial instruments exposed to interest rate risks. Scenarios II and III consider an increase in the interest rate of 25% (5.4% per year) and 50% (6.5% per year), respectively, over the CDI rate of 4.35% per year (probably scenario).

d) Credit risk

Credit risk refers to risk of a counterparty not complying with its contract obligations, which would result in financial losses for the Company. The Group’s sales are made to a high number of Natura’s Consultants and this risk is managed through a credit granting process. The result of this management is reflected in the ‘Provision for doubtful accounts’ under “Trade receivables”, as explained in note 8.

The Company is also subject to credit risks related to financial instruments contracted for the management of its business, primarily represented by cash and cash equivalents, short-term investments and derivative instruments.

The Company believes that the credit risk of transactions with financial institutions is low, as these are considered by the Management as prime banks.

The policy for Short-term Investments adopted by the Company’s Management establishes the financial institutions with which the Group can do business and defines fund allocation limits and the amounts that may be invested in each of these financial institutions.

e) Liquidity risk

Effectively managing liquidity risk implies to maintain enough cash and marketable securities, funds available through credit facilities used and the ability to settle market positions.

Management monitors the Group’s consolidated liquidity level considering the expected cash flows against unused credit facilities, as shown in the following table:

	Company		Consolidated
	2019	2018	2019	2018
Total current assets	3,050,574	-	9,430,057	6,455,759
Total current liabilities	(3,080,906)	-	(7,518,423)	(4,566,881)
Total net working capital	(30,332)	-	1,911,634	1,888,878

At December 31, 2019, the carrying amounts of financial liabilities, measured at amortized cost considering interest payments at a floating rate and the value of debt securities reflecting the forward market interest rates on the reporting date may be changed as floating interest rates change. Their respective maturities are shown below:

Company	Less than one year	One to five years	Over five years	Total expected cash flow	Interest to be accrued	Carrying amount
Borrowings, financing and debentures	3,063,119	-	-	3,063,119	(179,737)	2,883,382

Consolidated	Less than one year	One to five years	Over five years	Total expected cash flow	Interest to be accrued	Carrying amount
Borrowings, financing and debentures	3,745,157	10,415,659	-	14,160,816	(3,374,443)	10,786,373
Lease	657,483	1,988,671	443,492	3,089,646	(572,081)	2,517,565
Payables to related parties, trade payables and forfait operations	1,829,756	-	-	1,829,756	-	1,829,756

The Company also has the following credit line:

➢	Up to seventy million British pounds (£70 million), with no guarantee, that can be withdrawn in installments to meet short-term financing needs of The Body Shop International Limited. This credit line is valid through March 2021 and is renewed automatically at the discretion of The Body Shop International Limited. Interest will be paid based according to LIBOR or EURIBOR + 2.0% p.a.

➢	Up to one hundred fifty million reais (R$150,000) in an unsecured credit line, which can be withdrawn in installments to meet the short-term financing needs of Natura Cosméticos S.A. This credit line is valid until January 2020. Interest would be paid at the CDI rate + 1.25% p.a.

As of December 31, 2019, the Company had not drawn down on these available credit lines.

5.3	Capital management

The Company’s objectives in managing its capital are to ensure that the Company is continuously capable of offering return to its shareholders and benefits to other stakeholders to maintain an optimal capital structure to reduce this capital cost.

The Company monitors capital based on the financial leverage ratios. This ratio corresponds to the net debt divided by the total equity. The net debt corresponds to total borrowings and financings (including short- and long-term borrowings, as shown in the consolidated balance sheet), deducted from cash and cash equivalents and short-term investments (except for “Crer para Ver” funds).

a) Fair Value Estimate

Financial instruments that are measured at fair value at the end of the reporting period as prescribed by CPC 46 / IFRS 13 – Fair Value Measurement follow the hierarchy below:

➢	Level 1: Evaluation based on prices quoted (unadjusted) in active markets for identical assets or liabilities. A market is considered active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s-length basis;

➢	Level 2: Used for financial instruments that are not traded in active markets (for example, over-the-counter derivatives) and whose fair value is determined using valuation techniques that, in addition to the quoted prices, included in Level 1, use other inputs adopted by the market for assets or liabilities, whether directly (i.e. prices) or indirectly (i.e. derived from prices); and

➢	Level 3: Inputs for assets or liabilities that are not based on the data adopted by the market (i.e. unobservable inputs).

As of December 31, 2019, and December 31, 2018, the measurement of Group’s derivatives falls under the Level 2 characteristics and there were no changes in levels in the period. The fair value of exchange rate derivatives (swap and forwards) is determined based on the exchange rate at the end of the reporting period, with the resulting amount being discounted to present value.

i) Fair values of financial instruments measured at amortized cost (Level 2)

Short-term investments

The carrying amounts of the short-term investments in Certificates of Bank Deposits measured at amortized cost approximate their fair values as transactions are conducted at floating interest rates.

Borrowings, financing and debentures

The carrying amounts of borrowings, financing and debentures are measured at their amortized cost and disclosed at fair value.

Trade receivables and payables

It is estimated that the carrying amounts of trade receivables and trade payables approximate their fair values in view of the short term of the transactions conducted.

The Group does not maintain any guarantees for past-due receivables and payables.

6.	CASH AND CASH EQUIVALENT

	Company		Consolidated
	2019	2018	2019	2018
Cash and banks	2,173,101	-	3,110,220	823,656
Certificate of Bank Deposits (a)	207,699	-	211,261	47,341
Repurchase agreements (b)	-	-	1,192,101	344,051
	2,380,800	-	4,513,582	1,215,048

a)	On December 31, 2019, investments in Certificate of Bank Deposits are remunerated at an average rate of 106.9% of CDI (101.0% of CDI as of December 31, 2018) with daily maturities redeemable with the issuer itself, without significant loss of value.

b)	Repurchase agreements are securities issued by banks with a commitment by the bank to repurchase the securities, and by the client to resell the security, at a defined rate of interest and within a predetermined term, which are backed by public or private securities (depending on the bank) and are registered with the CETIP. On December 31, 2019, repurchase operations are remunerated at an average rate of 99.9% of CDI (100.0% of the CDI on December 31, 2018).

7.	SHORT-TERM INVESTMENTS

	Company		Consolidated
	2019	2018	2019	2018
Exclusive investment funds	669,769	-	-	-
Loan investment funds	-	-	407,928	210,971
Certificate of Bank Deposits (a)	-	-	21,327	27,201
Treasury bills	-	-	374,690	574,310
Government bonds (LFT)	-	-	221,900	402,895
Dynamo Beauty Ventures Ltd. Fund (b)	-	-	7,402	-
	669,769	-	1,033,247	1,215,377

Current	669,769	-	1,025,845	1,215,377
Non-current	-	-	7,402	-

(a)	The balance on December 31, 2019, related to the “Crer para Ver” line within the exclusive fund is R$38,018 (R$26,829 on December 31, 2018).

(b)	Natura Cosméticos S.A. became member of a new venture capital vehicle - the Dynamo Beauty Ventures (DBV) fund - whose mission is to identify and invest in emerging brands in cosmetics and well-being segments, the focus on Europe and the USA, acquiring non-controlling interest in companies with tremendous growth potential and innovative business models in the long term.

The Company concentrates most of investments in an exclusive investment fund. On December 31, 2019 the companies Natura &Co Holding S.A., Natura Cosméticos S.A., Natura Logística e Serviços Ltda, Indústria e Comércio de Cosméticos Natura Ltda., Natura Comercial Ltda., Natura Biosphera Franqueadora Ltda. and Instituto Natura have interest in shares of the Fund Essential Investment.

The value of the shares held by the Company is disclosed under "Investment Fund Exclusive" in the Company financial statements. The financial information of the Investment Fund, which the group has an exclusive interest (100 % of the shares), were consolidated, except for the shares of Instituto Natura, and the values of their portfolio were segregated by type of investment and classified as cash equivalents or short term investments, according to the accounting practices adopted by Natura Cosméticos.

The Essential is a Private Credit Multimarket Investment Fund managed, administrated and by custody of Itaú Unibanco Asset Management. Eligible assets in the portfolio are: government securities, CDBs, financial letters and repurchase agreements. There is no grace period for redemption of shares that may be redeemed at any time.

Breakdown of the exclusive fund portfolio on December 31, 2019 and December 31, 2018 is as follows:

	2019	2018
Certificates of deposit	21,327	73,268
Repurchase agreements	1,192,101	344,051
Treasury bills	374,690	574,310
Government bonds (LFT)	221,900	402,895
	1,810,018	1,394,524

8.	TRADE RECEIVABLES

	Consolidated
	2019	2018
Trade receivables	1,793,759	1,820,823
Provision for doubtful accounts	(107,995)	(129,242)
	1,685,764	1,691,581

The balance of trade receivables in Consolidated is basically denominated in Brazilian reais, and approximately 68% of the outstanding balance as of December 31, 2019 (73% as of December 31, 2018), refers to real-denominated transactions. The remaining balance is denominated in several currencies and refers to sales by foreign subsidiaries.

Maximum exposure to credit risk at the reporting date is the carrying amount of each aging range, net of the provision for doubtful accounts, as shown in the aging list below:

	Consolidated
	2019	2018
Current	1,501,958	1,491,773
Past due:
Up to 30 days	142,069	139,680
31 to 60 days	36,466	45,981
61 to 90 days	27,789	34,207
91 to 180 days	85,477	109,182
Provision for doubtful accounts	(107,995)	(129,242)
	1,685,764	1,691,581

8.1	Changes in the provision for doubtful accounts

The changes in the provision for doubtful accounts for the period ended December 31, 2019 are as follows:

Consolidated
Balance at December 31, 2017	(117,553)
Additions	(237,884)
Write-offs (a)	228,495
Exchange variation	(2,300)
Balance at December 31, 2018	(129,242)
Additions	(209,515)
Write-offs (a)	232,034
Exchange variation	(1,272)
Balance at December 31, 2019	(107,995)

(a)	Refers to accounts overdue for more than 180 days which are written off when the Company has no expectation of recovering the trade receivable and sales of customer portfolio.

8.2	Aging list of trade receivables and provision for doubtful accounts

The following table shows trade receivables by exposure to doubtful accounts on December 31, 2019:

	Consolidated
	Trade receivables	Provision for doubtful accounts
Current	1,501,958	(38,060)
Past due:
Up to 30 days	142,069	(14,311)
31 to 60 days	36,466	(6,663)
61 to 90 days	27,789	(6,333)
91 to 180 days	85,477	(42,628)
	1,793,759	(107,995)

9.	INVENTORIES

	Consolidated
	2019	2018
Finished products	1,253,145	1,209,975
Raw materials and packaging	253,063	215,813
Ancillary material	82,228	95,168
Work in progress	27,346	21,984
Provision for losses	(185,232)	(178,268)
	1,430,550	1,364,672
9.1	Changes in the provision for inventory losses

The changes in the provision for inventory losses for the year ended December 31, 2019 are as follows:

Consolidated
Balance at December 31, 2017	(160,010)
Additions, net (a)	(180,084)
Write-offs (b)	157,341
Exchange Variation	4,485
Balance at December 31, 2018	(178,268)
Additions, net (a)	(147,140)
Write-offs (b)	136,431
Exchange Variation	3,745
Balance at December 31, 2019	(185,232)

a)	Refer to the recognition of net provision for losses due to discontinuation, expiration and quality, to cover expected losses on the realization of inventories, pursuant to the Group’s policy.

b)	Consist of write-offs of products discarded by the Group.

10.	RECOVERABLE TAXES

	Consolidated
	2019	2018
ICMS on purchase of goods (a)	434,832	420,835
Taxes on purchase of goods – subsidiaries abroad	39,475	42,198
Other taxes - foreign subsidiaries	1,825	112
ICMS on purchases of fixed assets	10,628	9,098
PIS and COFINS on purchases of fixed assets (b)	3,826	42,175
PIS and COFINS on purchase of goods(c)	280,087	194,382
Withholding PIS, COFINS and CSLL	2,378	2,085
IPI recoverable (d)	30,190	35,770
Others	1,613	1,238
	804,854	747,893

Current	395,640	379,253
Non-current	409,214	368,640

a)	Accumulated Brazilian tax on the circulation of goods, interstate and intercity transportations and communication services (ICMS) tax credits were mainly generated from the purchases, which tax rate is higher than average sales rates and by increase exports.

b)	Brazilian tax for the Integration Program Tax on Revenue (PIS) and Social Security Funding Tax on Revenue (COFINS).

c)	Credits recognition related to the exclusion of the ICMS on the basis of calculation of PIS and COFINS, whose definition occurred during the financial year 2019 and credit arising from the calculation process for single-phase products.

d)	Tax on Manufactured Products (IPI).

11.	INCOME TAX AND SOCIAL CONTRIBUTION

a) Deferred

Deferred Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) result from temporary differences in the Group. The balance of deferred taxes on tax losses and tax loss carryforwards was also recognized in certain subsidiaries and the Company.

The amounts are as follows:

i) Breakdown of deferred income tax and social contribution – Assets:

	Consolidated
	2019	2018
Tax loss carryforwards and negative basis of social contribution tax	193,566	235,302
Allowance for doubtful accounts	51,151	28,215
Allowance for losses on inventories	50,593	47,509
Provision for tax, civil and labor contingencies (note 21)	53,377	68,305
Effect of changes in fair value of derivative instruments, including hedge accounting transactions (note 5.2.)	(247,163)	(177,212)
Provision for ICMS – ST (note 21)	24,659	41,129
Allowances for losses on advances to suppliers	898	2,789
Accrued benefits sharing and partnerships	17,483	14,590
Provision for profit sharing	54,427	77,912
Adjustment to useful life of assets	(118,632)	(128,367)
Provision carbon credits	8,297	4,208
Profit not realized in inventories	32,899	25,604
Provision for losses - property and intangible assets	(4,509)	9,048
INSS with Suspended Liability (note 21)	17,757	14,250
Lease	22,268	14,325
Other temporary differences (a)	60,886	55,694
Post-employment healthcare plan	33,589	26,827
Fair value of identifiable net assets in business combinations of Emeis Holdings Pty Ltd	(24,516)	(24,912)
Stock option plan	112,095	39,950
Others expenses provision	35,323	23,234
Total	374,448	398,400
Deferred income tax and social contribution assets	769,268	728,892
Deferred income tax and social contribution liabilities	(394,820)	(330,492)
Income tax and social contribution	374,448	398,400

a)	Refers to (i) the recognition of a provision to comply with accrual-basis accounting, reflecting the actual expenses incurred in the period, but without the issue of invoices by suppliers, and (ii) deferred revenues.

Management makes an assessment of the possibility of offsetting deferred income tax assets and deferred income tax liabilities according to each jurisdiction. As a result, there is only one income tax liability position for The Body Shop International Limited.

ii) Breakdown of deferred income tax and social contribution –Liabilities:

	Consolidated
	2019	2018
Fair value of identifiable net assets in business combination (a)	450,561	431,534

a)	The balance includes deferred income tax liability on the fair value of net identifiable assets in the acquisition of The Body Shop International Limited

Management’s expectation is that tax credits will be realized as follows:

Consolidated
2020	444,258
2021	146,624
2022	83,635
2023	36,050
2024	14,963
2025 onwards	43,737
769,267

With respect to tax credits on tax loss carryforwards and temporary differences, on the foreign subsidiaries listed below are not fully recorded due to the history of lack of taxable profit and taxable profit projections for the coming fiscal years.

As of December 31, 2019, and December 31, 2018, the amounts of tax losses on these subsidiaries are shown as follows:

Tax Loss	2019	2018
Natura (France e USA)	449,378	382,971
Aesop (Substantially by operations in the US, Germany and Brazil)	46,381	47,659
The Body Shop (Operations in the US, France and Brazil)	384,757	406,556
	880,516	837,186

b) Reconciliation of income tax and social contribution:

	Company		Consolidated
	2019	2018	2019	2018
Income / (loss) After income tax and social contribution	(157,710)	-	304,566	-
Taxes on Company formation(c)	206,592		206,592	-
Income / (loss) before income tax and social contribution	48,882	-	511,158	637,405
Income tax and social contribution at the rate of 34%	(16,620)	-	(173,794)	(228,958)
Benefit of expenses with research and technological innovation - Law nº 11.196 / 05 (a)	-	-	19,228	-
Tax incentives	-	-	12,457	10,794
Subsidy for investments (b)	-	-	24,864	12,505
Equity in the earnings of subsidiaries (note 14)	30,373	-	-	-
Effect from differences of tax rates of entities abroad	-	-	26,907	14,077
Recognition of prior-year tax losses – USA and Mexico	-	-	-	70,065
Taxation of profits of subsidiaries abroad	-	-	(60,305)	(12,694)
Unrecognized tax loss in the year	(3,635)	-	(8,893)	(11,799)
Tax Benefits of interest on equity (IOE)	-	-	37,628	40,208
Income tax contingency in international operations	-	-	(13,120)	-
Post-employment healthcare plan	-	-	-	30,082
Exercise of stock options and restricted stock plans	-	-	9,697	-
Other permanent differences	-	-	(23,769)	(49,306)
Income tax and social contribution expenses	10,118	-	(149,099)	(125,026)

Income tax and social contribution - current	10,118	-	(94,781)	(182,324)
Income tax and social contribution - deferred	0	-	(54,319)	57,298

Effective Rate- %	(20,7)	-	29,2	18,6

a)	Refers to the tax benefit instituted by Law No. 11,196 / 05, which allows deduction directly in the calculation of income tax and the social contribution of the amount corresponding to 60% of the total expenses with research and technological innovation, observing the rules established in that Law.

b)	The Company has ICMS tax incentives resulting from its regular operations (Investment subsidizing).

c)	Tax on corporate formation resulted from the difference between the book value of Natura and the acquisition cost used for the purpose of contributing shares issued by Natura to the Company's capital stock (Note 23c). Management believes that, although the amount of the referred special equity reserve formed part of the taxable income for tax purposes in Brazil the nature of this amount is different from the nature of other sources of taxable income in scope of CPC 32 (IAS 12). The key differences are that (i) the Company has not generated any taxable profits and this tax is levied essentially on the equity increase that generates the special reserve for statutory purposes; (ii) the creation of the special reserve is, in substance, a reclassification matter; (iii) the tax is levied on the entity as a result of an additional equity increase from the contribution made in the Company; and (iv) future profits of the Company as well as future and historical profits of Natura will continue to be taxed in accordance with the tax legislation. The tax on the Company’s formation was recognized in the income statement and presented as “Taxes on Company formation”.

The changes in deferred asset and liability income tax and social contribution for the period ended December 31, 2019 were as follows:

	Asset	Liability
	Consolidated	Consolidated
Balance at December 31, 2018	398,400	(431,534)
Effect on profit or loss	(67,136)	12,817
Reserve for grant of options and restricted shares	44,844	-
Effect on other comprehensive income	(31,881)	-
Exchange variation on other comprehensive income	30,221	(31,844)
Balance at December 31, 2019	374,448	(450,561)

12.	JUDICIAL DEPOSITS

Represent the restricted assets of the Group related to amounts deposited and held by the courts until the litigation to which they are related is resolved.

The judicial deposits of the Group as of December 31, 2019 and December 31, 2018 are as follows:

	Consolidated
	2019	2018
Unaccrued tax lawsuits (a)	203,403	173,027
Accrued tax lawsuits (b) (note 20 and 21)	116,415	140,750
Unaccrued civil lawsuits	2,541	2,822
Accrued civil lawsuits (note 21)	426	649
Unaccrued labor lawsuits	8,683	6,991
Accrued labor lawsuits (note 21)	5,787	9,338
Total judicial deposits	337,255	333,577

a)	The proceedings related to these judicial deposits basically refer to ICMS - ST, highlighted on note 20 (a) - contingent liability - possible risk of loss.

b)	The lawsuits related to these judicial deposits basically refer to the sum of amounts disclosed in note 21, item (b) and the amount accrued as explained in the note 20.

Changes in the balances of escrow deposits for the period ended December 31, 2019 are presented below:

Consolidated
Balance at December 31, 2017	319,433
New deposits	19,691
Redemptions	(13,948)
Interests	13,780
Write-offs for expenses	(5,379)
Balance at December 31, 2018	333,577
New deposits	2,542
Redemptions	(7,556)
Interests	13,352
Write-offs for expenses	(4,660)
Balance at December 31, 2019	337,255

In addition to judicial deposits, the Company has contracted performance bonds for certain lawsuits. Details of these insurance policies are presented in note 33.

13.	OTHER CURRENT AND NON-CURRENT ASSETS

	Consolidated
	2019	2018
Marketing and advertising advances	28,669	48,429
Supplier advances	102,225	76,707
Employee advances	13,983	12,965
Rent advances and guarantee deposits (a)	96,202	96,177
Prepaid insurance expenses	29,647	7,535
Customs broker advances - Import taxes	34,932	14,866
Assets held for sale	-	160
Carbon credits	3,508	10,317
Other	39,868	47,475
	349,034	314,631

Current	265,198	263,025
Non-current	83,836	51,606

a)	Mainly related to: (i) advances of rental agreements that were not included in the initial measurement of lease liabilities / right-of-use of the subsidiary The Body Shop International Limited, in accordance with the exemptions on CPC 06 (R2) / IFRS 16; and (ii) security deposits for the rental of certain stores of the subsidiaries The Body Shop International Limited and Emeis Holdings Pty Ltd. which will be returned by the lessor at the end of the rental agreements.

14.	INVESTMENTS

	Company
	2019	2018
Investments in subsidiaries	3,392,677	-

Information and changes in the balances for the period ended December 31, 2019:

	Natura Cosméticos S.A.- Brasil	Nectarine Merger Sub I, Inc. – United States	Total
Percentage of interest	100,00%	100,00%
Shareholders’ equity of subsidiaries	3,392,677	-	3,392,677
Share in shareholders' equity	3,392,677	-	3,392,677
Net income for the year of subsidiaries	392,391	-	392,391

Balances as of December 31, 2018	-	-	-

Equity in subsidiaries (note 2c)	89,332	-	89,332
Exchange variation and other adjustments in the conversion of investments of subsidiaries abroad	(73,268)	-	(73,268)
Effect of adjustment of hyperinflationary economy	(1,428)	-	(1,428)
Gains / (Losses) on actuarial plan net of tax effects	(4,186)	-	(4,186)
Effect on hedge accounting net of tax effects	36,423	-	36,423
Contribution of the company to stock option plans granted to executives of subsidiaries and other reserves, net of tax effects	(15,972)	-	(15,972)
Effect of change in interest in subsidiary	519,090		519,090
Increase in capital	2,842,686	-	2,842,686
Balances as of December 31, 2019	3,392,677	-	3,392,677

15.	PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Useful life range (in years)	2018	Additions	Write-offs	Reversal of impairment	Transfers	Other changes including exchange variation	2019
Cost Value:
Vehicles	2 to 5	78,072	12,463	(41,883)	-	99	(3,173)	45,578
Templates	3	203,814	1,499	(23,823)	-	10,874	192	192,556
Tools and accessories	3 to 20	8,161	314	(445)	-	3,910	34	11,974
Facilities	3 to 60	310,282	49	-	-	(1,534)	975	309,772
Machinery and accessories	3 to 15	819,919	9,563	(1,259)	-	54,336	(16,108)	866,451
Leasehold improvements (a)	2 to 20	577,217	46,869	(23,243)	(1,958)	20,645	(4,427)	615,103
Buildings	14 to 60	940,002	2,245	-	(887)	(555,221)	818	386,957
Furniture and fixture	2 to 25	362,817	40,118	(3,031)	(3,514)	16,978	(15,641)	397,727
Land	-	30,525	-	-	-	4,653	(21)	35,157
IT equipment	3 to 15	263,524	21,976	(3,902)	-	18,483	(2,853)	297,228
Projects in progress	-	103,463	204,107	(2,247)	-	(146,598)	(2,714)	156,011
Total cost		3,697,796	339,203	(99,833)	(6,359)	(573,375)	(42,918)	3,314,514

Depreciation value:
Vehicles		(31,784)	(15,832)	27,478	-	(7)	3,221	(16,924)
Templates		(191,501)	(8,314)	23,739	-	148	(10)	(175,938)
Tools and accessories		(2,954)	(687)	410	-	-	(24)	(3,255)
Facilities		(147,309)	(20,703)	-	-	1,234	(584)	(167,362)
Machinery and accessories		(379,050)	(56,617)	664	-	(7)	18,274	(416,736)
Leasehold improvements (a)		(217,167)	(90,281)	19,089	-	5,292	15,696	(267,371)
Buildings		(191,422)	(7,315)	(7)	-	96,565	394	(101,785)
Furniture and fixture		(138,078)	(78,988)	2,734	-	(184)	20,543	(193,973)
IT equipment		(161,817)	(44,606)	3,443	-	(936)	6,635	(197,281)
Total accrued depreciation		(1,461,082)	(323,343)	77,550	-	102,105	64,145	(1,540,625)
Net total		2,236,714	15,860	(22,283)	(6,359)	(471,270)	21,227	1,773,889

	Consolidated
Cost Value:	Useful life range (in years)	2017	Additions	Write-offs	Reversal of impairment	Transfers	Other changes including exchange variation	2018
Vehicles	2 to 5	73,775	25,215	(20,835)	-	320	(403)	78,072
Templates	3	219,402	95	(23,925)	-	7,930	312	203,814
Tools and accessories	3 to 20	6,404	57	-	-	1,499	201	8,161
Facilities	3 to 60	297,943	3,961	(223)	-	2,108	6,493	310,282
Machinery and accessories	3 to 15	783,134	11,213	(433)	-	4,807	21,198	819,919
Leasehold improvements (a)	2 to 20	668,255	33,549	(9,477)	(128)	62,324	(177,306)	577,217
Buildings	14 to 60	965,596	440	(94)	57	9	(26,006)	940,002
Furniture and fixture	2 to 25	797,929	34,887	(585)	(2,896)	11,373	(477,891)	362,817
Land	-	30,525	-	-	-	-	-	30,525
IT equipment	3 to 15	294,401	24,488	(2,093)	582	18,460	(72,314)	263,524
Projects in progress	-	78,414	157,829	(3,214)	-	(132,542)	2,976	103,463
Total cost		4,215,778	291,734	(60,879)	(2,385)	(23,712)	(722,740)	3,697,796

Depreciation value:
Vehicles		(29,633)	(16,524)	14,065	-	10	298	(31,784)
Templates		(201,313)	(14,710)	24,567	-	4	(49)	(191,501)
Tools and accessories		(2,393)	(407)	-	-	-	(154)	(2,954)
Facilities		(128,540)	(17,333)	-	-	(1)	(1,435)	(147,309)
Machinery and accessories		(327,579)	(56,399)	257	-	-	4,671	(379,050)
Leasehold improvements (a)		(385,286)	(82,950)	7,867	-	529	242,673	(217,167)
Buildings		(158,801)	(43,092)	-	-	-	10,471	(191,422)
Furniture and fixture		(508,942)	(89,478)	458	-	269	459,615	(138,078)
IT equipment		(196,617)	(45,426)	2,061	-	239	77,926	(161,817)
Total accrued depreciation		(1,939,104)	(366,319)	49,275	-	1,050	794,016	(1,461,082)
Net total		2,276,674	(74,585)	(11,604)	(2,385)	(22,662)	71,276	2,236,714

16.	INTANGIBLES

	Consolidated
	Useful life range (years)	2018	Additions	Write-offs	Reversal (provision) of impairment	Transfers	Other changes including exchange variation (f)	2019
Cost value:
Software	2.5 to 10	1,089,900	83,064	(546)	-	118,442	22,230	1,313,090
Trademarks and patents (Defined useful life)	25	111,801	-	-	-	(154)	5,158	116,805
Trademarks and patents (Indefinite useful life)	-	2,040,067	-	-	-	-	131,518	2,171,585
Goodwill Emeis Brazil Pty Ltd. (a)	-	96,867	-	-	-	-	3,370	100,237
Goodwill The Body Shop International Limited (b)	-	1,348,670	-	-	-	-	85,699	1,434,369
Goodwill acquisition of The Body Shop stores	-	1,456	-	-	-	-	-	1,456
Relationship with retail clients	10	1,740	-	-	-	-	247	1,987
Key money (indefinite useful life) (c)	-	102,310	-	-	-	(101,001)	16,492	17,801
Key money (Defined useful life) (d)	3 to 18	48,888	-	-	2,818	(39,283)	24	12,447
Relationship with franchisees and sub franchisees (e)	15	590,588	-	(17,958)	-	(371)	30,699	602,958
Other intangible assets	2 to 10	121,697	145,483	(1,133)	-	(146,364)	(9,395)	110,288
Total cost		5,553,984	228,547	(19,637)	2,818	(168,731)	286,042	5,883,023

Amortization value:
Software		(483,666)	(169,174)	6,817	-	270	(3,594)	(649,347)
Trademarks and patents		(37,898)	(4,330)	-	-	154	(2,034)	(44,108)
Key money		(2,835)	-	-	-	7,336	(6,698)	(2,197)
Relationship with retail clients		(1,149)	(194)	-	-	-	(596)	(1,939)
Relationship with franchisees and sub franchisees		(55,508)	(43,150)	-	-	371	2,515	(95,772)
Other intangible assets		(22,383)	(1,601)	585	-	261	9,979	(13,159)
Total accrued amortization		(603,439)	(218,449)	7,402	-	8,392	(428)	(806,522)
Net total		4,950,545	10,098	(12,235)	2,818	(160,339)	285,614	5,076,501

	Consolidated
	Useful life range (years)	2017	Additions	Write-offs	Reversal (provision) of impairment	Transfers	Other changes including exchange variation (f)	2018
Cost value:
Software	2.5 to 10	1,104,603	189,969	(3,702)	90	8,299	(87,663)	1,211,597
Trademarks and patents (Defined useful life)	25	103,076	610	-	-	-	8,115	111,801
Trademarks and patents (Indefinite useful life)	-	1,833,790	-	-	-	-	206,277	2,040,067
Goodwill Emeis Brazil Pty Ltd. (a)	-	91,302	-	-	-	-	5,565	96,867
Goodwill The Body Shop International Limited (b)	-	1,177,377	-	-	-	-	171,293	1,348,670
Goodwill acquisition of The Body Shop stores	-	-	1,434	-	-	-	22	1,456
Relationship with retail clients	10	1,638	-	-	-	-	102	1,740
Key money (indefinite useful life) (c)	-	57,863	3,357	(2,169)	(4,236)	17,175	30,320	102,310
Key money (Defined useful life) (d)	3 to 18	95,733	4,709	(419)	(1,985)	(1,171)	(47,979)	48,888
Relationship with franchisees and sub franchisees (e)	15	586,059	-	-	-	-	4,529	590,588
Total Cost		5,051,443	200,079	(6,290)	(6,131)	24,303	290,580	5,553,984

Amortization value:
Software		(476,269)	(156,919)	1,419	-	(1,713)	127,430	(506,049)
Trademarks and patents		(9,686)	(13,403)	-	-	-	(14,809)	(37,898)
Key money		(26,128)	(10,089)	418	-	72	32,892	(2,835)
Relationship with retail clients		(503)	(589)	-	-	-	(57)	(1,149)
Relationship with franchisees and sub franchisees		(63,248)	(42,592)	-	-	-	50,332	(55,508)
Total accrued amortization		(575,834)	(223,592)	1,837	-	(1,641)	195,791	(603,439)
Net total		4,475,609	(23,513)	(4,453)	(6,131)	22,662	486,371	4,950,545

a)	Goodwill on Emeis Holdings Pty Ltd. acquisition, classified as future economic benefits from synergies. It does not have defined useful life and it is subject to annual impairment tests;

b)	Goodwill arising from the acquisition of The Body Shop, classified as future economic benefits from synergies. It does not have defined useful life and it is subject to annual impairment tests;

c)	Key money with an indefinite useful life refers to payments made to a former lessee for the right to rent the property in accordance with the lease agreement and which may be negotiated later with future lessees, in case the lease contract ends. This balance was considered as the scope of the lease standard (CPC 06 / IFRS 16), applicable from January 1, 2019 (note 3.29). The balance not reclassified to the Right to Use the asset, refers to contracts that the standard exempts on the initial date as short-term contracts. The balance is not amortized and is subject to an annual impairment test;

d)	Key money with definite useful life refers to payments made to a former lessee for the right to rent the property in accordance with the lease agreement and which may not be negotiated or recovered later. This balance was considered as the scope of the lease standard (CPC 06 / IFRS 16), applicable from January 1, 2019 (note 3.29). The balance not reclassified to the Right to Use the asset, refers to contracts that the standard exempts on the initial date as short-term contracts. The balance is amortized over the term of the contracts;

e)	The balance refers to identifiable intangible assets from relationship with The Body Shop franchisees and sub-franchisees (relationship where the franchisee owns all rights to operate within a territory) and sub-franchisees (relationship where a franchisee operate a single store within a market), with estimated useful life of 15 years. In 2019 there is a write-off related to agreements with sub-franchisees in Brazil; and

f)	Includes inflation adjustment of Natura Argentina.

a) Impairment testing of intangible assets as an indefinite useful life

Goodwill from the expected future profitability of acquired companies and intangibles assets with indefinite useful life was allocated to the CGU groups. In accordance with CPC 01 – Impairment of Assets (IAS 36 - Impairment of Assets), when a CGU or a group of CGUs have an intangible asset with indefinite useful life allocated, the Company must test it for impairment annually. CGU groups with intangible assets with indefinite useful life as of December 31, 2018 are presented bellows:

2019
Consolidated
CGU Group / Operating Segment	Trademarks and patents	Goodwill	Total

Aesop	-	100,238	100,238
The Body Shop	2,169,019	1,434,369	3,603,388
Others	2,566	-	2,566
Total	2,171,585	1,534,607	3,706,192

The main assumptions used to calculate the fair value less cost to sell on December 31, 2019 are presented below:

	Aesop	The Body Shop
Measurement of impairment value (fair value less cost of disposal)	Discounted cash flow
Projected cash flow	Operating business cycle (approximately 5 years) with perpetuity.	Operating business cycle (approximately 5 years) with perpetuity.
Budgeted gross margin	Average of gross margin based on history and projections for the following 5 years.	Average of gross margin based on history and projections for the following 5 years.
Estimated costs	Costs based on historical data and market trends, optimization of retail operations (renewal of the geographic presence of stores, revitalization of the franchise network) and physical expansion with growth in market share.
Growth rate in perpetuity (*)	Constant growth of 2.5%.	Constant growth of 2.0%.
Discount rate	These cash flows were discounted using a discount rate after taxes of 11.52% p.a. for The Body Shop and 12.34% p.a. for Aesop in real terms. The discount rate was based on the weighted average cost of capital that reflects the specific risk of each segment.

(*)	Based on the inflation applicable to the host country of each segment, based on public information released by the International Monetary Fund.

The Company conducted a sensitivity analysis of (i) the discount rate and (ii) the growth rate in perpetuity, due to their potential impacts on cash flows. A 1 p.p. increase in the discount rate or a 1 p.p. decrease in the growth rate in perpetuity of the cash flow of each CGU group would not result in the need to recognize a loss. Based on the analyses conducted by Management, there was no need to record impairment losses for the balances of these assets in the year ended December 31, 2019.

17.	RIGHT OF USE AND LEASE

(a)	Right of use

	Consolidated
	Useful life in Years (i)	First-time adoption (Note 3.29)	Additions	Write-offs	Transfers (ii)	Others changes	2019
Cost Value:
Vehicles	3	-	40,069	(146)	-	95	40,018
Machinery and equipment	3 to 10	-	14,954	(40)	-	664	15,578
Facilities	3 to 10	103,945	187,294	-	481,235	12,426	784,900
IT equipment	10	-	279	-	-	4	283
Retail stores	3 to 10	1,819,951	416,250	(76,022)	150,374	39,824	2,350,377
Tools and accessories	3		2,650	-	-	153	2,803
Total cost		1,923,896	661,496	(76,208)	631,609	53,166	3,193,959

Depreciation value:
Vehicles		-	(8,083)	38	-	(64)	(8,109)
Machinery and equipment		-	(4,126)	-	-	(191)	(4,317)
Facilities		-	(95,734)	-	-	(1,456)	(97,190)
IT equipment		-	(209)	-	-	(5)	(214)
Retail stores		-	(466,590)	(2,968)	-	6,226	(463,332)
Tools and accessories		-	(882)	-	-	(54)	(936)
Total accrued depreciation		-	(575,624)	(2,930)	-	4,456	(574,098)
Net total		1,923,896	85,872	(79,138)	631,609	57,622	2,619,861

i)	The applied useful lives refer to agreements the Company is certain that it will use the underlying assets of the lease agreements in accordance with contractual conditions. On January 1, 2019, they corresponded to the remaining period of the agreements in force on the date of transition of the Lease standard, as per Note n° 3.15.

ii)	Balances of Financial Lease recorded as Property, Plant and Equipment on December 31, 2018, of which R$481,235 at the consolidated, and balances of key money of retail stores, transferred from intangible assets, in the amount of R$150,374 at the consolidated.

Consolidated
Values recognized in the income statement during 2019
Financial expense on lease	134,579
Amortization of right of use	575,624
Appropriation in the result of variable lease installments not included in the measurement of rental liabilities	31,023
Sublease revenue	(2,698)
Short-term rental expenses and low-value assets	126,067
Expenses related to leases	22,214
Total	886,809

Values recognized in the financing cash flow statement
Payment of leasing (principal)	497,905
Values recognized in the operating cash flow statement
Payment of leasing (interest)	134,579
Variable lease payments not included in the measurement of rental liabilities	11,199
Short-term lease payments and low-value assets	69,162
lease-related payments	26,460
Total	739,305

b) Lease

	Consolidated
	2019	2018
Current	542,088	68,764
Non-current	1,975,477	377,471

The following table shows the changes in the balance of leases for the year ended December 31, 2019:

Consolidated
Balance on December 31, 2018 (i)	446,235
First-time adoption of CPC 06(R2) / IFRS 16	1,949,739
New agreements	627,889
Payment of leasing (principal)	(497,905)
Payment of leasing (interest)	(134,579)
Recognition of financial charges	134,579
Write-offs (ii)	(86,319)
Translation effects (other comprehensive income)	77,926
Balance on December 31, 2019	2,517,565

i)	Refers to balances of Financial Lease, in accordance with standard IAS 17/CPC 06 – Leases, effective until December 31, 2018; and

ii)	Mainly related to termination contracts related to lease of stores.

Maturities of the balance of non-current lease liabilities are shown below:

	Consolidated
	2019	2018
2021	374,746	86,638
2022	361,688	57,942
2023	358,274	55,422
2024 onwards	880,769	177,469
	1,975,477	377,471

The table below shows the rates practiced, according to the deadlines:

Contracts maturity	Rate % p.a.
1 year	1.9 to 10.5
2 years	3.9 to 9.5
3 years	5.8 to 10.6
4 years	1.9 to 11.3
5 years	6.9 to 14.0
6 years	1.9 to 10.2
9 years	8.2
10 years	13.6
15 years	9.0

As described in note 3.29, the Company adopted the incremental borrowing rate as the discount rate for lease liabilities. As the Company's lease agreements are substantially contracts with payment indexed by inflationary indices and considering the disclosure suggestions published in CVM Circular Letter 02/19, the Company provides additional information on contracts characteristics, so the users of these financial statements can, at their discretion, make projections of future payment indexed by inflation for the period. Most of the lease liability (79%) refers to The Body Shop and Aesop operations whose contracts were signed substantially in developed economy countries. Therefore, for those countries, the potential effects of discounting are not significant given the historical low value of inflation in those countries.

		Contractual Flow Payments - Consolidated
Maturity	Average discount rate	2020	2021	2022	2023	2024	2025	above 2025
2020-2022	1.9% to 10.6%	566,802	32,692	8,946	-	-	-	-
2023-2025	1.9% to 11.3%	32,802	304,688	305,886	302,042	298,194	271,790	-
2026-2028	6.9% to 14.0%	69,488	74,145	78,169	83,769	90,725	98,267	661,521
2029-2031	1.9% to 10.2%	4,778	4,778	4,778	4,778	4,778	4,778	16,324
Total		673,870	416,303	397,779	390,589	393,697	374,835	677,845
Projected inflation[1]		3.40%	3.40%	3.40%	3.60%	3.60%	3.60%	3.80%

 ¹ Rates obtained through future DI x National Extended Consumer Price Index (IPCA) coupon quotes observed in B3, applied in contracts in Brazil.

18.	BORROWINGS, FINANCING AND DEBENTURES

	Company		Consolidated
	2019	2018	2019	2018	Reference
Local Currency
Financing Agency for Studies and Projects (FINEP)	-	-	101,988	135,618	A
Debentures (a)	-	-	4,251,231	4,680,665	B
BNDES	-	-	35,390	73,384	C
BNDES – FINAME	-	-	183	735	D
Working capital – Operation Peru	-	-	-	20,979	E
Working capital – Operation Mexico	-	-	31,802	10,017	F
Working capital – Operation Aesop	-	-	100,438	59,850	G
Promissory Notes	2,883,382	-	2,883,382	-	H
Total in local currency	2,883,382	-	7,404,414	4,981,248

Foreign Currency
BNDES	-	-	8,030	17,137	I
Export Credit note (NCE)	-	-	81,210	-	J
Notes	-	-	3,090,490	2,995,760	K
Resolution nº 4131/62	-	-	202,230	-	L
Total in foreign currency	-	-	3,381,960	3,012,897
Overall total	2,883,382	-	10,786,374	7,994,145

Current	2,883,382	-	3,354,355	1,113,095
Non-current	-	-	7,432,019	6,881,050

(a) Debentures
Current	-	-	246,017	934,359
Non-current	-	-	4,005,214	3,746,306

Reference	Currency	Maturity	Charges	Effective interest rate	Guarantees
A	Real	June 2023	Interest of 3.5% p.a. for the installment maturing in June 2023	3.5% p.a. for installments with expiration on June 2023	Guarantee of Natura Cosméticos S.A.
B	Real	August 2024	Interest of 109% to 112% of the CDI and 1.4% + CDI (Interbank Deposit Certificate), 1.75% + CDI, 1.00% + CDI and 1.15% + CDI, maturing in March 2020, September 2020, September 2021, September 2022 and August 2024.	109.5% - 113.1% CDI+1.15% - CDI+1.79%	None
C	Real	Through September 2021	Brazilian long-term interest rate (TJLP) + interest of 0.5% p.a. to 3.96% p.a. and fixed-rate contracts of 3.5% p.a. to 5% p.a. (PSI) (b)	TJLP + interest of 0.5% p.a. to 3.96% p.a. and fixed-rate contracts of 3.5% p.a. to 5% p.a. (PSI	Bank-issued guarantee letter
D	Real	Through March 2021	Interest of 4.5% p.a. + TJLP for contracts up to 2012 and for contracts executed as of 2013 fixed rate of 3% p.a. (PSI) (b); Contracts in August 2014 in May 2016 at fixed rate of 6% p.a. to 10.5% p.a.	Interest of 4.5% p.a. + TJLP for contracts up to 2012 and for contracts executed as of 2013 fixed rate of 3% p.a. (PSI) (b); Contracts in August 2014 in May 2016 at fixed rate of 6% p.a. to 10.5% p.a.	Fiduciary sale, guarantee of Natura Cosméticos S.A. and promissory notes
E	Peruvian Sol	July 2019	Interest of 3.99% p.a.	Interest of 3.99% p.a.	Guarantee of Natura Cosméticos S.A.
F	Mexican peso	February 2021 and October 2020	Interest of 1.15% p.a. + TIIE (c)	Interest of 1.15% p.a. + TIIE (c)	Guarantee of Natura Cosméticos S.A.
G	Australian dollar	August 2021	USD Libor + interest of 0.92% p.a.	USD Libor + interest of 0.92% p.a.	Bank-issued guarantee letter
H	Real	December 2020	2.00% + CDI	CDI + 3,11%	Real guarantee of shares alienated from Natura Cosméticos S.A.
I	Dollar	October 2020	Interest of 1,8% p.a. a 2,3% p.a. + Resolucion nº 635 (a)	Interest of 1,8% p.a. a 2,3% p.a. + Brazilian Resolution 635	Guarantee of Natura Cosméticos S.A. and bank-issued guarantee letter
J	Dollar	October 2020	Libor + interest 0.87% p.a. (a)	Libor + interest 0.87% p.a.	None
K	Dollar	February 2023	Interest of 5.375% p.a. (a)	6,1%	None
L	Dollar	May 2022	Libor +interest 1.1% p.a. (a)	Libor +interest 1.1% p.a. (a)	Guarantee of the subsidiary Indústria e Comércio de Cosméticos Natura Ltda.

a)	Loans and financing for which swap contracts (CDI) were entered into. These loans and financing are not being shown net of their derivatives;

b)	PSI-Investment Support Program; and

c)	TIIE-interest rate of interbank equilibrium Mexico.

Changes in the balances of borrowings, financings and debentures for the year ended December 31, 2019 are presented below:

	Company	Consolidated
Balance at December 31, 2018	-	7,994,145
New borrowings and financing	2,879,038	5,346,145
Amortizations	-	(2,643,575)
Financial charges accrued	4,344	494,422
Payment of financial charges	-	(499,798)
Exchange variation (unrealized)	-	88,097
Exchange variation (realized)	-	5,903
Translation effects (other comprehensive income)	-	1,035
Balance at December 31, 2019	2,883,382	10,786,374

a)	Refers mainly reclassified leasing balances; and balances reclassified from government grants considering BNDES loans

Maturities of non-current borrowings, financing and debentures liabilities are as follows:

	Consolidated
	2019	2018
2020	-	1,372,755
2021	2,279,759	2,226,402
2022	527,596	324,257
2023 onwards	4,624,664	2,957,636
	7,432,019	6,881,050

A description of the main bank loan and financing agreements as of December 31, 2019 is as follows:

a)	Description on bank loans and financing

i)	Debentures

On February 25, 2014, the Company conducted the 5th issue of unsecured, registered debentures, not convertible into shares, amounting to R$ 600,000. A total of 60,000 debentures were issued, of which 20,000 debentures allotted in the 1st series, due on February 24, 2017, in the amount of R$214,385 thousand, twenty thousand (20,000) debentures allocated in the 2nd series, due on February 25, 2018, and twenty thousand (20,000) debentures allocated in the 3rd series, due on February 25, 2019, with remuneration corresponding to 107.00%, 107.5% and 108% of the accumulated variation of the average daily Interbank Deposits - DI, respectively.

On March 16, 2015, the Company carried out the 6th issue of registered, non-convertible and unsecured debentures of the Company, amounting to R$ 800,000. The issue consisted of 80,000 debentures, of which 40,000 were in the 1st series, maturing on March 16, 2018, twenty-five thousand (25,000) were in the 2nd series, maturing on March 16, 2019, and fifteen thousand (15,000) were in the 3rd series, maturing on March 16, 2020, remunerated at 107%, 108.25% and 109% respectively, of the accumulated variation of the average daily rate of Interbank Deposits (DI).

On September 28, 2017, the Company carried out the 7th issue of registered, book-entry, non-convertible, unsecured debentures, in the total amount of R$ 2,600,000. A total of 260,000 debentures were issued, of which seventy-seven thousand and two hundred seventy-three (77,273) were allocated in the 1st series, with maturity on September 25, 2020, and one hundred eighty-two thousand and seven hundred twenty-seven (182,727) allocated in the 2nd series, with maturity on September 25, 2021, remunerated at CDI rate + 1.4% p.a. and CDI rate + 1.75% p.a., respectively.

On February 16, 2018, the Company carried out the 8th issue of non-convertible and unsecured debentures, with personal guarantee, in a single series, for public distribution with restricted placement efforts, in accordance with CVM Instruction 476 of January 16, 2009 (“Issue”, “Restricted Offering”, “Debentures”, “CVM Instruction 476”, respectively), in the aggregate amount of R$1,400,000, whose proceeds will be used to settle the balance promissory notes. Compensatory interest was paid in three (3) installments, starting on the issue date, with the first payment on August 14, 2018 and other payments on February 14, 2019 and maturity date on August 14, 2019. On September 28, 2018, there was partial amortization of one billion reais (R$1,000,000) due to early maturity, early optional redemption and optional extraordinary amortization, established in the Indenture, and remuneration corresponding to 110% of accumulated variation of daily average rates of Interbank Deposits – DI. The debt balance of the 8th issue amounting to R$400,000 was settled on maturity date, that is, August 14, 2019.

On September 21, 2018, the Company carried out the 9th issue of non-convertible unsecured debentures, with personal guarantee, in three series, for public distribution with restricted placement efforts, in accordance with CVM Instruction 476 of January 16, 2009 (“Issue”, “Restricted Offering”, “Debentures”, “CVM Instruction 476”, respectively), in the aggregate amount of R$1,000,000, used in the partial early amortization of R$1,000,000 related to the 8th issue. The issue consisted of 100,000 debentures, of which thirty-eight thousand and nine hundred four (38,904) were in the 1st series, maturing on September 21, 2020, thirty thousand and eight hundred thirty-one (30,831) were in the 2nd series, maturing on September 21, 2021, and thirty thousand and two hundred sixty-five (30,265) were in the 3rd series, maturing on September 21, 2022, and paying remuneration corresponding to 109.5%, 110.5% and 112%, respectively, of the cumulative variation of the average daily rates of Interbank Deposits (DI).

On July 22, 2019, the Company carried out the 10th issue of non-convertible unsecured debentures in four series, for public distribution with restricted placement efforts, in accordance with CVM Instruction 476 of January 16,

2009 (“Issue”, “Restricted Offering”, “Debentures” and “CVM Instruction 476”, respectively), in the aggregate amount of R$1,576,450. A total of one hundred fifty-seven, six hundred forty-five (157,645) registered, book-entry, non-convertible and unsecured debentures were issued in four series, without the issue of provisory or final certificates, at a nominal unit value of ten thousand reais (R$10,000), of which forty thousand (40,000) were in the 1st series, maturing on August 26, 2024, nine thousand, five hundred seventy (9,570) in the 2nd series, maturing on August 26, 2024, sixty-eight thousand, six hundred twenty-three (68,623) in the 3rd series, maturing on August 26, 2024, and thirty-nine thousand, four hundred fifty-two (39,452) in the 4th series, maturing on August 26, 2024, and paying remuneration corresponding to 100% of the cumulative variation of the average daily rates of Interbank Deposits (DI) plus 1% for the 1st series and 100% of the cumulative variation of the average daily rates of Interbank Deposits (DI) plus 1.15% for other series.

The funds from the 10th issue were used: 1st grade: full amortization of the 8th issue of debentures in the amount of R$400,000, 2nd grade: partial amortization of the 3rd grade of the 6th issue in the amount of R$92,820, 3rd grade: partial amortization of the 1st grade of the 7th issuance in the amount of R$664,090, 4th grade: partial amortization of the 1st grade of the 9th issue in the amount of R$382,960.

The appropriation of costs related to the issue of debentures in the year ended December 31, 2019 was R$4,760 (R$19,307 as of December 31, 2018), recorded on a monthly basis under financial expenses, in accordance with the effective interest rate method. Issue costs to appropriate totaled R$13,354 as of December 31, 2019 (R$8,986 as of December 31, 2018).

ii)	Notes

On February 1, 2018, a total of US$750 million was raised at a rate of 5.375% p.a. from maturing on February 1, 2023, with semiannual payments in February and August.

The proceeds from the Notes issue were fully used to pay part of the liabilities of the Company arising from the 3rd issue of 74 commercial promissory notes, in a single series, in the amount R$3.7 billion, which were issued to finance the acquisition of The Body Shop International Limited.

Simultaneously to the issue of the Notes in the international market, the Company contracted derivative instruments (“swaps”) to eliminate from profit or loss the exchange variations arising from the exposures of the principal contracted and interest owed in accordance with the contractual maturities of the respective issue.

The appropriation of costs related to the issue of Notes in the year ended December 31, 2019 was R$6,737 (R$5,364 on December 31, 2018), recorded on a monthly basis under financial expenses, in accordance with the effective interest rate method. Issue costs to appropriate totaled R$22,782 on December 31, 2019 (R$26,167 on December 31, 2018).

iii)	Export Credit nota (NCE)

On October 2, 2019, there was the funding of R$ 83.34 million, with the purpose of cash reinforcement, for working capital purposes, of Industria e Comércio de Cosméticos Natura Ltda. Said loan had been contracted for a period of one year, with maturity of interest quarterly and main final. The operation is linked to a perfect hedge at a cost of CDI + 0.60% p.a

Concomitant with the issuance of Export Credit Note (NCE) in the international market, the Company contracted derivative financial instruments ("swaps") in order to eliminate exchange rate variations generated by the main interest due according to the contractual maturities of the respective issue.

iv)	Resolution nº 4131/62

The Company takes out Letter of Credit– Transfer of Funds Raised Abroad in foreign currency via Resolution 4,131/62 with financial institutions due to favorable rates under certain circumstances. The funds raised in this operation will be allocated to finance the company’s working capital.

On May 20, 2019, a total of US$50 million was raised at Libor + 1.1% p.a. + the exchange rate variation, with semiannual interest payments in May and November, and maturing on May 20, 2022.

v)	Promissory Notes

On December 20, 2019, the 1st issue of Commercial Promissory Notes took place in two series, with R$2,200 million for the Commercial Notes of the first series, which were settled on January 14, 2020, and R$ 700 million for the Commercial Notes of the second series. The Commercial Notes were publicly distributed with restricted placement efforts, pursuant to CMV instruction No. 476 of January 16, 2009. The allocation of the resources of the first series was for the redemption of the Preferred Shares Series C, issued by the Avon. The allocation of the resources of the second series was for the payment of costs incurred in structuring the operation as well as cash reinforcement for eventual demands of the Company. Acquired.

The appropriation of costs related to the issuance of promissory notes in the year ended December 31, 2019 was R$11,135, recorded monthly under the financial expenses item according to the effective interest rate method. The balance of issuing costs to be settled as of December 31, 2019 is R$20,962.

b)	Contract Covenants

Debentures

The Debentures clauses establish financial indicators arising from the quotient of the net treasury debt division by EBITDA of the last 12 months, which should be equal to or lower than that established. The Company complies with such clauses.

19.	TRADE PAYABLES AND FORFAIT OPERATIONS

	Consolidated
	2019	2018
Domestic trade payables	1,581,759	1,511,576
Foreign trade payables (a)	105,073	80,714
	1,686,832	1,592,290

Forfait operations (b)	142,924	144,501

	1,829,756	1,736,791

a)	Refer to imports mainly denominated in US dollar, euro and pound sterling.

b)	The Group has entered into contracts with Banco Itaú Unibanco S.A. for structuring, together with its major suppliers, the so-called “forfait” operation, wherein suppliers transfer the right to receive their trade notes to the Bank, which, will become the creditor of the operation. This operation did not significantly change the previously agreed-upon terms, prices and conditions, and it does not affect the Company with financial charges practiced by the financial institution, on performing a thorough analysis of suppliers by category. As such, the Group discloses this operation under the heading Trade Payables and forfait operations.

20.	TAX PAYABLES

	Company		Consolidated
	2019	2018	2019	2018
Ordinary ICMS	-	-	120,300	81,750
ICMS ST provision (a)	-	-	72,423	172,743
Taxes on invoicing – subsidiaries abroad	-		145,992	137,243
Social Security Tax (INSS) - suspension of the enforceability	-	-	50,147	40,541
Withholding tax (IRRF)	987		48,593	36,971
Other taxes payable - foreign subsidiaries	-	-	1,180	2,717
PIS and COFINS payable	63	-	1,207	-
INSS and service tax (ISS) payable		-	3,218	3,454
Others	-		399	-
	1,050	-	443,459	475,419

Judicial Deposits (note 12)	-	-	(62,356)	(63,557)

Current	1,050	-	320,890	310,093
Noncurrent	-	-	122,569	165,326

a)	The Company has been discussing the illegality of changes in the state legislation for the payment of ICMS - ST. Part of the unpaid amount has been discussed in court by the Company and, in certain cases, the amounts have been deposited with the courts, as mentioned in Note 12.

21.	PROVISION FOR TAX, CIVIL AND LABOR RISKS

The Group is party to tax, labor and civil lawsuits. Management believes, based on the opinion of its legal counsel, that the provision for tax, civil and labor risks are sufficient to cover potential losses. This provision is broken down as follows:

	Consolidated
	2019	2018
Tax	127,842	163,852
Civil	30,653	32,300
Labor	61,571	65,655
Total	220,066	261,807

Judicial deposits (note nº 12)	(60,272)	(87,180)

Current	18,650	20,389
Noncurrent	201,416	241,418

a)	Tax Risk

As of December 31, 2019, the Company is party to approximately to 493 tax lawsuits (448 as of December 31, 2018) The balance deposited with the courts amounts to R$319,818 (R$313,777 as of December 31, 2018). Provisions are reviewed periodically based on the evolution of the lawsuits in order to reflect the best current estimate.

The following table presents the changes in balances in year ended December 31, 2019:

	Consolidated
	Provisions	Deposits
Balance on December, 31,2017	196,006	(24,943)
Additions	81,435	(34,209)
Reversals	(47,076)	3,681
Payments	(16,659)
Offset	(29,741)
Transfer of tax liabilities	(20,056)	(20,268)
Inflation adjustment	(824)	(1,454)
Translation effects (other comprehensive income)	767	-
Balance on December 31, 2018	163,852	(77,193)
Additions	14,497	(5,317)
Reversals	(54,168)	30,957
Payments	(1,150)	-
Inflation adjustment	4,440	(2,506)
Translation effects (other comprehensive income)	371	-
Balance on December 31, 2019	127,842	(54,059)

b)	Civil risks

As of December 31, 2019, the Company is party to approximately to 2,600 civil lawsuits (3,250 as of December 31, 2018), of which 2,387 were filed by Natura’s Consultants and consumers, most of which claiming compensation for damages. The balance deposited with the courts for the tax assessments notices above amounts to R$425 (R$649 as of December 31, 2018). Provisions are reviewed periodically based on the evolution of the lawsuits and the history of losses on civil claims in order to reflect the best current estimate.

The following table presents the changes in balances in year ended December 31, 2019:

	Consolidated
	Provisions	Deposits
Balance on December 31, 2018	32,300	(649)
Additions	14,072	(357)
Reversals	(4,766)	579
Payments	(11,418)	-
Inflation adjustment	309	1
Translation effects (other comprehensive income)	156	-
Balance on December 31, 2019	30,653	(426)
c)	Labor risks

As of December 31, 2019, the company is party to approximately 1,500 labor lawsuits filed by former employees and service providers (approximately 1,850 as of December 31, 2018), claiming the payment of severance amounts, possible occupational disease, salary premiums, overtime and other amounts due, as a result of joint liability, and discussion about the recognition of possible employment relationship. The provision is periodically reviewed based on the progress of lawsuits and history of losses on labor claims to reflect the best current estimate

The following table presents the changes in balances in year ended December 31, 2019:

	Consolidated
	Provisions	Deposits
Balance on December 31, 2018	65,655	(9,338)
Additions	45,983	(2,411)
Reversals	(40,127)	6,282
Payments	(14,611)	-
Inflation adjustment	5,009	(320)
Translation effects (other comprehensive income)	(338)	-
Balance on December 31, 2019	61,571	(5,787)
d)	Contingent liabilities - possible losses

The Company is party to tax, civil and labor proceedings for which no provision has been set up because they involve possible risk of loss as assessed by management and its legal advisors.

On December 31, 2019, contingent liabilities comprise 544 cases (498 at December 31, 2018), the amounts of which are presented below:

	Consolidated
	2019	2018
Tax	3,503,392	3,265,543
Civil	61,532	63,910
Labor	77,295	115,240
Total contingent liabilities	3,642,219	3,444,693
Judicial deposits (note 12)	(136,258)	(100,754)

The main tax cases are the following:

i)	The Company is party to administrative and judicial proceedings questioning lawfulness of amendments to state legislation related to ICMS-ST collection. On December 31, 2019, the amount being disputed was R$406,002 (R$321,772 on December 31, 2018) and R$114,819 was deposited with the courts (R$80,816 on December 31, 2018).

ii)	Notices served by the Brazilian IRS claiming IPI debts arising from the tariff classification adopted by the subsidiary Indústria e Comércio de Cosméticos Natura Ltda. for certain products. A decision is expected at the administrative level. The total amount under dispute on December 31, 2019 is R$218,204 (R$209,714 as of December 31, 2018).

iii)	Tax assessment issued by the São Paulo State Finance Department against the business unit branch of subsidiary Indústria e Comércio de Cosméticos Natura Ltda., seeking collection of State VAT (ICMS) under the tax substitution (ST), which was fully collected by the recipient of the goods, the company, his distributor establishment, Natura Cosméticos S.A. It is awaiting a decision. The total amount in dispute as of December 31, 2019 is R$521,903 (R$506,258 as of December 31, 2018).

iv)	The Company and its subsidiary, Indústria e Comércio de Cosméticos Natura Ltda, in the operations in which it operates exclusively as a distributor, discuss judicially the condition brought by Decree No. 8.393/2015, which equated the industrial, for the purposes of incidence of the Tax on Industrialized Products - IPI, the interdependent wholesale establishments that sell products provided for in the said legal provision. The total amount under discussion on December 31, 2019 is R$389,017 (R$309,611 on December 31,2018),Irpj and CSLL infringement notices, on September 30, 2009 and August 30, 2013, which are intended to question the tax deductibility of the amortization of goodwill, resulting from the incorporation of shares of Natura Empreendimentos by Natura Participações S.A, and subsequent incorporation of both companies by Natura Cosméticos S,A, The Company is judicially discussing the legality of decisions that inferred injunction the embargoes of declarations submitted to discuss points crucial of the judgments which, by a majority of votes, denied provision to special appeals, maintaining the tax requirement, The total amount under discussion on 31 December 2019, which the Company considers as not likely its disbursement, is R$ 1,854,369, Of this amount, R$1,379,189 is classified as possible loss, and R$475,180 as remote loss,(R$1,336,927 as of December 31, 2018 with possibility of loss and R$459,686 with a remote probability of loss).

v)	The Company seeks to legally ensure the right to fruition of tax incentives related to research activities and development of technological innovation, without observance of the restrictions imposed by the regulation of the matter, in 2011, in apparent contrary to the law that disciplines the benefit. The amount under discussion on December 31, 2019 is R$ 170,320.

e)	Contingent assets

The Company has outstanding lawsuits whose expectation of gain is probable according to the assessment of their legal advisors, but they are not registered in its Financial Statements until a favorable outcome is practically certain.

The Company and its subsidiary Indústria e Comércio de Cosméticos Natura Ltda. claim the refund of the PIS and COFINS installments collected with the inclusion of ICMS in its calculation bases from March 2004 to March 2007. The amounts adjusted for inflation involved in reclamation claims not registered as of December 31, 2019, totaled R$26,933 (R$93,321 on December 31, 2018).

The Company, based on the opinion of their legal advisors, observes CPC 25 / IAS 37 and CIRCULAR/CVM/SNC/SEP/nº 01/2019.

22.	OTHER LIABILITIES

	Consolidated
	2019	2018
Post-employment healthcare plan	98,792	78,904
Carbon credit	4,519	3,222
Exclusivity contract (a)	5,400	7,800
Crer para Ver (b)	51,543	28,368
Deferred revenue from performance obligations with customers (c)	76,250	63,662
Provisions for sundry expenses (d)	156,895	170,294
Provisions for rentals (e)	26,568	28,966
Provisions for apportionment of benefits and partnerships payable	7,860	11,542
Long-term incentives (f)	3,022	8,855
Fair value of operating lease (g)	-	25,843
Provision for restructuring (h)	3,401	2,004
Provision for store renovation	15,997	6,107
Other provisions	67,846	44,370
Total	518,093	479,937

Current	396,391	338,170
Noncurrent	121,702	141,767

a)	Refers to the consideration of the exclusivity granted by the Company to a financial agent for the bank settlement service related to employees' payroll. It will be recognized in the statement of income on a straight-line basis over the contractual period since April 2017, on a straight-line basis over the contractual period due in March 2022;

b)	Social program contribution for developing the quality of education;

c)	Refers to deferral of revenue from performance obligations related to points-based loyalty programs, sale of gift cards not yet converted into products, and programs and events to honor direct selling consultants;

d)	Refers to provisions for sundry expenses to comply with the accrual method;

e)	Refers to the (grace) period granted by lessors for the start of payment of rental of certain retail stores, for rental agreements that were not included in the initial measurement of lease liabilities / right-of-use of the subsidiary The Body Shop International Limited, in accordance with the exceptions permitted under CPC 06(R2) / IFRS 16;

f)	Refers to the variable compensation plans of the executives of the subsidiary Aesop;

g)	Refers to fair value adjustment of lease agreements identified in the business combination carried out in the acquisition of The Body Shop. These balances were eliminated as of January 1, 2019 with the implementation of CPC 06 (R2) / IFRS 16; and

h)	It is a provision for costs directly related to the plan for changes in organizational structure of The Body Shop, which is approved by the Management and was already implemented and announced to those affected by the restructuring.

Post-employment healthcare plan

Post-employment healthcare plan as detailed in explanatory note No. 3.20 d), The population of active employees eligible for the medical plan after shutdown is closed for new inclusions, On December 31, 2019 and 2018 respectively, the weighted average duration of the obligation is 20.8 and 16 years, and its actuarial calculation base evaluated:

➢	1,175 (2018: 1,247) active employees of the companies;

➢	477 (2018: 264) retired and dependent on companies,

The actuarial liabilities were calculated as of December 31, 2019 and 2018 considering the main assumptions below:

	2019	2018

Discount rate	7.39%	9.17%
Initial rate of medical cost growth	7.17%	10.76%
Inflation rate	3.80%	4.00%
Final rate of medical cost growth	7.17%	5.04%
Growth rate of medical costs due to aging - costs	By age group 1.54% to 4.5% p,a,	3.50%
Growth rate of medical costs by aging -contributions	0.00%	0.00%
Percentage of adherence to the plan in retirement	87.00%	89.00%
Invalidity entry board	Mercer Disability	Wyatt 85 Class 1
General mortality board	AT-2000	RP2000
Turnover board	Formula proportional to service time	T-9 service table

The Maintenance of the initial level of growth in medical cost at 3.25% real and the reduction of the discount rate from 9.17% p.a to 7.54% p.a, generated R$ 29,660 loss.

Below we present the sensitivity analysis of the Medical Inflation Rate and the Discount Rate, if the behavior of such a rate increased or reduced by 1% and its respective effect on the balance (Present Value of the Obligation) calculated on actuarial liabilities ( keeping the other premises):

	Rate	Chance	VPO
Discount rate	7.39%	1% increase	81,091
Discount rate	7.39%	1% decrease	122,270
Medical inflation	7.17%	1% increase	121,259
Medical inflation	7.17%	1% decrease	81,493

Below we present the movements of actuarial liabilities for the years ended December 31, 2019 and 2018:

	Consolidated
	2019	2018
Balance at the beginning of the year ended	(78,904)	(109,126)
Cost of the Company´s current service	(816)	(1,915)
Cost of interest	(7,125)	(9,100)
Cost of past services – change in plan	-	45,965
Expenses paid	2,427	2,354
Actuarial Gains (Losses) in other comprehensive results	(14,374)	(7,082)
Balance at the end of the year ended	(98,792)	(78,904)

23.	SHAREHOLDER’S EQUITY

a)	Issued Capital

As of December 31, 2019, the Company's share capital is 1,485,436, composed of 865,659 nominal common shares, with no nominal value.

The composition of this capital is demonstrated in the table below:

Date	Description	Number of shares	Value in R$
21/01/2019	Initial share capital	100	10
14/05/2019	Payment of capital	-	90
13/11/2019	Contribution of controlling shareholders in shares - exchange of shares of Natura Cosméticos for the Company	495,393,460	1,115,169,982
16/12/2019	Contribution of cash controlling shareholders - purchase of shares of minority shareholders of Natura Cosméticos S.A.	370,266,482	370,266,482
31/12/2019	Total share capital subscribed and paid-up		1,485,436,564

b)	Dividend and interest on equity payment policy

The shareholders are entitled to receive every year a mandatory minimum dividend of 30% of net income, considering principally the following adjustments:

➢	Increase in the amounts resulting from the reversal, in the period, of previously recognized reserves for contingencies.

➢	Decrease in the amounts intended for the recognition, in the period, of the legal reserve and reserve for contingencies.

➢	Whenever the amount of the minimum mandatory dividend exceeds the realized portion of net income for the year, management may propose, and the General Meeting approves, allocate the excess to the constitution of the unrealized profit reserve (article 197 of Law 6,404/76).

The management board may pay or credit interest on equity in accordance with applicable law.

c)	Capital reserve

The Incorporation of Shares resulted in the issuance of Natura &Co shares by the total subscription price of R$ 1,101,013,735 corresponding to the amount attributed to Natura Cosmetics shares incorporated by Natura &Co. Of this total, the amount of R$370,266,482 was allocated to the share capital account and the rest, in the amount of R$730,478,428 was allocated to the Company's capital reserve. This incorporation of shares was approved at Natura &Co's by the Extraordinary Shareholders Meeting on November 13, 2019.

Based on the Extraordinary General Meeting held on November 13, 2019, the controlling shareholders of Natura contributed shares issued by the Company of their own, corresponding to 57.3% of the capital of Natura for investment in the Company with the same corresponding interest of Natura, as well an additional cash amount of R$ 206,592, sufficient for the Company to pay the income tax due to the difference between the book value of Natura and the acquisition cost used for the purpose of contributing shares issued by Natura to the Company's capital stock. The recognition of this additional cash received was recorded as a special equity reserve.

The capital reserve at December 31, 2019 is R$ 1,302,990.

d)	Equity valuation adjustment - Other comprehensive income

The Company records in this account the effect of exchange rate variation on investments in foreign subsidiaries, including exchange variations in hyperinflationary economy, actuarial gains and losses from the retirees’ healthcare plan result from cash flow hedge. For exchange rate variation, the accumulated effect will be reversed in profit or loss for the year as gain or loss only in the case of investment disposal or write-off. For actuarial gains and losses, the amounts will be recognized upon actuarial liability revaluation. The cash flow hedge transactions will be transferred to profit or loss for the year when an ineffective portion is identified and/or upon termination of the relationship.

24.	SEGMENT INFORMATION

The determination of the Company’s operating segments is based on its Corporate Governance structure, which divides the business into the following segments, for purposes of decision making and managerial analyses: Natura

(“Natura Brazil Operation” and “Natura LATAM Operation”, includes Corporate LATAM), Aesop (includes P&L of the Holdings Natura Brazil Pty Ltd. and Natura Cosmetics Australia Pty Ltd.), The Body Shop (operation of “The Body Shop” retail stores in all continents) and Natura (Brazil) International B.V. - the Netherlands) and Others (include P&L of Natura Europa SAS – France and Natura Brasil Inc. - USA).

In addition to the segment analysis, the Company's management also analyzes its revenues at various levels, mainly through the sales channels: direct sales, operations in the retail market, e-commerce, B2B and franchises. However, segregation by this type of operation is not yet considered significant for disclosures by Management.

Net revenue by segment is as follows in the year ended on December 31, 2019:

➢	Natura Brazil Operation: 43.5%

➢	Natura LATAM Operation: 18.8%

➢	Aesop: 9.0%

➢	The Body Shop: 28.6%

➢	Others: 0.1%

The accounting practices for each segment are described in Note 3 of these annual financial statements of the Company for the year ended December 31, 2019.

Performance of the Company´s segments were assessed based on net operating revenue and net income for the year, excluding the effects from financial income and expenses, income and social contribution taxes, depreciation and amortization.

The tables below present summarized financial information for the segments and the geographic distribution of commercial operations of the Company as of December 31, 2019 and December 31, 2018.

a) Operating segments

	2019
			Reconciliation to profit (loss) for the year
	Net revenue	Performance assessed by the Company	Depreciation and amortization	Financial income	Financial expenses	Income tax	Net income (loss)
Natura Brazil	6,260,779	1,269,761	(282,597)	1,845,246	(2,536,542)	(89,901)	205,967
Natura LATAM	2,742,467	379,921	(60,918)	48,087	(70,237)	(70,992)	225,861
Natura others	9,086	(46,199)	(14,010)	-	(202)	-	(60,411)
Aesop	1,303,050	350,437	(186,657)	9,337	(34,392)	(47,768)	90,957
The Body Shop	4,129,308	783,145	(573,234)	44,953	(105,890)	(41,812)	107,162
Corporate expenses (a)	-	(268,401)	-	8,161	(48,611)	(105,218)	(414,069)
Consolidated	14,444,690	2,468,664	(1,117,416)	1,955,784	(2,795,874)	(355,691)	155,467

	2018
			Reconciliation to profit (loss) for the year
	Net revenue	Performance assessed by the Company	Depreciation and amortization	Financial income	Financial expenses	Income tax	Net income (loss)
Natura Brazil	6,022,207	1,184,932	(274,013)	1,915,511	(2,439,391)	(68,239)	318,800
Natura LATAM	2,415,717	327,493	(30,850)	13,885	(60,941)	(80,446)	169,141
Natura others	9,450	-31,931	(462)	-	-	-	(32,393)
Aesop	1,064,043	162,301	(67,019)	4,608	(2,243)	(36,005)	61,642
The Body Shop	3,886,002	305,848	(217,567)	122,417	(137,134)	24,971	98,535
Corporate expenses (a)	-	(102,039)	-	-	-	34,693	(67,346)
Consolidated	13,397,419	1,846,604	(589,911)	2,056,421	(2,639,709)	(125,026)	548,379

a)	Corporate expenses refer substantially to the expenses (i) related to the process of acquiring the control of Avon Products, Inc. and the corporate restructuring of the Company during the fiscal year 2019; (ii) of some administrative departments that provide services to all Group companies; and (iii) with the Group’s Operational Committee (COG), which was established to support the Company’s development, to determine and allocate funds and to identify synergies among companies controlled by the Company. These expenses were not allocated to any operating segment.

	2019				2018
	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Non-current assets	Total assets	Current liabilities	Non-current liabilities
Natura Brazil	4,181,261	7,618,551	2,207,944	8,104,168	3,566,311	7,450,648	2,888,073	1,988,473
Natura LATAM	349,698	1,592,912	774,521	105,423	247,131	1,190,735	636,845	553,890
Natura others	12,161	18,126	8,591	1,558	13,329	27,869	5,205	22,664
Aesop	1,035,432	1,442,214	274,539	592,531	413,775	768,771	235,033	533,738
The Body Shop	6,175,903	7,462,135	1,171,922	1,500,065	4,683,244	5,941,526	801,725	5,139,801
Corporate	-	3,050,574	3,080,906
Consolidated	11,754,455	21,184,512	7,518,423	10,303,745	8,923,790	15,379,549	4,566,881	8,238,566

b)  Net revenue and Non-current assets by geographic region

	Net revenue	Net revenue	Non-current assets	Non-current assets
	2019	2018	2019	2018
Asia	782,940	666,154	368,430	115,709
North America	1,750,957	919,826	981,673	272,296
South America	8,340,025	8,534,263	4,378,675	3,964,645
Brazil	6,324,227	6,082,896	4,197,258	3,704,613
Other	2,015,798	2,451,367	181,417	260,032
Europe	2,909,968	2,660,243	5,306,111	4,110,794
United Kingdom	2,115,385	1,877,475	4,678,139	3,885,666
Other	794,583	782,768	627,972	225,128
Oceania	660,800	616,933	719,566	460,346
Consolidated	14,444,690	13,397,419	11,754,455	8,923,790

The Company has predominantly a class of products denominated as “Cosmetics”.

No individual or aggregate customer (economic group) represents more than 10% of the Company's net revenues.

25.	NET REVENUE

	Consolidated
	2019	2018
Gross revenue:
Domestic market	8,907,766	8,575,971
Foreign market	10,739,036	9,936,334
Other sales	61,302	49,657
	19,708,104	18,561,962

Returns and cancellations	(73,183)	(54,522)
Commercial discounts and rebates	(1,292,134)	(1,421,251)
Taxes on sales	(3,898,097)	(3,688,770)
Net revenue	14,444,690	13,397,419

Substantially, Natura's revenue refers to direct sales and TBS and AESOP retail sales.

26.	OPERATING EXPENSES AND COST OF SALES

Breakdown by function	Consolidated
	2019	2018
Cost of sales	4,033,454	3,782,843
Selling, marketing and logistics expenses	6,395,586	5,828,713
Administrative, R&D, IT and Project expenses	2,405,576	2,251,341
Total	12,834,616	11,862,897

Breakdown by nature	Consolidated
	2019	2018
Cost of sales	4,033,454	3,782,843
Raw material/packaging material/resale	3,457,481	3,223,446
Personnel expenses (Note 27)	293,374	276,848
Depreciation and amortization	57,443	65,157
Others	225,156	217,392

Selling, marketing and logistics expenses	6,395,586	5,828,713
Logistics costs	797,055	750,238
Personnel expenses (Note 27)	1,667,202	1,656,611
Marketing, sales force and other selling expenses	3,164,875	3,191,895
Depreciation and amortization	766,454	229,969

Administrative, R&D, IT and project expenses	2,405,576	2,251,341
Investments in innovation	89,675	102,436
Personnel expenses (Note 27)	1,223,586	1,036,866
Other administrative expenses	798,796	817,254
Depreciation and amortization	293,519	294,785

Total	12,834,616	11,862,897
27.	EMPLOYEE BENEFITS

	Consolidated
	2019	2018
Payroll, profit sharing and bonuses	2,315,517	2,350,182
Pension Plan	93,528	41,923
Share-based payments (note 31.1)	58,855	40,505
Charges on restricted shares (note 31.1)	59,753	22,428
Health medical care, food, transportation and other benefits	253,510	177,135
Charges, taxes and social contributions	231,384	181,240
INSS	171,615	156,912
Total	3,184,162	2,970,325

27.1	Share-based Payment

The Board of Directors meets annually in order to establish the share-based payment plans, as approved by the Shareholders Meeting, indicating the Managers and employees who may receive stock options to purchase or subscribe to shares of the Company and the total number to be distributed.

Stock-based payment plans were originally awarded considering Natura's shares that were traded at B3. However, as part of the corporate restructuring (Note 1), on December 18, 2019 the Company began trading its own shares instead of Natura's shares. As a result, Natura's shares originally granted were replaced on this date by the Company's shares. Such a modification did not impact the executives and the respective plans.

Options granted in 2019

On April 12, 2019, the Board of Directors of Natura approved the Stock Option plan, the Restricted Stock plans and the Strategy Acceleration Stock Option plans for 2019. As such, the Company started recording the related provisions this month.

On May 21, 2019, the Board of Directors approved the 2019 Share-Based Compensation Plan, based on the performance, for 2019 and as such, the Company started recording the related provisions this month. This plan consists of granting common shares of the Company to a group of employees and, unless otherwise determined by the Board of Directors, the participants will fully receive the shares under the Share-Based Compensation Plan if: (i) the participant remains an employee of the Company and its Subsidiaries until the 3rd anniversary of the grant date; and (ii) the performance conditions are met. For certain participants, there is a special condition for item (i) above, in which 50% of shares under the Share-Based Compensation Plan will be acquired on the 3rd anniversary of the grant date and the remaining 50% on the 4th anniversary of the grant date.

The changes in the number of outstanding stock options and their related weighted-average prices, as well as variations in the amount of restricted shares are as follows:

Stock Option Plan and Strategy Acceleration Plan
	Average exercise price per option[1] - R$	Options (thousands)[1]
Balance on December 31, 2018	15.96	18,342
Granted	23.54	3,636
Expired	29.42	(1,132)
Exercised	14.61	(3,278)
Balance on December 31, 2019	16.51	17,568

	Restricted shares (thousands)[1]	Performance shares (thousands)[2]
Balance on December 31, 2018	2,884	-
Granted	1,328	688
Expired	(122)	-
Exercised	(998)	-
Balance on December 31, 2019	3,092	688

¹	The number of restricted shares and performance shares granted, expired and exercised are shown already considering the stock split approved at the Extraordinary Shareholders Meeting held on September 17, 2019.

[2]	The number of Restricted Shares and Shares per performance granted, expired and exercised are shown considering the split of shares approved at the General Meeting on September 17, 2019.

Of the 17,568¹ 1,000 options existing as of December 31, 2019 (18,342,000 options as of December 31, 2018) 604¹,000 options (3,344,000 options as of December 31, 2018) are exercised.

The options exercised in the year ended December 31, 2019, resulted in the use of 3,339,000 new shares issued and the use of 1,148,000 shares in the treasury stock balance (use of 98,000 treasury stock balance shares in the year ended December 31, 2018).

The expense related to the fair value of the options and restricted shares, including the charges related to restricted shares, recognized in the year ended December 31, 2019, according to the period elapsed for the acquisition of the right to exercise of options and restricted shares, was R$119.659 in the consolidated. In the year ended December 31, 2018, the expense recognized was R$62,933 in the consolidated.

Options for buying outstanding shares and restricted shares at the end of the year have the following due dates and fiscal year prices:

As of December 31, 2019 -Stock option plan

Grant date	Right acquisition conditions	Exercise price - R$[1]	Fair value[1]	Existing options	Remaining contractual life (years)	Vested options (thousands)
March 18, 2013	4 years of service as from the grant date	37.60	6.05	565	1.2	-
March 17, 2014	4 years of service as from the grant date	25.16	4.27	133	2.2	133
March 16, 2015	From 2 to 4 years of service as from the grant date	13.60	4.85 to 5.29	226	3.3	225
July 28, 2015 (Strategy acceleration)	From 4 to 5 years of service as from the grant date	12.90	6.20 to 6.23	1,295	3.6	-
March 15, 2016	From 2 to 4 years of service as from the grant date	12.84	7.16 to 7.43	344	4.3	143
July 11, 2016 (Strategy acceleration)	From 4 to 5 years of service as from the grant date	11.41	6.84 to 6.89	2,640	4.6	-
March 10, 2017	From 2 to 4 years of service as from the grant date	12.59	6.65 to 6.68	741	5.3	103
March 10, 2017 (Strategy acceleration)	From 4 to 5 years of service as from the grant date	12.59	6.87 to 6.89	2,210	5.3	-
March 12, 2018	From 2 to 4 years of service as from the grant date	16.96	7.96 to 8.21	2,059	6.3	-
March 12, 2018 (Strategy acceleration)	From 3 to 5 years of service as from the grant date	12.16 a 16.96	8.21 to 9.67	3,800	6.3	-
April 12, 2019	From 3 to 4 years of service as from the grant date	23.54	11.71 to 11.82	1,655	7.3	-
April 12, 2019 (Strategy acceleration)	From 4 to 5 years of service as from the grant date	23.54	11.51 to 11.71	1,900	7.3	-
				17,568		604

¹	The number of restricted shares and performance shares granted, expired and exercised are shown already considering the stock split approved at the Extraordinary Shareholders Meeting held on September 17, 2019.

As of December 31, 2019 - restricted shares

Grant date	Right acquisition conditions	Existing stock[1]	Fair value (R$)[1]	Remaining contractual life (years)	Vested stock (thousands) [2]
March 15, 2016	From 2 to 4 years of service as from the grant date	227	11.98 to 12.85	0.5	5
March 10, 2017	From 2 to 4 years of service as from the grant date	465	11.69 to 12.51	0.2 to 1.2	3
March 12, 2018 – Plan I	From 2 to 4 years of service as from the grant date	716	15.18 to 15.9	0.2 to 2.5	-
March 12, 2018 – Plan II	From 0.4 to 2.4 years of service as from the grant date	89	15.76 to 16.49	0.8	-
March 12, 2018 – Plan III	From 1 to 3 years of service as from the grant date	148	15.54 to 16.27	0.2 to 1.2	-
March 12, 2018 – Extraordinary Plan I	From 1 to 3 years of service as from the grant date	8	15.54 to 16.28	0.2 to 1.2	-
August 13, 2018 – Extraordinary Plan III	From 0.7 to 1.7 year of service as from the grant date	50	13.08 to 13.38	0.4	-
August 13, 2018 – Extraordinary Plan IV	From 0.8 to 1.8 v year of service as from the grant date	25	13.06 to 13.36	0.5	-
August 13, 2018 – Extraordinary Plan VI	From 1.6 to 3.6 years of service as from the grant date	75	12.24 to 13.13	0.2 to 2.2	-
April 12, 2019 – Plan I	From 2 to 4 years of service as from the grant date	821	21.62 to 22.53	1.2 to 3.3	-
April 12, 2019 – Plan II	From 1 to 3 years of service as from the grant date	468	22.14 to 22.85	0.2 to 2.3	-
		3,092			8

[1]	The number of restricted shares and performance shares granted, expired and exercised are shown already considering the stock split approved at the Extraordinary Shareholders Meeting held on September 17, 2019.

On December 31, 2019 – Performance shares

Grant date	Right acquisition conditions	Existing stock (thousands)[1]	Fair value(R$)	Remaining contractual life (years)	Vested stock (thousands)
May 21, 2019	From 3 to 4 years of service as from the grant date and if the performance conditions are met	688	23.10 to 45.70	3.0 to 4.0	-
		688			-

[1]	The number of restricted shares and performance shares granted, expired and exercised are shown already considering the stock split approved at the Extraordinary Shareholders Meeting held on September 17, 2019.

As of December 31, 2019, the market price was R$ 38.67 already considering the stock split (R$45.00 as of December 31, 2018) per share.

Options and restricted shares were priced based on the Binomial model and performance shares were priced based on a combination of Black-Scholes-Merton and Monte Carlo models. Significant data included in the models to price the fair value of options, restricted shares and performance shares granted in the period ended December 31, 2019 was:

Stock options
	April 12, 2019	April 12, 2019
Volatility	37.77%	37.77%
Dividend yield	1.17% to 1.63%	1.63% to 1.89%
Expected life for vesting	2 to 4 years	4 to 5 years
Risk-free annual interest rate	6.88% to 7.95%	7.95% to 8.18%

	Restricted shares		Share-based performance
	April 12, 2019 – Plan II	May 21, 2019	May 21, 2019
Volatility	37.77%	37.77%	37.10%
Dividend yield	1.17% to 1.63%	0.92% to 1.38%	-
Expected life for vesting	2 to 4 years	1 to 3 years	3 to 4 years
Risk-free annual interest rate	6.88% to 7.95%	6.21% to 7.52%	8.08% to 8.40%

28.	FINANCIAL INCOME (EXPENSES)

	Company		Consolidated
	2019	2018	2019	2018
FINANCIAL INCOME:
Interest on short-term investments	1,360	-	83,115	129,296
Gains on monetary and exchange rate variations (a)	6,801	-	854,025	477,297
Gains on swap and forward transactions (c)	-	-	961,185	1,323,470
Gains on fair value adjustment of swap and forward derivatives	-	-	1,709	2,760
Reversal of the monetary update of provision for tax risks and tax obligations	-	-	25,469	89,151
Other financial income	-	-	30,281	34,447
	8,161	-	1,955,784	2,056,421
Financial expenses:
Interest on financing	(4,344)	-	(503,040)	(631,475)
Interest on leases	-	-	(134,579)	-
Losses on monetary and exchange rate variations (b)	(24,814)	-	(937,925)	(1,073,549)
Losses on swap and forward transactions (d)	-	-	(964,116)	(794,504)
Loss on fair value adjustment of swap and forward derivatives	-	-	(1,452)	(2,197)
Inflation adjustment of provision for tax, civil and labor risks and tax liabilities	-	-	(13,822)	(22,026)
Appropriation of funding costs (debentures and notes)	(10,153)	-	(22,671)	(37,400)
Adjustment for hyperinflationary economy (Argentina)	-	-	(13,947)	(25,066)
Debt structuring expenses for acquisition of Avon	-	-	(115,781)	-
Other financial expenses	(9,300)	-	(88,541)	(53,492)
	(48,611)	-	(2,795,874)	(2,639,709)

Financial income (expenses)	(40,450)	-	(840,090)	(583,288)

The objective of the breakdowns below is to explain more clearly the foreign exchange hedging transactions contracted by the Company and the related balancing items in the income statement shown in the previous table:

	Company
	2019	2018
(a) Gains on monetary and exchange rate variations	6,801	-
Exchange variations of Demand Deposits in foreign currency	6,801	-

(b) Losses on monetary and exchange rate variations	(24,814)	-
Exchange variations of Demand Deposits in foreign currency	(24,814)	-
	Consolidated
	2019	2018
(a) Gains on monetary and exchange rate variations	854,025	477,297
Gains on exchange rate variation on loans, financing and debentures	677,462	402,345
Exchange rate variation on imports	11,221	6,385
Exchange rate variation on export receivables	26,144	42,901
Exchange rate variation on accounts payable to subsidiaries abroad	132,397	25,666
Exchange variations of Demand Deposits in foreign currency	6,801	-

(b) Losses on monetary and exchange rate variations	(937,925)	(1,073,549)
Losses on exchange rate variation on loans, financing and debentures	(768,939)	(996,034)
Exchange rate variation on imports	(33,718)	(40,140)
Exchange rate variation on export receivables	(23,393)	(18,323)
Exchange rate variation on accounts payable to subsidiaries abroad	(86,764)	(13,075)
Exchange rate variation on financing	(297)	(5,977)
Exchange variations of Demand Deposits in foreign currency	(24,814)	-

(c) Gains on swap and forward transactions	961,185	1,323,470
Revenue from swap exchange coupons	182,897	170,555
Gains from exchange variations on swap instruments	778,288	1,152,915

(d) Losses on swap and forward transactions	(964,116)	(794,504)
Losses on exchange rate variation on swap instruments	(690,409)	(402,708)
Financial costs of swap instruments	(273,707)	(391,796)

29.	OTHER OPERATING INCOME (EXPENSES), NET

	Consolidated
	2019	2018
Others operating income, net
Result on write-off of property, plant and equipment	6,098	1,188
ICMS-ST (b)	42,336	(27,126)
Exclusion of ICMS from PIS/COFINS base (g)	52,631	57,242
PIS/COFINS credit (e)	42,983	-
Sale of customer portfolio (c)	23,092	16,254
Tax contingencies	21,402	(706)
ICMS credit	-	2,290
Tax credits - taxation change (e)	-	23,677
Reintrega credits	-	3,058
Total Other operating income	188,542	75,877

Others expenses operating income, net
Crer para Ver (a)	(36,156)	(29,686)
Initial costs – Costs related to the acquisition of Avon (f)	(141,348)	-
Transformation Plan (d)	(51,520)	(98,465)
Other operating expenses	(8,829)	12,329
Total other operating expenses	(237,853)	(115,822)
Other operating income (expenses), net	(49,311)	(39,945)

a)	Allocation of operating profit from sales of “Crer para Ver” line of non-cosmetic products to Natura Institute, specifically directed to social projects for developing the quality of education.

b)	Refers to the requirement of ICMS tax substitution, for different states, see details in note 18. During 2019 fiscal year, provisions were reversed due to the revision of the likelihood of loss of certain States.

c)	Refers to the revenue from the sale of securities portfolio of customers overcome over 180 days, net of legal costs with lawsuits filed by debtors against the company acquiring the portfolio. Proceeds from the sale of portfolio, as well as reimbursement of legal costs, are received after write-off of overdue securities.

d)	Expenses related to the implementation of the transformation plan of The Body Shop, which is supported by five pillars, namely: (1) renewal of the brand; (2) optimization of retail operations; (3) improvement of omni-channel; (4) improvement of operating efficiency; and (5) redesign of the organization.

e)	Tax credits from prior periods related to the change in PIS and COFINS taxation in 2019.

f)	Refers to expenses related to the acquisition process of Avon, of which stand out: expenses with financial structuring (R$108,266), legal expenses (R$63,138) and regulatory expenses (R$40,891).

g)	The Company and its subsidiary Indústria e Comércio de Cosméticos Natura Ltda. are currently litigating the non-inclusion of ICMS in the PIS and COFINS contributions calculation base. Since 2007, the Company is legally authorized to pay contributions excluding ICMS, but the balance ICMS has been provisioned for as Taxes Payable. On September 30, 2017, based on the conclusion from the judgment made by the Plenary Session of the Federal Supreme Court on the Extraordinary Appeal, with general repercussion in society, which ruled unconstitutional the inclusion of ICMS in the PIS and COFINS calculation base, the Company reverted the tax obligation. On December 31, 2019, the Company recognized principal credit of R$52,631, which is no longer a contingent asset, arising from the final and unappealable decision (see note 10).

30.	EARNINGS PER SHARE

30.1. Basic

Basic earnings per share for the Company are calculated by dividing the net income attributable to the owners of the Company by the weighted average of common in outstanding shares, less common shares bought back by the Company and held as treasury shares. For the Consolidated basic earnings per share calculation, the accounting practice of the predecessor cost is used for the years ended 2019 and 2018, considering the number of shares existing at the end of the restructuring.

	Company		Consolidated
	2019	2018	2019	2018
Net income attributable to owners of the Company	(147,592)	-	155,467	548,379
Weighted average of common outstanding shares (a)	79,349,716	-	865,660,042	865,660,042
Weighted average of outstanding common shares	79,349,716	-	865,660,042	865,660,042
Basic earnings per share - R$	(1.8600)	-	0.1796	0.6335

(a) The number of shares and earnings per share already consider the stock split on September 17, 2019 and their retrospective effects.

30.2. Diluted

Diluted earnings per share is calculated for the Company by adjusting the weighted average outstanding common shares supposing that all potential common shares that would cause dilution are converted. For the Consolidated diluted earnings per share calculation, the accounting practice of the predecessor cost is used for the years ended 2019 and 2018 considering the number of shares existing at the end of the restructuring. The Company has only one category of common shares that would potentially cause dilution: the stock options, restricted actions and strategy acceleration.

	Company		Consolidated
	2019	2018	2019	2018
Net income attributable to owners of the Group	(147,592)	-	155,467	548,379
Weighted average of outstanding common shares (a)	79,349,716	-	865,660,042	865,660,042
Adjustment for stock options and restricted shares (a)	8,124,575	-	8,124,575	1,529,528
Weighted average number of common shares for diluted earnings per share calculation purposes	87,474,291	-	873,784,617	867,189,570
Diluted earnings per share - R$	(1.6873)	-	0.1779	0.6324

The number of shares and earnings per share already consider the stock split on September 17, 2019 and their retrospective effects.

On December 13, 2019, after consummation of Natura's corporate transaction of the merger of shares by the Company, as approved at general meetings of those companies held on November 13, 2019 and in accordance with its terms, to approve the relationship of participants and the quantities of grantees of restricted shares and/or purchase options to participants under each of the Plans, under the same terms and conditions as the grants currently having in Natura, respecting the necessary adaptations and adjustments in order to enable the migration of such grants to the Company, including with respect to the status of compliance with the conditions for full acquisition of such rights(vesting),as if the grants within the Company had been made on the same date on which they were made at Natura and were a continuation of the grants originally made at Natura as provided for in the respective grants contracts originally signed between each of these participants and Natura, which are already migrated and transferred to the Company, in order to continue the grants previously held by such participants in Natura.

At December 31, 2019, a total of 865,660 existing options, were not considered in the calculation of diluted earnings per share due to the fact that the exercise price is higher than average market price of the common shares during the year ended on those dates, therefore there was no dilution effect.

31.	RELATED-PARTY TRANSACTIONS

The Natura Institute holds shares in the investment fund Fundo de Investimento Essencial, and on December 31, 2019 the balance was R$3,766 (R$2,228 on December 31, 2018).

On June 5, 2012, an agreement was entered into, still present, between Indústria e Comércio de Cosméticos Natura Ltda. and Bres Itupeva Empreendimentos Imobiliários Ltda., (“Bres Itupeva”), for the construction and lease of processing, distribution, storage (HUB), in the city of Itupeva / SP a distribution center (HUB), in the city of Itupeva/SP. In 2019, Bres Itupeva granted its credits to BRC Securitizadora S/A, to which Natura makes monthly payments. Mr. Guilherme Peirão Leal and Mr. Pedro Luiz Barreiros Passos, members of the group of controlling shareholders of Natura Cosméticos S.A., indirectly hold controlling interests in Bres Itupeva. The amount involved in the registered transaction is recorded under “Right of Use” of "Buildings" in the amount of R$44,244 (R$49,136 under “Builds” of Property, Plant and Equipment as of December 31, 2018).

Natura Cosméticos S.A. and Raia Drogasil S.A. entered into a purchase and sale agreement and other covenants for selling products in Raia and Drogasil. Mr. Guilherme Peirão Leal and Mr. Pedro Luiz Barreiros Passos, members of the Natura Cosméticos S.A. control block, indirectly hold shareholding interest in Raia Drogasil S.A.

In the period ended September 30, 2019, Natura Cosméticos S.A. and its subsidiary transferred to the Natura Institute, in the form of a donation associated with maintenance, the amount of R$1,500 corresponding to 0.5% of net income for the prior fiscal year, and a donation associated with the net sales of products in the Natura Crer Para Ver line, in the amount of R$23,000 (R$25,289 on December 31, 2018).

31.2. Key management personnel compensation

The total compensation of the Company’s Management is as follows:

	2019			2018
	Compensation			Compensation
	Fixed	Variable	Total	Fixed	Variable	Total
	(a)	(b)		(a)	(b)
Board of Directors	22,056	30,919	52,975	13,141	24,860	38,001
Officers	32,963	42,142	75,105	32,739	68,540	101,279
	55,019	73,061	128,080	45,880	93,400	139,280

a)	The item “Officers” includes the amount of R$536 referred to the amortization of the Confidentiality and Non-Compete Agreement during the fiscal year ended December 31, 2019 (R$1,946 in the fiscal year ended December 31, 2018).

b)	Refers to profit sharing, on an accrual basis, net of reversals, regarding the Restricted Stock Plan and Strategy Acceleration Program, including charges, as applicable, to be determined in the year. The amounts include additions to and/or reversals of provisions made in the previous year, due to final assessment of the targets established for board members and officers, statutory and non-statutory, in relation to profit sharing.

31.3. Share-based payments

Breakdown of the Company officers and executives’ compensation:

	Grant of options
	2019			2018
	Stock option balance (number)1 (a)	Average fair value of stock options[1] – R$	Average exercise price[1] - R$ (b)	Stock option balance (number) 1 (a)	Average fair value of stock options[1] – R$	Average exercise price[1] - R$ (b)
Officers	13,059,677	8.40	16.51	11,156,406	7.47	15.96

	Restricted shares
	2019		2018
	Stock option balance (number)1 (a)	Average exercise price[1] - R$ (b)	Stock option balance (number)1 (a)	Average exercise price[1] - R$ (b)
Officers	1,012,641	19.23	751,794	14.81

¹	The number of stock options granted, expired and exercised and their respective fair values are shown already considering the stock split approved at the Extraordinary Shareholders Meeting held on September 17, 2019.

a)	Refers to the balance of the options and restricted shares ripe ("vested") and mature ("unvested"), not carried out, at the balance sheet dates.

b)	Refers to the weighted-average exercise price of the option at the time of the stock option plans, adjusted for interest based on the Extended Consumer Price Index (IPCA) through the end of the reporting period. The new Stock Option Plan implemented in 2015, include no monetary adjustment.

32.	COMMITMENTS

32.1. Contracts related to supply of inputs

The subsidiary Indústria e Comércio de Cosméticos:

➢	Agreements that started in 2017 and effective up to 2019, with the value of Megawatts/h between R$177 and R$302.

➢	Agreements that started in 2018 and effective up to 2020, with the value of Megawatts/h between R$265 and R$363.

➢	Agreements that started in 2019 and effective up to 2022, with the value of Megawatts/h between R$155 and R$305.

➢	Agreements that started in 2020 and effective up to 2022, with the value of Megawatts/h between R$204 and R$238

The amounts are carried based on electric power consumption estimates in accordance with the contract period, whose prices are based on volumes, also estimated, resulting from the subsidiary’s continuous operations.

Total minimum supply payments, measured at nominal value, according to the contract, are:

	2019	2018
Less than one year	17,918	1,268
Between one and five years	13,160	4,940
Total	31,078	6,208

33.	INSURANCE

The Group has an insurance policy that considers principally risk concentration and materiality, taking into consideration the nature of its activities and the opinion of its insurance advisors. As of December 31, 2019, insurance coverage is as follows:

		Amount insured
Item	Type of coverage	2019	2018
Industrial complex and administrative sites	Any damages to buildings, facilities, inventories, and machinery and equipment	2,322,801	2,269,660
Vehicles	Fire, theft and collision for 818 vehicles (936 in 2018)	212,027	204,329
Loss of profits	No loss of profits due to material damages to facilities buildings and production machinery and equipment	1,582,000	1,409,278
Transport	Damages to products in transit	32,309	31,193
Civil liability	Protection against error or complaints in the exercise of professional activity that affect third parties	532,510	514,430
Environmental liability	Protection against environmental accidents that may result in environmental lawsuits	30,000	30,000

34.	ADDITIONAL STATEMENTS OF CASH FLOWS

The following table presents additional information on transactions related to the cash flow statement:

	Consolidated
	2019	2018
Non-cash items
Hedge accounting, net of tax effects	70,569	51,165
Dividends and interest on equity declared and not yet paid	110,671	111,449
Net effect of acquisition of property, plant and equipment and intangible assets not yet paid	(18,645)	6,797

35.	SUBSEQUENT EVENTS

a)	Acquisition of Avon Products Inc.

On January 3, 2020, Nectarine Merger Sub II was incorporated by Avon (the "First Incorporation"), and Nectarine Merger Sub I was subsequently incorporated by Natura &Co (the "Second Incorporation" and, together with the First Incorporation, the "Incorporations"). With the result of The Mergers, Avon become a direct wholly owned subsidiary of Natura &Co and Common Share of Avon issued and in circulation immediately before the consummation of the Operation was converted and paid.

On the same date Natura and Natura &Co informed the market to (i) satisfaction of the suspensive conditions provided for in the Protocol and Justification for Incorporation and the Agreement and Plan of Mergers; (ii) the exchange ratio of the incorporation of 0.600 (zero decimal six) common shares issued by Natura &Co or 0.300 (zero decimal three) American Depositary Receipts ("ADR") of Natura &Co (each ADR representing 2 common shares of Natura &Co), at the discretion of each shareholder, in each case, in place of each (1) common share of issuing nectarine Merger Sub I, Inc. held immediately before the incorporation; (iii) the capital increase, by issuing 321,830,266 common shares of Natura &Co, by the total subscription price of R$ 10,376,920,792.08 (ten billion, three hundred and seventy-six million, nine hundred and twenty thousand, seven hundred and ninety-two reais and eight reais and eight cents), corresponding to R$ 32.2434583951753, of which R$ 10.5575709394641 were allocated to the share capital account and the remainder, in the amount of R$ 21.6858874557113 per share, was allocated to the capital reserve account.

Nectarine Merger Sub I, Inc shareholders (which in turn were Avon shareholders.) became holders of common shares representing approximately 27.1% of Natura &Co's total and voting capital, while Natura &Co shareholders. immediately before the merger consummation remained holders of common shares representing approximately 72.9% of Natura &Co.'s total and voting capital, on fully diluted bases, and the Company's share capital changed to R$ 4,883,182,328.04, divided into 1,187,490,208 common, nominative and nominal valued shares.

After the conditions for the Transaction close were reached, and through a series of restructurings between these entities, there was a business combination between Natura &Co and Avon, with Natura &Co being the acquirer.

Transaction costs incurred up to the transaction close on January 3, 2020, by Natura, are approximately R$ 112 million. These are not considered components of the consideration transferred and were recognized as expenses in the periods in which the costs were incurred.

The following table summarizes the preliminary calculation of the consideration transferred on January 3, 2020.

In millions of R$, except for the number of shares
Number of Avon common shares outstanding as of January 3, 2020	536,383,776
Multiplied by the Exchange Ratio of 0.600 Natura &Co Holding Shares per each Avon common share	321,830,266
Multiplied by the market price of Natura &Co shares on January 3, 2020	41.00
Consideration in the issue of shares	13,195
Adjust the estimated cash consideration (*)	171
Estimated consideration to be transferred	13,366

(*) Adjusted to include the effects of eventual replacement and settlement of share-based payment plans.

Natura &Co is analyzing the allocation of the consideration transferred by the Transaction and has prepared a preliminary allocation as shown in the table below. Regarding the contingent liabilities assumed, the amount shown in the table below corresponds to the historical amount of the contingencies recorded, since our preliminary assessment has not been completed. The analysis will be based on the IFRS 3 accounting standard (paragraph 23) in which a contingent liability is recognized on the acquisition date of the transaction provided that: (i) it represents a present obligation arising from past events and (ii) can be reliably measured.

The following table summarizes the preliminary allocation of the consideration transferred on January 3, 2020.

In millions of R$
Total estimated consideration to be transferred:	13,366
(-) Fair value of acquired assets:
Cash and cash equivalent	2,636
Accounts receivable	1,135
Inventories	1,942
Other current assets	1,055
Assets held for sale	185
Property, plant and equipment	2,884
Income tax and deferred social contribution	667
Assets of right of use	580
Other non-current assets	475
Judicial deposits	284
Recoverable taxes	516
Employee benefit plan	553
Intangible	5,709
(+) Fair value of liabilities assumed:
Current Liabilities	6,094
Provision for contingencies	651
Long-term debt	7,082
Leasing	586
Deferred taxes	672
Other liabilities	809
(-) Net Assets	2,727

Non-controlling interest	28

Goodwill	10,667

The above goodwill is attributable to the strong market position and geographic regions and will result in a more diversified and balanced global portfolio, as well as future expected profitability and operational synergies such as supply, manufacturing, distribution and efficiency of the administrative structure and revenue growth.

36.	APPROVAL OF FINANCIAL STATEMENTS

The Company’s financial statements were approved by the Board of Directors and authorized for issue at the meeting held on March 05, 2020.